PROSPECTUS
                                                              FILED PURSUANT TO
                                                              RULE 424(b)(1)
                                                              FILE NO. 333-51895
                                      LOGO
                       OF PEDIATRIC SERVICES APPEARS HERE

                               OFFER TO EXCHANGE
                10% SENIOR SUBORDINATED NOTES DUE 2008, SERIES A
                         ($75,000,000 PRINCIPAL AMOUNT)
                              FOR ALL OUTSTANDING
                     10% SENIOR SUBORDINATED NOTES DUE 2008
                   ($75,000,000 PRINCIPAL AMOUNT OUTSTANDING)

         THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME
                       ON JUNE 12, 1998, UNLESS EXTENDED

                               ----------------

  Pediatric Services of America, Inc., a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (as the same may be amended or supplemented from time to time, the "Prospectus") and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange up to $75,000,000 aggregate principal amount of its 10% Senior Subordinated Notes due 2008, Series A (the "New Notes") for up to $75,000,000 aggregate principal of its outstanding 10% Senior Subordinated Notes due 2008 (the "Old Notes"). The terms of the New Notes are identical in all material respects to those of the Old Notes, except
(i) the New Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and therefore will not be subject to certain restrictions on transfer applicable to the Old Notes and (ii) the New Notes will not provide for the payment of Liquidated Damages (as defined herein) relating to certain registration rights. The New Notes will be issued pursuant to, and entitled to the benefits of, the Indenture (as defined herein) governing the Old Notes. The New Notes and the Old Notes are referred to collectively as the "Notes."

  The New Notes will bear interest at the rate of 10% per annum, payable semi-annually on April 15 and October 15 of each year, commencing October 15, 1998. Holders of New Notes will receive interest on October 15, 1998, from the date of initial issuance of the New Notes, plus an amount equal to the accrued interest on the Old Notes from the date of initial issuance thereof to the date of exchange thereof pursuant to the Exchange Offer. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes in exchange therefor.

                                                        (continued on next page)

                               ----------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER.

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION OR ANY STATE  SECURITIES COMMISSION NOR HAS THE  SECURI-
  TIES  AND EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION  PASSED
   UPON THE  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY  REPRESENTATION TO
                     THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is May 12, 1998.

(continued from previous page)
  The New Notes are redeemable for cash at any time on or after April 15, 2003, at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, at any time prior to April 15, 2001, the Company may redeem up to $18,750,000 aggregate principal amount of the Notes with the net proceeds from one or more public offerings of common stock of the Company at the redemption price set forth herein plus accrued and unpaid interest to the date of redemption; provided, that at least $56,250,000 aggregate principal amount of the Notes would remain outstanding after giving effect to any such redemption. Upon a Change of Control (as defined herein), the holders of the Notes will have the right to require the Company to repurchase their Notes, in whole or in part, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. See "Description of New Notes."

  The New Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt (as defined herein) of the Company, including indebtedness under the Credit Agreement. The New Notes will be guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior subordinated basis by all existing and future Restricted Subsidiaries (as defined herein) of the Company (the "Guaranteeing Subsidiaries"). The Subsidiary Guarantees will be subordinated in right of payment to all existing and future Senior Debt of the Guaranteeing Subsidiaries, including any guarantees by the Guaranteeing Subsidiaries of the Company's obligations under the Credit Agreement (as defined herein). As of April 30, 1998, the Company had approximately $27.0 million of Senior Debt outstanding. In addition, the Company had approximately $73.0 million available for borrowing under the Credit Agreement.

  The Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on June 12, 1998, unless extended by the Company in its sole discretion (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. In the event the Company terminates the Exchange Offer, and does not accept for exchange any Old Notes with respect to the Exchange Offer, the Company will promptly return the Old Notes to the holders thereof. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange, but is otherwise subject to certain customary conditions. The Old Notes may be tendered only in integral multiples of $1,000.

  The New Notes are being offered hereunder in order to satisfy certain obligations of the Company and the Guaranteeing Subsidiaries contained in the Registration Rights Agreement dated April 16, 1998 (the "Registration Rights Agreement"), by and among the Company, the Guaranteeing Subsidiaries and Salomon Brothers Inc, NationsBanc Montgomery Securities LLC and First Union Capital Markets, a division of Wheat First Securities, Inc., as the initial purchasers (the "Initial Purchasers") with respect to the offering of the Old Notes (the "Initial Offering").

  Based on interpretations by the Staff of the Securities and Exchange Commission (the "Commission"), the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by the respective holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act), provided that the New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such New Notes and is not engaged in and does not intend to engage in a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of the New Notes received in exchange for Old Notes if such New Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  Prior to the Exchange Offer, there has been no public market for the New Notes. There can be no assurance as to the liquidity of any markets that may develop for the New Notes, the ability of holders to sell the New Notes, or the price at which holders would be able to sell the New Notes. Future trading prices of the New Notes will depend on many factors, including among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Historically, the market for securities similar to the New Notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that any market for the New Notes, if such market develops, will not be subject to similar disruptions. The Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes offered hereby. However, the Initial Purchasers are not obligated to do so and any market-making activities may be discontinued at any time without notice.

  The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to pay the expenses incident to the Exchange Offer.

                               ----------------

        PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

  THIS PROSPECTUS (INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN) CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS (AS SUCH TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995) AND INFORMATION RELATING TO THE COMPANY THAT IS BASED ON THE BELIEFS OF THE MANAGEMENT OF THE COMPANY, AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE MANAGEMENT OF THE COMPANY. WHEN USED IN THIS PROSPECTUS (OR IN THE DOCUMENTS INCORPORATED BY REFERENCE) THE WORDS "MAY," "COULD," "SHOULD," "WOULD," "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT," "PLAN" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, CERTAIN OF WHICH ARE BEYOND THE COMPANY'S CONTROL. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING THOSE DISCUSSED UNDER "RISK FACTORS" AS WELL AS GENERAL ECONOMIC CONDITIONS AND INDUSTRY TRENDS, THE LEVEL OF ACQUISITION OPPORTUNITIES AVAILABLE TO THE COMPANY AND THE COMPANY'S ABILITY TO NEGOTIATE THE TERMS OF SUCH ACQUISITIONS ON A FAVORABLE BASIS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                             AVAILABLE INFORMATION

  The Company and the Guaranteeing Subsidiaries have filed with the Commission a Registration Statement on Form S-4 under the Securities Act for the registration of the New Notes offered hereby (the "Registration Statement"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company or the New Notes offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the public reference facility maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Commission. Proxy statements, reports and other information concerning the Company can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the reports, proxy statements and other information can be obtained from the Commission's website at http:www.sec.gov. Quotations relating to the Common Stock of the Company appear on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company also can be inspected at the offices of the Nasdaq National Market, 1753 K Street, N.W., Washington, D.C. 20006 or at the Company's website at www.psakids.com.

  For so long as any Notes remain outstanding, the Company is obligated under the Indenture to remain subject to the reporting requirements of Section 13 or
Section 15(d) of the Exchange Act and to continue to file with the Commission such information, documents and other reports which are specified in such Sections of the Exchange Act. The Company is obligated to file with the Trustee (as defined herein) and cause to be provided to the holders of the Notes copies of such annual reports and of the information, documents and other reports which the Company is required to file with the Commission.

                          INCORPORATION BY REFERENCE

  The following documents heretofore filed by the Company with the Commission are hereby incorporated herein by reference as of their respective dates:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997;

    (2) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997; and

    (2) The Company's Current Report on Form 8-K dated April 17, 1998.

  All reports and documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Exchange Offer shall be deemed to be incorporated by reference herein and made a part hereof from the respective dates of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Requests should be directed to: Susan E. Dignan, General Counsel, Pediatric Services of America, Inc., 310 Technology Parkway, Norcross, Georgia 30092, telephone number (770) 441-1580.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the related notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein.

                                  THE COMPANY

  The Company is a leading provider of children's health care and related services. The Company is the nation's largest focused pediatric home health care provider and third largest provider of paramedical testing services. The Company provides children's health care services through 131 branch offices located in 29 states and the District of Columbia and paramedical testing services through over 200 field offices located in all 50 states, Puerto Rico and Guam. During the quarter ended December 31, 1997, health care and related services represented approximately 84% of the Company's net revenue and paramedical testing represented approximately 16% of the Company's net revenue. The Company's net revenue and EBITDA have increased at a compound annual growth rate (measured as the yearly percentage growth from the fiscal year ended September 30, 1992 to the fiscal year ended September 30, 1997) of 53% and 60%, respectively. For the twelve months ended December 31, 1997, the Company had net revenue and EBITDA of $219.0 million and $23.8 million, respectively.

  The U.S. market for pediatric home health care services is estimated by the Company to exceed $5 billion. This market is served by a large number of small entities that operate on a local or regional basis and typically provide a limited range of health care services. This market is also served by a small number of national home health care companies that service the pediatric market as part of a broader product offering. Because of the high degree of specialization required for effective treatment of pediatric patients and the broad scope of services required due to pediatric patients' generally high medical acuity levels, the Company believes that there are significant growth opportunities for a national provider offering a broad range of health care services focused on the pediatric patient. The Company also believes that pediatric health care is a highly distinct and attractive segment of the home health care market. Pediatric patients typically are medically fragile due to premature birth, trauma or genetic defects and often require constant, high acuity, specialized care from trained nurses for extended periods of time. Third-party reimbursement for pediatric home care is provided predominantly by private health insurance, with a smaller portion provided by Medicaid. Because of the special needs of pediatric patients, the acuity of care and the skill levels of the nurses or therapists providing the care, the rates charged for nursing and other home health care services for pediatric patients are generally higher than adult rates. In addition, due to the high medical acuity of pediatric home care patients and the large variations in patient conditions and treatment protocols, pediatric home health care is typically not reimbursed on a capitated basis.

  The Company provides a broad range of pediatric health care services, including nursing, respiratory therapy and other medical equipment, and pharmacy and infusion therapy. In addition, the Company provides pediatric rehabilitation services, day treatment centers for medically fragile children, pediatric well care services and special needs educational services for pediatric patients. The Company also provides case management services in order to assist the family and patient by coordinating the provision of services between the insurer or other payor, the physician, the hospital and other health care providers. The Company's services are designed to provide a high quality, lower cost alternative to prolonged hospitalization for medically fragile children.

  The U.S. paramedical testing services market is estimated by the Company to be approximately $500 million with the majority of services being provided by four national providers, including the Company, and several regional providers. Paramedical testing services include taking health histories, obtaining blood and urine samples and administering physical examinations and electrocardiograms. Some or all of these tests are typically required by insurance companies as a prerequisite to underwriting life, health and disability insurance policies.

The Company believes that the paramedical testing services market is growing due to: (i) the implementation of stricter underwriting standards requiring increased testing as a result of growing concern over substance abuse and AIDS and other catastrophic illnesses; (ii) technological advances in testing; and
(iii) the aging of the U.S. population. The Company also believes that large national providers are growing at the expense of local and regional providers as many insurance companies seek to improve quality and reduce administrative costs by consolidating their business with fewer providers.

  In February 1996, the Company acquired Premier Medical Services, Inc. ("Premier"), thereby extending its home health care operations and entering the paramedical testing business. In December 1997, the Company acquired the Physical Measurements Information division ("PMI") of ChoicePoint Services, Inc. ("ChoicePoint"), consisting of ChoicePoint's paramedical testing assets and operations, making the Company the nation's third largest provider of paramedical testing services. The Company provides a broad range of paramedical testing services, including taking health histories, collecting blood and urine samples, administering physical examinations and performing electrocardiogram examinations on insurance applicants. The Company's paramedical testing services clients include over 1,000 life, health and disability insurance companies as well as corporations that require drug and alcohol screening, wellness physical examinations and occupational health services. For the year ended December 31, 1997, the Company estimates that PMI had approximately $60.0 million in net revenue.

  The Company's goal is to be the nation's leading provider of children's health care services and paramedical testing services. The Company's strategy to achieve this goal includes: (i) continuing to focus on children's health care services; (ii) expanding into new geographic markets; (iii) expanding the range of services offered by the Company in its existing markets; (iv) providing high quality, cost-effective care; (v) leveraging the quality of the Company's service offering and its market position to continue to increase the Company's share of the paramedical testing market; and (vi) continuing to selectively acquire companies which extend the Company's geographic presence and service offerings.

                               THE EXCHANGE OFFER

The New Notes...............  The forms and terms of the New Notes are identical in all material respects to the terms of the Old Notes for which they may be exchanged pursuant to the Exchange Offer, except for certain transfer restrictions and registration rights relating to the Old Notes described under "--Terms of New Notes."

The Exchange Offer..........  The Company is offering to exchange up to $75 million aggregate principal amount of 10% Senior Subordinated Notes due 2008, Series A (the "New Notes") for up to $75 million aggregate principal amount of its outstanding 10% Senior Subordinated Notes due 2008 (the "Old Notes"). Old Notes may be exchanged only in integral multiples of $1,000.

Expiration Date; Withdrawal
 of Tender..................
                              The Exchange Offer will expire at 5:00 p.m., New York City time, on June 12, 1998, or such later date and time to which it is extended by the Company (the "Expiration Date"). The tender of the Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Certain Conditions to the
 Exchange Offer.............
                              The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer -- Certain Conditions to the Exchange Offer."

Procedures for Tendering      Each holder of Old Notes wishing to accept the
 Old Notes..................  Exchange Offer must complete, sign and date the
                              Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Old Notes and any other required documentation to the Exchange Agent (as defined herein) at the address set forth herein.
                              By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, (i) any New Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution of the New Notes and (iii) it is not an "affiliate", as defined in Rule 405 of the Securities Act, of the Company or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Interest on New Notes.......  The New Notes will bear interest at the rate of
                              10% per annum, payable semi-annually on April 15 and October 15 of each year, commencing October 15, 1998. Holders of the New Notes will receive interest on October 15, 1998 from the date of initial issuance of the New Notes, plus an amount equal to the accrued interest on the Old Notes from the date of initial issuance of the Old Notes to the date of exchange thereof pursuant to the Exchange Offer. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes in exchange therefor.

Special Procedures for
 Beneficial Owners..........
                              Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Old Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his or her Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

Guaranteed Delivery           Holders of Old Notes who wish to tender their Old
 Procedures.................  Notes and whose Old Notes are not immediately available or who cannot deliver their

                              Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent, prior to the Expiration Date, must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer --Guaranteed Delivery Procedures."

Registration Requirements...  The Company has agreed to use its best efforts to
                              (i) cause the registration statement of which this Prospectus constitutes a part to become effective and (ii) to consummate, no later than 45 days following the date on which such registration statement becomes effective, the registered Exchange Offer pursuant to which holders of the Old Notes will be offered an opportunity to exchange their Old Notes for the New Notes which will be issued without legends restricting the transfer thereof. In the event the applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer or in certain other circumstances, the Company has agreed to file a Shelf Registration Statement (as defined under "Old Notes; Registration Rights") covering resales of the Old Notes and to use its best efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act and, subject to certain exceptions, keep such Shelf Registration Statement effective until two years after the effective date thereof.

Certain Federal Income Tax
 Considerations.............
                              For a discussion of certain federal income tax considerations relating to the exchange of the New Notes for the Old Notes, see "Certain Federal Income Tax Considerations Relating to the Exchange Offer."

Exchange Agent..............  SunTrust Bank, Atlanta is the Exchange Agent. The
                              address and telephone number of the Exchange
                              Agent are set forth in "The Exchange Offer--
                              Exchange Agent."

  The Old Notes are currently eligible for trading in the Nasdaq Stock Market's Portal MarketSM ("Portal"). Following commencement of the Exchange Offer but prior to its consummation, the Old Notes may continue to be traded in the Portal market. Following consummation of the Exchange Offer, only Old Notes not exchanged will be eligible for Portal trading.

                               TERMS OF NEW NOTES

New Notes...................  $75,000,000 principal amount of 10% Senior
                              Subordinated Notes due 2008, Series A.

Maturity Date...............  April 15, 2008.

Interest Payment Dates......  April 15 and October 15 of each year, commencing
                              October 15, 1998.

Subordination; Subsidiary     The New Notes will be general unsecured
 Guarantees.................  obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company, including indebtedness under the Credit Agreement (as defined herein). The New
                              Notes will be guaranteed, jointly and severally, on a senior subordinated basis by all existing and future Restricted Subsidiaries of the Company. The Subsidiary Guarantees will be subordinated in right of payment to all existing and future Senior Debt of the Guaranteeing
                              Subsidiaries, including any guarantees by the Guaranteeing Subsidiaries of the Company's obligations under the Credit Agreement. As of April 30, 1998, the Company had approximately
                              $27.0 million of Senior Debt outstanding. In addition, the Company had approximately $73.0 million available for borrowing under the Credit
                              Agreement. See "Description of Credit Agreement."

Optional Redemption.........  Except as provided below, the New Notes are not redeemable at the Company's option prior to April 15, 2003. Thereafter, the New Notes will be redeemable, in whole or in part, at the option of the Company, at the redemption prices set forth herein plus accrued and unpaid interest to the date of redemption. In addition, at any time prior to April 15, 2001, the Company may, at its option, redeem up to $18,750,000 aggregate principal amount of Notes with the net proceeds from one or more public offerings of common stock of the Company at the redemption price set forth herein plus accrued and unpaid interest to the date of redemption; provided that at least $56,250,000 aggregate principal amount of Notes would remain outstanding after giving effect to any such redemption. See "Description of New Notes -- Optional Redemption."

Change of Control...........  In the event of a Change of Control, each holder of New Notes will have the right to require the Company to repurchase such holder's New Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. In the event a Change of Control were to occur, there can be no assurance that the Company will have available funds sufficient to repurchase all of the New Notes that holders elect to tender. In addition, the Credit Agreement prohibits the Company from repurchasing the New Notes without the consent of the lenders. See "Description of New Notes -- Repurchase at the Option of
                              Holders -- Change of Control."

Offer to Purchase...........  The Company will be required in certain circumstances to make an offer to purchase New Notes and certain other indebtedness, at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase, with the net cash proceeds of certain asset sales. The Credit Agreement, however, prohibits the Company from repurchasing the New Notes without the consent of the lenders. See "Description of Notes -- Asset Sales."

Restrictive Covenants.......  The indenture governing the Notes (the
                              "Indenture") contains covenants including, but not limited to, covenants with respect to limitations on the following matters: (i) the incurrence of additional indebtedness, (ii) the creation of liens, (iii) restricted payments,
                              (iv) sales of assets, (v) mergers and
                              consolidations, (vi) payment restrictions affecting subsidiaries and (vii) transactions with affiliates. See "Description of New Notes --
                               Certain Covenants."

Use of Proceeds.............  There will be no cash proceeds to the Company from the Exchange Offer. See "Use of Proceeds of the New Notes."

Risk Factors................  See "Risk Factors" beginning on page 13 for a discussion of certain factors that should be considered prior to making a decision with respect to the Exchange Offer.

                      SUMMARY FINANCIAL AND OPERATING DATA

                                        THREE MONTHS ENDED DECEMBER
                           AS ADJUSTED              31,                          YEAR ENDED SEPTEMBER 30,
                          TWELVE MONTHS --------------------------- ----------------------------------------------------
                              ENDED                                    AS
                          DECEMBER 31,  AS ADJUSTED                 ADJUSTED
                             1997(1)      1997(2)    1997    1996   1997(2)    1997     1996     1995    1994     1993
                          ------------- ----------- ------- ------- -------- -------- -------- -------- -------  -------
                                                             (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA(3):
Net revenue.............    $219,027     $ 61,559   $61,559 $46,554 $204,023 $204,023 $163,804 $111,860 $70,686  $52,190
Operating salaries,
 wages and employee
 benefits...............      94,290       26,081    26,081  19,734   87,943   87,943   72,026   50,078  33,198   26,260
Other operating costs...      80,381       22,943    22,943  17,948   75,386   75,386   60,096   39,087  23,566   15,476
Corporate, general and
 administrative.........      13,949        3,836     3,836   2,772   12,885   12,885   10,784    7,217   5,428    4,946
Provision for doubtful
 accounts...............       6,698        1,833     1,833   1,375    6,239    6,239    4,708    3,164   1,411    1,335
Depreciation and
 amortization...........       6,534        1,847     1,847   1,416    6,103    6,103    4,858    3,656   1,874    1,328
Combination costs.......         --           --        --      --       --       --     1,166      --      --       --
Operating income........      17,175        5,019     5,019   3,309   15,467   15,467   10,166    8,658   5,209    2,845
Interest expense........       7,841        1,991     1,466     575    7,800    3,534    1,778    1,643   1,074      872
Minority interest in
 loss of subsidiary.....          81            1         1      40      119      119       64      --      --       --
Income taxes............       3,766        1,212     1,432   1,118    3,114    4,797    3,406    2,803   1,556      574
Extraordinary item, net
 of tax.................         --           --        --      --       --       --       --       781    (408)     --
Net income..............    $  5,649     $  1,817   $ 2,122 $ 1,656 $  4,672 $  7,255 $  5,046 $  4,993 $ 2,171  $ 1,399
OTHER FINANCIAL DATA:
Depreciation and
 amortization...........    $  6,534     $  1,847   $ 1,847 $ 1,416 $  6,103 $  6,103 $  4,858 $  3,656 $ 1,874  $ 1,328
Gross interest expense..       7,841        1,991     1,466     575    7,800    3,534    1,778    1,643   1,074      872
EBITDA(4)...............      23,790        6,867     6,867   4,765   21,689   21,689   15,088   12,314   7,083    4,173
Capital expenditures....       7,242        1,774     1,774   1,400    6,867    6,867    6,479    3,811   2,682    1,890
AS ADJUSTED FINANCIAL
 RATIOS:
Ratio of EBITDA to gross
 interest expense(4)....         3.0          3.5                        2.8
Ratio of total long-term
 obligations to
 EBITDA(4)..............         4.0         N.M.                        3.5
Ratio of earnings to
 fixed charges(5).......         2.1          2.5       3.3     5.1      1.9      4.0      5.0      4.7     4.4      2.9
                            AT DECEMBER 31, 1997
                          -------------------------
                                            AS
                             ACTUAL     ADJUSTED(1)
                          ------------- -----------
BALANCE SHEET DATA:
Cash and cash
 equivalents............    $    415     $    415
Working capital.........      70,646       70,646
Total assets............     201,517      204,517
Long-term obligations,
 including current
 portion................      92,147       95,147
Total stockholders'
 equity.................      79,783       79,783

--------
(1) Represents the unaudited consolidated statement of operations of the Company for the three months ended December 31, 1997 combined with the unaudited consolidated statement of operations of the Company for the nine months ended September 30, 1997, adjusted to give pro forma effect to the sale of the Old Notes and the application of the net proceeds therefrom as described under "Use of Proceeds of Old Notes" as if such transactions had occurred on January 1, 1997.
(2) Reflects the sale of the Old Notes and the application of the net proceeds therefrom as described in "Use of Proceeds of Old Notes" as though such transactions had occurred as of October 1, 1996 for statement of operations purposes, and as of December 31, 1997 for balance sheet purposes. Does not give effect to interest income derived from the net proceeds from the offering of the Old Notes after giving effect to the repayment of indebtedness or to the acquisition of PMI or certain other businesses acquired during the period, for which audited financial statements are not available.
(3) The consolidated financial information has been restated for the effect of the business combination on February 29, 1996, of the Company and Premier, which was accounted for using the pooling-of-interests method. See Note 5 of notes to the Company's Consolidated Financial Statements.
(4) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, non-recurring charges, interest and other income and extraordinary items. EBITDA is included herein because management believes that certain investors may find it to be a useful tool for measuring a company's ability to service its debt; however, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net income as an indicator of the Company's operating performance or for cash flow as a measure of liquidity.
(5) The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from operations before income taxes, non-recurring items and extraordinary items plus fixed charges. Fixed charges include interest expense, amortization of debt issuance costs and the estimated interest component of rent expense.

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors, as well as the other information included or incorporated by reference in this Prospectus, in evaluating an investment in the Notes.

RISKS ASSOCIATED WITH GROWTH STRATEGY; RECENT ACQUISITION

  Acquisitions represent an important element of the Company's growth strategy. Historically the Company has acquired local and regional home health care companies and paramedical testing companies. In the future, the Company may seek to acquire health care companies and other businesses and entities that expand or are complementary to the Company's existing business. There can be no assurance that acquisitions can be consummated or that acquired businesses can be integrated successfully into the Company's operations. Furthermore, there can be no assurance that the Company will be able to obtain sufficient financing for future acquisitions. Under the Credit Agreement, its lenders must consent to all acquisitions involving consideration in excess of $10 million and, prior to September 30, 1998, to any acquisitions or series of related acquisitions involving cash consideration in excess of $1 million. There also can be no assurance that past or future acquisitions will not have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following consummation of such transactions while the operations of the acquired business or assets are being integrated into the Company's operations. The Company also intends to expand its operations by opening new branch offices in both new and existing markets and expanding the services currently provided at its existing branch offices. There can be no assurance that, if established, such start-up branch offices or service line extensions will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  In December 1997, the Company purchased PMI, which had revenues of approximately $60 million for the year ended December 31, 1997. Pursuant to the terms of the transaction, ChoicePoint provided certain services on behalf of the Company, including order entry, scheduling, status reporting, billing and other related services with respect to the acquired operations at no charge from December 15, 1997 through April 15, 1998, and continues to provide these services for a monthly fee of approximately $223,000 per month from April 15, 1998 through June 30, 1998, unless extended by mutual agreement of the parties. The assets purchased from ChoicePoint included a computer system under development by ChoicePoint designed to meet the requirements of the paramedical testing operations (the "PMI System"). The system is designed for entering orders, scheduling examinations and providing status reports. The Company anticipates that the PMI System will be implemented in July 1998. The Company is also developing internally a new paramedical testing billing and collection system which is designed to integrate with the PMI System. The Company is completing the development of this billing and collection system and currently plans to implement it in June 1998. The integration of the PMI System and the completion of the billing and collection system will require a significant amount of management's time and attention, and there can be no assurance that the Company will complete the development of the billing and collection system or the integration of the operations in a timely manner. Failure to complete the billing and collection system and integrate the operations in accordance with management's plans could have a material adverse effect on the Company's financial condition and results of operations.

  Prior to the Company's purchase of PMI, ChoicePoint conducted its paramedical testing operations as a nonsegregated division within ChoicePoint. As such, ChoicePoint did not maintain detailed separate financial information regarding the paramedical testing operations, other than information with respect to net revenue. As a result, the Company could not obtain from ChoicePoint sufficient financial information to prepare financial statements for PMI for periods prior to the Company's acquisition of PMI. Accordingly, except as to 1997 revenues and certain pro forma revenue information, neither historical nor pro forma financial information with respect to PMI is included in this Prospectus. The financial information used by the Company to value PMI's operations and to create operating models and forecasts based on its financial position and results of operations are based on numerous estimates and assumptions. Although the Company believes that these estimates and assumptions are reasonable, there can be no assurance that they are correct. As a result, PMI may not contribute to the Company's results of operations as expected by management, which could have a material adverse effect on the Company.

REIMBURSEMENT

  During the year ended September 30, 1997, the Company derived approximately 64% of its health care related net revenue from private third-party payors, and 27% and 9% from Medicaid and Medicare, respectively. Federal and state governments as well as private and third-party payors have taken and continue to take extensive steps intended to contain or reduce the costs of health care. These steps have included, among others, reductions in reimbursement rates, changes in services covered, increased utilization review of services, negotiated prospective or discounted contract pricing and adoption of a competitive bid approach to service contracts. Cost containment efforts are expected to continue in the future. Although home health care, which is generally less costly than hospital-based care, has benefitted from many of these cost containment efforts, as expenditures in the home health care market continue to grow, governmental and private initiatives aimed at reducing the cost of health care delivery at non- hospital sites are increasing. Many state Medicaid programs, in an effort to contain the cost of health care and in light of state budgetary constraints, have reduced their payment rates and have narrowed the scope of covered services. Likewise, the Federal 1990 Omnibus Budget Reconciliation Act ("OBRA 1990") imposed reimbursement limits and a national rate system for home medical equipment, including respiratory equipment. Similar initiatives have been implemented in the past and such initiatives are expected to continue in the future. There can be no assurance that these initiatives will not materially and adversely affect the Company's revenues from these sources and, consequently, its results of operations.

  The 1997 Balanced Budget Act ("BBA 1997") contains provisions intended to significantly reduce Medicare reimbursement to the home health industry. In addition, BBA 1997 requires that home health and home medical equipment companies post surety bonds in specified amounts. Furthermore, reimbursement reductions for oxygen and oxygen equipment are being phased in beginning January 1, 1998, and home medical equipment fee schedules will be frozen. The Company believes that health care reform initiatives are likely to continue in the future. These developments are likely to have an adverse, and may have a material adverse, effect on the Company. See "Business--Reimbursement."

  In recent years, the process of obtaining reimbursement from third-party payors for services rendered in the health care industry generally, and by the Company in particular, has become increasingly complex. During this time, the types of information required by payors has become more detailed and the protocols for presenting information have become more exacting. As a result, the payment cycle for the Company's health care services has lengthened. At December 31, 1997, the Company's average days sales outstanding in accounts receivable ("DSO") was 125 days, compared to 101 days at September 30, 1996. Increases in DSO adversely affect the Company's cash flow. Although the Company has implemented measures designed to shorten its health care services payment cycle, and consequently lower its DSO, there can be no assurance that these measures will be effective or that the Company's DSO will not increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

REGULATION

  The Company's health care business is subject to extensive and frequently changing state and federal regulation. The Company is subject to state laws governing and regulating numerous aspects of its business, including home health care and home infusion services (including certificate of need and licensure requirements in certain states) and dispensing, distributing and compounding of prescription products. The Company also is subject to certain state laws prohibiting remuneration for patient or business referrals and the provision of services where a financial relationship exists between a referring physician and the entity providing the service. Federal laws governing the Company's health care activities include regulations concerning pharmacy operations and regulations under the Medicare and Medicaid programs relating to, among other things, certification of home health agencies and reimbursement. In addition, federal fraud and abuse laws restrict, among other things, remuneration to parties in a position to influence or cause the referral of patients or business. New laws and regulations are enacted from time to time to regulate new and existing services and products in the home health care industry. Changes in the law or new interpretations of existing laws also could have an adverse effect on the Company's methods and costs of doing business. Further, failure of the Company to comply with such laws could adversely affect the Company's ability to continue to provide, or receive reimbursement for, its services and equipment and also could subject the Company and its officers to civil and criminal penalties. Recently, enforcement of federal fraud and abuse laws, and regulatory scrutiny generally, have increasingly focused on the home health care industry. There can be no assurance that the Company will not become the subject of a regulatory or other investigation or proceeding or that it will not encounter regulatory impediments that could adversely affect its ability to open new branch offices and to expand the services currently provided at its existing branch offices. There can be no assurance that current or future government regulation will not have an adverse effect upon the Company's business. See "Business--Regulation."

IMPLEMENTATION OF NEW INFORMATION SYSTEMS

  The business of the Company is dependent upon its ability to store, retrieve, process and manage billing and collection information for each patient. The Company is currently in the process of implementing an automated national patient accounting system (the "NPAS"), which is designed to facilitate these functions with respect to its home health care business. The Company believes that when fully implemented, the NPAS will provide each of the Company's health care locations with immediate access to patient information and will perform billing and collection services. Also, in connection with the acquisition of PMI, the Company acquired the PMI System that was under development by ChoicePoint to manage certain order entry and billing functions essential to its paramedical testing operations. The Company anticipates that the PMI System will be implemented in July 1998. The Company is also currently completing the development of a billing and collection system and anticipates that it will be implemented in June 1998. The Company has contracted with ChoicePoint to provide on an interim basis certain order entry, scheduling, status reporting, billing and other related services. In addition, the Company expects to begin implementation of a new general ledger, inventory and accounts receivable system in the first quarter of fiscal 1999.

  There can be no assurance that the Company will not experience unanticipated delays, complications and expenses in the implementation of these systems. Further, there can be no assurance that these systems, if successfully implemented, will perform as expected, or that further development will not be required. Failure by the Company to complete the implementation of its management information systems successfully, or failure of such systems to perform as expected, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Management Information Systems."

PRODUCT AND MALPRACTICE LIABILITY; INSURANCE

  As a result of operating in the health care industry, the Company's business entails an inherent risk of lawsuits alleging malpractice, product liability or related legal theories, which can involve large claims and significant defense costs. The Company is, from time to time, subject to such suits. The Company currently maintains liability insurance intended to cover such claims. This insurance coverage is provided under a "claims-made" policy which provides, subject to the terms and conditions of the policy, coverage for certain types of claims made against the Company during the term of the policy and does not provide coverage for losses occurring during the terms of the policy for which a claim is made subsequent to the termination of the policy. There can be no assurance that the coverage limits of the Company's insurance policies will be adequate. In addition, while the Company has been able to obtain liability insurance in the past, such insurance varies in cost, is difficult to obtain and may not be available in the future on acceptable terms or at all. In addition, the Company is subject to accident claims arising out of the normal operation of its fleet of vans and small trucks and maintains insurance intended to cover such claims. A successful claim against the Company in excess of the Company's insurance coverage could have a material adverse effect upon the Company's business. Claims against the Company, regardless of their merits or eventual outcome, also may have a material adverse effect upon the Company's reputation and business.

DEPENDENCE ON KEY MANAGEMENT AND HEALTH CARE PROFESSIONALS

  The Company is highly dependent upon its senior management team and its staff of professional nurses and respiratory therapists. Competition for qualified management personnel and health care professionals is strong. The loss of key personnel or the inability to attract, retain or motivate sufficient numbers of qualified health care professionals could adversely affect the Company's business. Although the Company generally has been able to meet its staffing requirements for nurses and respiratory therapists, an increase in competition in the future could have a material adverse effect on the Company's profitability and on the Company's ability to maintain or increase its patient base at certain or all of its branch offices. The Company has an employment agreement with Joseph D. Sansone, the Company's President and Chief Executive Officer, that expires in August 1999 subject to automatic renewals of one year terms unless either party gives notice at least 30 days prior to the expiration of the then current term.

COMPETITION

  The markets for the Company's health care services are highly competitive and are divided among a large number of providers, some of which are national providers, but most of which are either regional or local providers. In addition to competing with other home health care companies focusing on providing services to pediatric patients, the Company competes with several large national home health care companies that, while not focusing primarily on the pediatric patient, provide pediatric home health care services as part of a broader service offering. Certain of the Company's competitors and potential competitors have significantly greater financial, technical and marketing and sales resources than the Company and may, in certain locations, possess licenses or certificates that permit them to provide services that the Company cannot currently provide. There can be no assurance that the Company will not encounter increased competition in the future that could limit the Company's ability to maintain or increase its business and could adversely affect the Company's operating results. See "Business--Competition."

RISKS ASSOCIATED WITH INTANGIBLE ASSETS

  A substantial portion of the Company's assets consists of intangible assets, principally goodwill (excess of cost over fair value of net assets acquired) relating to the acquisition of businesses. As of December 31, 1997, the Company's total assets were approximately $201.5 million of which approximately $85.5 million, or 42.4%, were intangible assets. The Company estimates that its annualized amortization expense at December 31, 1997 was $3.2 million. Future acquisitions could significantly add to the Company's intangible assets. In the event of any sale or liquidation of the Company or declining operating results, there can be no assurance that the value of such intangible assets will be realized. If facts and circumstances indicate that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill and related assets will be reduced to fair value. Any such future determination requiring the write-off of a significant portion of unamortized intangible assets could adversely affect the Company's financial position and results of operations for the period in which any such write-offs occur.

CHANGES IN HEALTH CARE INDUSTRY

  In recent years, the health care industry has undergone significant change driven by various efforts to reduce costs, including efforts at national health care reform, trends toward managed care, limits in Medicare coverages and reimbursement levels, consolidation of health care distribution companies and collective purchasing arrangements by office-based health care practitioners. The impact of third-party pricing pressures and low barriers to entry have dramatically reduced profit margins for health care providers. Continued growth in managed care and capitated plans have pressured health care providers to find ways of becoming more cost competitive. This has also led to consolidation of health care providers in the Company's market areas. The Company's inability to react effectively to these and other changes in the health care industry could adversely affect its operating results. The Company cannot predict whether any health care reform efforts will be enacted and what effect any such reforms may have on the Company or its customers and suppliers.

SIGNIFICANT LEVERAGE AND DEBT SERVICE

  The Company has indebtedness which is substantial in relation to its stockholders' equity, as well as interest and debt service requirements which are significant compared to its cash flow from operations. As of December 31, 1997, on a pro forma basis after giving effect to the offering of the Old Notes and the application of the net proceeds therefrom as described under "Use of Proceeds of Old Notes," the Company would have had approximately $95.0 million of long-term debt outstanding, including current portion, representing 54.4% of total capitalization. See "Capitalization." In addition, as of December 31, 1997, on a pro forma basis after giving effect to the offering of the Old Notes and the application of the net proceeds therefrom, the Company would have had available borrowing capacity of approximately $86.0 million under the Company's credit facility (the "Credit Agreement"). See "Description of Credit Agreement."

  The degree to which the Company is leveraged could have important consequences to holders of the Notes, including, but not limited to the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for operations and other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; and (iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, which exposes the Company to the risk of increased interest rates.

  The Company's ability to pay interest on the Notes and to satisfy its other obligations will depend upon the Company's future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond the Company's control. There can be no assurance that the Company's operating results will continue to be sufficient for the Company to meet its obligations. In addition, the Company may be required to refinance the Notes at maturity. No assurance can be given that, if required, the Company will be able to refinance the Notes on terms acceptable to it, if at all. If the Company is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on terms acceptable to the Company, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

LIMITATIONS IMPOSED BY CERTAIN INDEBTEDNESS

  The Indenture contains certain restrictive covenants which will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, make investments, engage in transactions with affiliates, create liens, sell assets and engage in mergers and consolidations. The Credit Agreement contains similar and more restrictive covenants, including a restriction on the repayment and prepayment of principal on the New Notes, and also requires the Company to meet certain financial ratios and tests. These covenants may significantly limit the operating and financial flexibility of the Company and may limit its ability to respond to changes in its business or competitive activities. The ability of the Company to comply with such provisions may be affected by events beyond its control. In the event of any default under the Credit Agreement or the Notes, the Credit Agreement lenders could elect to declare all amounts borrowed under the Credit Agreement, together with accrued interest, to be due and payable. If the Company were unable to repay such borrowings, the lenders thereunder could proceed against the collateral securing the Credit Agreement, which consists of the capital stock of the Company's subsidiaries. If the indebtedness under the Credit Agreement were to be accelerated, there can be no assurance that the assets of the Company or those of its subsidiaries would be sufficient to repay such indebtedness and the Notes (which are subordinated in right of payment to such indebtedness) in full. See "Description of Credit Agreement."

SUBORDINATION

  The payment of principal, premium, if any, interest and liquidated damages, if any, on the Notes will be subordinated to the prior payment in full of all existing and future Senior Debt of the Company, including indebtedness under the Credit Agreement, and, therefore, in the event of the bankruptcy, liquidation or reorganization of the Company, the assets of the Company will not be available to pay obligations under the Notes until all such Senior Debt has been paid in full. Furthermore, any payment with respect to a Subsidiary Guarantee also will be subordinated to the payment of Senior Debt of the Guaranteeing Subsidiary, including the Guaranteeing Subsidiary's guarantee of the Company's obligations under the Credit Agreement. As a result, there may not be sufficient assets remaining after such bankruptcy, liquidation or reorganization to pay amounts due on the Notes. As of April 30, 1998, the Company had approximately $27.0 million of Senior Debt outstanding. In addition, as of April 30, 1998, the Company had available borrowing capacity of approximately $73.0 million under the Credit Agreement. The Indenture permits the Company to incur additional Senior Debt, subject to certain limitations.

  The subordination provisions of the Indenture provide that no payment may be made by the Company with respect to the Notes upon the occurrence of a default in the payment of principal, premium, if any, or interest on Designated Senior Debt (as defined herein). In addition, upon the occurrence of any other event entitling the holders of such Designated Senior Debt to accelerate the maturity thereof and receipt by the Trustee (as defined herein) of written notice of such occurrence, the holders of such Designated Senior Debt will be able to block payment on the Notes for specified periods of time. If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would nonetheless constitute an event of default under the Indenture and would entitle the holders of the Notes to accelerate the maturity thereof. See "Description of New Notes-- Subordination."

POTENTIAL INABILITY TO EFFECT A CHANGE OF CONTROL OFFER OR AN ASSET SALE OFFER

  A Change of Control would require the Company to refinance substantial amounts of indebtedness. Upon a Change of Control, the holders of the Notes would be entitled to require the Company to repurchase their Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the repurchase date. In addition, certain asset sales by the Company will require the Company to make an offer to repurchase Notes and certain other indebtedness with the proceeds of such asset sales at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date. However, the Credit Agreement prohibits the purchase of the Notes by the Company unless and until the indebtedness under the Credit Agreement is repaid in full and the Credit Agreement has been terminated. The Company's failure to purchase the Notes would result in a default under the Indenture and the Credit Agreement. The inability to repay the indebtedness under the Credit Agreement, if accelerated, would also constitute an event of default under the Indenture, which could have adverse consequences to the Company and the holders of the Notes. In such event, there can be no assurance that the Company would have sufficient assets to satisfy all of its obligations under the Credit Agreement and the Notes. See "Description of New Notes--Repurchase at the Option of Holders."

FRAUDULENT CONVEYANCE; PREFERENTIAL TRANSFER

  If the court in a lawsuit brought by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy of the Company or a Guaranteeing Subsidiary, as the case may be, as a debtor-in-possession, were to find under relevant federal or state fraudulent conveyance statutes that the Company or Guaranteeing Subsidiary, as the case may be, did not receive fair consideration or reasonably equivalent value for incurring the indebtedness represented by the Notes or the Subsidiary Guarantees and that, at the time of such incurrence, the Company or such Guaranteeing Subsidiary (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence, (iii) was engaged in a business or transaction for which the assets remaining with the Company or such Guaranteeing Subsidiary constituted unreasonably small capital or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court, subject to applicable statutes of limitation, could avoid the Company's obligations under the Notes or such Guaranteeing Subsidiary's obligations under its Subsidiary Guarantee, subordinate the Notes or such Subsidiary Guarantee to other indebtedness of the Company or such Guaranteeing Subsidiary or take other action detrimental to the holders of the Notes.

  The measure of insolvency for these purposes will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent for these purposes if the sum of that company's debts is greater than all that company's property at a fair valuation, or if the present fair salable value of that company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. Moreover, regardless of solvency, a court could avoid an incurrence of indebtedness, including the Notes or a Subsidiary Guarantee, if it determined that such transaction was made with intent to hinder, delay or defraud creditors, or a court could subordinate the indebtedness, including the Notes or a Subsidiary Guarantee, to the claims of all existing and future creditors on similar grounds. Based upon financial and other information currently available to it, management believes the Company and each Guaranteeing Subsidiary are solvent. However, there can be no assurance as to what standard a court would apply in order to determine whether the Company or a Guaranteeing Subsidiary was "insolvent" upon consummation of the sale of the Notes and the granting of the Subsidiary Guarantees.

  Additionally, under federal bankruptcy or applicable state insolvency law, if certain bankruptcy or insolvency proceedings were initiated by or against the Company or a Guaranteeing Subsidiary within 90 days after any payment by the Company with respect to the Notes or any payment by a Guaranteeing Subsidiary with respect to its Subsidiary Guarantee or if the Company or a Guaranteeing Subsidiary anticipated becoming insolvent at the time of such payment, all or a portion of such payment could be avoided as a preferential transfer and the recipient of such payment could be required to return such payment.

ABSENCE OF PUBLIC MARKET; TRANSFER RESTRICTIONS

  There is no existing market for the New Notes and there can be no assurance as to the liquidity of any markets that may develop for the New Notes, the ability of holders to sell the New Notes or the price at which holders would be able to sell the New Notes. Future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Historically, the market for securities similar to the New Notes, including non-investment grade debt, has been subject to substantial volatility. There can be no assurance that any market for the New Notes, if such market develops, will not be subject to similar disruptions. The Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes. However, the Initial Purchasers are not obligated to do so and any such market-making activities may be discontinued at any time without notice. Notwithstanding the registration of the New Notes, holders who are "affiliates" (as defined in Rule 405 of the Securities Act) of the Company may publicly offer for sale or resell the New Notes only in compliance with Rule 144 under the Securities Act.

CONSEQUENCES OF FAILURE TO EXCHANGE; POSSIBLE ADVERSE EFFECT ON TRADING MARKET FOR OLD NOTES

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold unless registered under the Securities Act and applicable state laws, or pursuant to an exemption therefrom. Subject to the obligation by the Company to file a Shelf Registration Statement covering resales of Old Notes in certain circumstances, the Company does not intend to register the Old Notes under the Securities Act and, after consummation of the Exchange Offer, will not be obligated to do so. In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Additionally, as a result of the Exchange Offer, it is expected that a substantial decrease in the aggregate principal amount of Old Notes outstanding will occur. As a result, it is unlikely that a liquid trading market will exist for the Old Notes at any time. This lack of liquidity will make transactions more difficult and may reduce the trading price of the Old Notes. See "The Exchange Offer" and "Old Notes; Registration Rights."

                                  THE COMPANY

  Unless otherwise indicated or the context otherwise requires, all references herein to the "Company" refer to Pediatric Services of America, Inc., a Delaware corporation, and its wholly owned subsidiaries. The Company's executive offices are located at 310 Technology Parkway, Norcross, Georgia 30092, and its telephone number at that location is (770) 441-1580.

                         USE OF PROCEEDS OF NEW NOTES

  This Exchange Offer is intended to satisfy certain obligations of the Company under the Registration Rights Agreement. The Company will not receive any proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as contemplated in this Prospectus, the Company will receive, in exchange, Old Notes in like principal amount. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except as otherwise described herein under "The Exchange Offer--Terms of the Exchange Offer." The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in the outstanding debt of the Company.

                       USE OF PROCEEDS OF ORIGINAL NOTES

  The net proceeds to the Company from the sale of the Old Notes, after deducting the Initial Purchasers' discount and fees and expenses payable by the Company in connection with the offering of the Old Notes, are estimated to be $72.0 million. The Company used all of the net proceeds from the Offering to repay a portion of the then outstanding indebtedness under the Company's revolving Credit Agreement. See "Description of Credit Agreement."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 31, 1997, and as adjusted to give effect to the sale by the Company of Old Notes and the application of the estimated net proceeds therefrom as described in "Use of Proceeds of Original Notes." This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                               AT DECEMBER 31,
                                                                    1997
                                                              -----------------
                                                                          AS
                                                               ACTUAL  ADJUSTED
                                                              -------- --------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
Cash and cash equivalents.................................... $    415 $    415
                                                              ======== ========
Current maturities of long-term obligations.................. $  2,191 $  2,191
Long-term obligations, net of current maturities:
  Credit Agreement...........................................   86,000   14,000
  10% Senior Subordinated Notes due 2008.....................      --    75,000
  Other notes payable........................................    3,869    3,869
Capital lease obligations, less current portion..............       87       87
                                                              -------- --------
                                                              $ 92,147 $ 95,147
                                                              ======== ========
Stockholders' equity:
  Preferred Stock, $.01 par value per share, 2,000,000 shares
   authorized, none issued and outstanding...................      --       --
  Common Stock, $.01 par value per share, 80,000,000 shares
   authorized, 7,019,496 shares issued and outstanding.......       70       70
  Additional paid-in capital.................................   57,720   57,720
  Retained earnings..........................................   21,993   21,993
                                                              -------- --------
    Total stockholders' equity...............................   79,783   79,783
                                                              -------- --------
      Total capitalization................................... $171,930 $174,930
                                                              ======== ========

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  As a condition to the purchase of the Old Notes by the Initial Purchasers, the Company entered into the Registration Rights Agreement with the Initial Purchasers pursuant to which the Company agreed (i) to file, no later than June 15, 1998, a registration statement (the "Exchange Offer Registration Statement") with respect to an offer to exchange the Old Notes for New Notes of the Company with terms substantially identical to the Old Notes, (ii) to use best efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act no later than August 29, 1998 and (iii) to consummate the Exchange Offer no later than 45 days following the date on which the Exchange Offer Registration Statement becomes effective. In the event that applicable law or interpretations of the staff of the Commission do not permit the Company to file the Registration Statement containing this Prospectus or to effect the Exchange Offer, or if certain holders of the Old Notes notify the Company that they are not permitted to participate in, or would not receive freely tradeable New Notes pursuant to, the Exchange Offer, the Company will use its best efforts to cause to become effective a Shelf Registration Statement with respect to the resale of the Old Notes and to keep the Shelf Registration Statement effective until two years after the effective date thereof. The Old Notes are subject to the payment of Liquidated Damages (as defined herein) under certain circumstances if the Company is not in compliance with its obligations under the Registration Rights Agreement. See "Old Notes; Registration Rights."

  Each holder of the Old Notes who wishes to exchange such Old Notes for New Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any New Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement with any person to participate in the distribution of the New Notes and (iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company or, if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable. See "Old Notes; Registration Rights."

RESALE OF NEW NOTES

  Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that, except as described below, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than a holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes. Any holder who tenders in the Exchange Offer with the intention or for the purpose of participating in a distribution of the New Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Unless an exemption from registration is otherwise available, any such resale transaction should be covered by an effective registration statement containing the selling security holders information required by Item 507 of Regulation S-K under the Securities Act. This Prospectus may be used for an offer to resell, resale or other retransfer of New Notes only as specifically set forth herein. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept for exchange any and all Old Notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes surrendered pursuant to the Exchange Offer. Old Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the New Notes will be the same as the form and terms of the Old Notes except the New Notes will be registered under the Securities Act and hence will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under and entitled to the benefits of the Indenture, which also authorized the issuance of the Old Notes, such that both series will be treated as a single class of debt securities under the Indenture.

  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

  As of the date of this Prospectus, $75 million aggregate principal amount of the Old Notes are outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Old Notes. There will be no fixed record date for determining registered holders of Old Notes entitled to participate in the Exchange Offer.

  The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. Old Notes which are not tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the Indenture and the Registration Rights Agreement.

  The Company shall be deemed to have accepted for exchange properly tendered Old Notes when, as and if the Company shall have given oral or written notice thereof to the Exchange Agent and complied with the provisions of Section 2 of the Registration Rights Agreement. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the New Notes from the Company. The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions specified below under "--Certain Conditions to the Exchange Offer."

  Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date," shall mean 5:00 p.m., New York City time on June 12, 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the then Expiration Date.

  The Company reserves the right, in its sole discretion, (i) to delay accepting for exchange any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "--Certain Conditions to the Exchange Offer" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of Old Notes. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such period.

INTEREST ON THE NEW NOTES

  The New Notes will bear interest at a rate of 10% per annum, payable semi-annually, on April 15 and October 15 of each year, commencing October 15, 1998. Holders of New Notes will receive interest on October 15, 1998 from the date of initial issuance of the New Notes, plus an amount equal to the accrued interest on the Old Notes from the date of initial issuance thereof to the date of exchange thereof for New Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange any New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of any Old Notes for exchange, if:

    (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the Company's sole judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

    (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the Commission, which, in the Company's sole judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

    (c) any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

  The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the Exchange Agent. During any such extensions, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

  The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified above. The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time or from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

  In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "TIA").

PROCEDURES FOR TENDERING

  Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signature thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration

Date. In addition, either (i) Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at the Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below must be received by the Exchange Agent on or prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date.

  The tender by a holder which is not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  THE METHOD OF DELIVERY OF OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder of Old Notes to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder of Old Notes. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

  Signatures on a Letter of Transmittal or a notice of withdrawal described below, as the case be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantor must be a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes with the signature thereon guaranteed by an Eligible Institution.

  If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

  In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for exchange for any reason set forth in the terms and conditions of the Exchange offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of the Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "--Exchange Agent" on or prior to 5:00 p.m., New York City time, on the Expiration Date or, if the guaranteed delivery procedures described below are to be complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

    (a) The tender is made through an Eligible Institution;

    (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the registered number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the Old Notes or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as all tendered Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three (3) New York Stock Exchange trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "--Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes were registered, if different from that of the withdrawing holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "--Procedures for Tendering" above at any time on or prior to the Expiration Date.

EXCHANGE AGENT

  SunTrust Bank, Atlanta has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                 THE EXCHANGE AGENT FOR THE EXCHANGE OFFER IS:

                            SUNTRUST BANK, ATLANTA

        By Mail:                 By Facsimile:          By Hand or Overnight
(Registered or Certified (Eligible Institutions Only)         Delivery:
    Mail recommended)



                                (404) 332-3966         SunTrust Bank, Atlanta
 SunTrust Bank, Atlanta    Attention: David M. Kaye      58 Edgewood Avenue,
   58 Edgewood Avenue,      To Confirm by Telephone           Suite 400
        Suite 400          or for Information Call:    Atlanta, Georgia 30303
 Atlanta, Georgia 30303

                                                      Attention: David M. Kaye
Attention: David M. Kaye        (404) 588-8060             Corporate Trust
     Corporate Trust                                         Department
       Department

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telephone or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to broker-dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, and related fees and expenses.

  The Company will pay all transfer taxes, if any, applicable to the exchange of Notes pursuant to the Exchange Offer. If, however, certificates representing Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Notes tendered, or if tendered Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes, as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data for the Company as of the dates and for the periods presented below. The selected consolidated financial data as of September 30, 1997 and 1996 and for each of the years in the three-year period ended September 30, 1997 have been derived from the Company's audited Consolidated Financial Statements and notes thereto included elsewhere and incorporated by reference herein. The financial information as of December 31, 1997, and for the three months ended December 31, 1997 and 1996, has been derived from the Company's Consolidated Financial Statements and notes thereto included elsewhere and incorporated by reference herein and is unaudited, but in the opinion of management reflects all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such period. The results of operations for the three months ended December 31, 1997 are not necessarily indicative of results that may be expected for any other interim period or for the full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                           THREE MONTHS
                          ENDED DECEMBER
                                31,                YEAR ENDED SEPTEMBER 30,
                          --------------- -------------------------------------------
                           1997    1996     1997     1996     1995    1994     1993
                          ------- ------- -------- -------- -------- -------  -------
                                            (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA
 (1):
Net revenue.............  $61,559 $46,554 $204,023 $163,804 $111,860 $70,686  $52,190
Operating salaries,
 wages and employee
 benefits...............   26,081  19,734   87,943   72,026   50,078  33,198   26,260
Other operating costs...   22,943  17,948   75,386   60,096   39,087  23,566   15,476
Corporate, general and
 administrative.........    3,836   2,772   12,885   10,784    7,217   5,428    4,946
Provision for doubtful
 accounts...............    1,833   1,375    6,239    4,708    3,164   1,411    1,335
Depreciation and
 amortization...........    1,847   1,416    6,103    4,858    3,656   1,874    1,328
Combination costs.......      --      --       --     1,166      --      --       --
                          ------- ------- -------- -------- -------- -------  -------
Operating income........    5,019   3,309   15,467   10,166    8,658   5,209    2,845
Interest expense........    1,466     575    3,534    1,778    1,643   1,074      872
                          ------- ------- -------- -------- -------- -------  -------
Income before minority
 interest, income taxes
 and extraordinary
 item...................    3,553   2,734   11,933    8,388    7,015   4,135    1,973
Minority interest in
 loss of subsidiary.....        1      40      119       64      --      --       --
                          ------- ------- -------- -------- -------- -------  -------
Income before income
 taxes and extraordinary
 item...................    3,554   2,774   12,052    8,452    7,015   4,135    1,973
Income taxes............    1,432   1,118    4,797    3,406    2,803   1,556      574
                          ------- ------- -------- -------- -------- -------  -------
Income before
 extraordinary item.....    2,122   1,656    7,255    5,046    4,212   2,579    1,399
Extraordinary item, net
 of tax.................      --      --       --       --       781    (408)     --
                          ------- ------- -------- -------- -------- -------  -------
Net income..............  $ 2,122 $ 1,656 $  7,255 $  5,046 $  4,993 $ 2,171  $ 1,399
                          ======= ======= ======== ======== ======== =======  =======

                           THREE MONTHS
                          ENDED DECEMBER
                                31,                YEAR ENDED SEPTEMBER 30,
                         ----------------- -------------------------------------------
                           1997     1996     1997    1996     1995     1994     1993
                         -------- -------- -------- -------  -------  -------  -------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
NET INCOME (LOSS)
 ATTRIBUTABLE TO COMMON
 AND COMMON EQUIVALENT
 SHARES:
Income before
 extraordinary item..... $  2,122 $  1,656 $  7,255 $ 5,046  $ 4,212  $ 2,579  $ 1,399
Less accretion on
 redeemable warrants....      --       --       --      --       --       (51)     (48)
Less accretion on
 redeemable preferred
 stock..................      --       --       --      (10)     (36)  (2,198)  (1,865)
Less preferred stock
 dividends..............      --       --       --      (86)    (195)     (86)    (128)
                         -------- -------- -------- -------  -------  -------  -------
Income (loss) before
 extraordinary item
 attributable to common
 and common equivalent
 shares.................    2,122    1,656    7,255   4,950    3,981      244     (642)
Extraordinary item, net
 of tax.................      --       --       --      --       781     (408)     --
                         -------- -------- -------- -------  -------  -------  -------
Income (loss)
 attributable to common
 and common equivalent
 shares................. $  2,122 $  1,656 $  7,255 $ 4,950  $ 4,762  $  (164) $  (642)
                         ======== ======== ======== =======  =======  =======  =======
DENOMINATOR SHARE
 DATA(2):
Denominator for basic
 income per share-
 weighted average
 shares.................    6,504    6,249    6,257   6,057    4,655    1,573      227
Effect of dilutive
 securities:
Warrants and options....      204      184      189     243      403       91      --
Conversion of preferred
 stock upon business
 combination............      --       --       --      137      --       --       --
Redeemable convertible
 preferred stock
 converted..............      --       --       --      --       108       49      --
                         -------- -------- -------- -------  -------  -------  -------
Denominator for diluted
 income per share-
 adjusted weighted
 average shares.........    6,708    6,433    6,446   6,437    5,166    1,713      227
                         ======== ======== ======== =======  =======  =======  =======
INCOME PER SHARE
 DATA(2):
Income (loss) before
 extraordinary item per
 common share:
  Basic................. $   0.33 $   0.27 $   1.16 $  0.82  $  0.86  $  0.16  $ (2.83)
  Diluted...............     0.32     0.26     1.13    0.77     0.77     0.14    (2.83)
Extraordinary item per
 common share:
  Basic.................      --       --       --      --   $  0.17  $ (0.26)     --
  Diluted...............      --       --       --      --      0.15    (0.24)     --
                         -------- -------- -------- -------  -------  -------  -------
Net income (loss) per
 common share:
  Basic................. $   0.33 $   0.27 $   1.16 $  0.82  $  1.02  $ (0.10) $ (2.83)
  Diluted...............     0.32     0.26     1.13    0.77     0.92    (0.10)   (2.83)
                         ======== ======== ======== =======  =======  =======  =======
Weighted average shares
 outstanding:
  Basic.................    6,504    6,249    6,257   6,057    4,655    1,573      227
  Diluted...............    6,708    6,433    6,446   6,437    5,166    1,713      227
                         ======== ======== ======== =======  =======  =======  =======
OTHER FINANCIAL DATA:
Depreciation and
 amortization........... $  1,847 $  1,416 $  6,103 $ 4,858  $ 3,656  $ 1,874  $ 1,328
Interest expense........    1,466      575    3,534   1,778    1,643    1,074      872
EBITDA(3)...............    6,867    4,765   21,689  15,088   12,314    7,083    4,173
Capital expenditures....    1,774    1,400    6,867   6,479    3,811    2,682    1,890
BALANCE SHEET DATA (AT
 PERIOD END):
Cash and cash
 equivalents............ $    415 $    579 $    501 $   770  $   101  $ 6,010  $   924
Working capital.........   70,646   41,236   62,193  35,673   17,936   13,754    3,777
Total assets............  201,517  109,840  153,834  98,736   73,151   40,299   30,706
Long-term obligations,
 including current
 portion................   92,147   34,742   67,274  25,956    8,496    8,919   15,262
Total stockholders'
 equity.................   79,783   55,866   61,680  54,193   44,621   20,097      161

--------
(1) The consolidated financial information has been restated for the effect of the business combination on February 29, 1996, of the Company and Premier which was accounted for using the pooling-of-interests method. See Note 5 of notes to the Company's Consolidated Financial Statements.
(2) Income per share amounts for the periods presented have been restated to conform to the Statement of Financial Accounting Standards No. 128, Earnings Per Share requirements. All share information gives effect to a
    0.7 for 1 reverse split of the Common Stock that was effected on June 10, 1994.
(3) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, non-recurring charges, interest and other income and extraordinary items. EBITDA is included herein because management believes that certain investors may find it to be a useful tool for measuring a company's ability to service its debt; however, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net income as an indicator of the Company's operating performance or for cash flow as a measure of liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Prior to September 1989, the Company operated as two wholly-owned subsidiaries of Charter Medical Corporation. On September 25, 1989, management, along with certain investors, completed the acquisition of the Company with financing that included senior debt, a seller note and equity. Subsequent to the acquisition, management made the strategic decision to focus on the growth and development of the Company's pediatric (under age 18) and young adult (age 18 to 64) home health care businesses and to de-emphasize the Company's geriatric (age 65 and older) home health care business. Pediatric home health care is a distinct specialty within the health care services market requiring nurses, therapists and pharmacists trained to meet the special needs of pediatric patients. In order to better meet these special needs and to offer a broad range of services to medically fragile children and their families, the Company has expanded its services beyond home health care to include rehabilitation services, pediatric day treatment centers, well care services and special needs education services for pediatric patients. The Company also provides case management services in order to assist the family and the patient by coordinating the provision of services between the insurer or other payor, the physician, the hospital and other health care providers. Consistent with the Company's focus on pediatric health care, the Company's net revenue from pediatric health care services relative to geriatric health care services has increased significantly during the past eight fiscal years. The Company's pediatric and young adult revenue is derived primarily from patients covered by private insurers and Medicaid, while geriatric revenue is derived primarily from patients covered by Medicare.

  In February 1996, the Company acquired Premier, thereby extending its home health care operations and entering the paramedical testing services business. In December 1997, the Company acquired PMI, which the Company estimates had approximately $60 million in net revenue in the year ended December 31, 1997. As a result of these acquisitions, the Company provides paramedical testing for more than 1,000 life, health and disability insurance companies which use the Company's services to assist them in risk assessment for underwriting insurance policies. The Company also provides drug and alcohol screening, wellness physical examinations and occupational health services for corporations and other organizations.

  The Company has grown significantly during the past five years, increasing its revenue from $24.9 million in the fiscal year ended September 30, 1992 to $204.0 million in the fiscal year ended September 30, 1997. The Company has expanded its business through strategic acquisitions, new office openings and internal growth. During the period from October 1, 1992 to December 31, 1997, the Company completed 30 acquisitions, acquiring an aggregate of 67 branch health care services offices in 26 states and over 200 paramedical testing field offices with locations in all 50 states, Puerto Rico and Guam, and has opened 16 additional start-up branch health care services offices. The Company intends to continue to expand its business primarily through acquisitions, opening additional offices in both new and existing markets and expanding the services currently provided at its existing offices.

  As a result of acquisitions completed by the Company, particularly the December 1997 acquisition of PMI, the Company's historical results of operations are not necessarily indicative of future results.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage of net revenue represented by the following items:

                                               THREE
                                              MONTHS
                                               ENDED
                                             DECEMBER        YEAR ENDED
                                                31,         SEPTEMBER 30,
                                            ------------  -------------------
                                            1997   1996   1997   1996   1995
                                            -----  -----  -----  -----  -----
Net revenue................................ 100.0% 100.0% 100.0% 100.0% 100.0%
Operating salaries, wages and employee
 benefits..................................  42.4   42.4   43.1   44.0   44.8
Other operating costs......................  37.3   38.5   36.9   36.7   34.9
Corporate, general and administrative......   6.2    6.0    6.3    6.6    6.5
Provision for doubtful accounts............   3.0    3.0    3.1    2.9    2.8
Depreciation and amortization..............   3.0    3.0    3.0    3.0    3.3
Combination costs..........................   --     --     --     0.6    --
                                            -----  -----  -----  -----  -----
Operating income...........................   8.1    7.1    7.6    6.2    7.7
Interest expense...........................   2.4    1.2    1.7    1.1    1.4
                                            -----  -----  -----  -----  -----
Income before minority interest, income
 taxes and extraordinary item..............   5.7    5.9    5.9    5.1    6.3
Minority interest in loss of subsidiary....   --     0.1    0.1    0.1    --
                                            -----  -----  -----  -----  -----
Income before income taxes and
 extraordinary item........................   5.7    6.0    6.0    5.2    6.3
Income taxes...............................   2.3    2.4    2.4    2.1    2.5
                                            -----  -----  -----  -----  -----
Income before extraordinary item...........   3.4    3.6    3.6    3.1    3.8
Extraordinary item, net of tax.............   --     --     --     --     0.7
                                            -----  -----  -----  -----  -----
Net income.................................   3.4%   3.6%   3.6%   3.1%   4.5%
                                            =====  =====  =====  =====  =====

THREE MONTHS ENDED DECEMBER 31, 1997 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1996

  Net revenue increased $15.0 million, or 32%, to $61.6 million in the three months ended December 31, 1997 from $46.6 million in the same period in the prior year. The Company's acquisitions and start up operations accounted for approximately $10.0 million, or 67%, of the increase and internal growth accounted for the remaining $5.0 million, or 33%, of the increase. Overall, the internal growth in net revenue was 11% for the three months ended December 31, 1997. Of the $15.0 million increase in net revenue in the first quarter of fiscal 1998, pediatric health care net revenue accounted for $10.0 million, or 67%, of the increase. Increased pediatric health care net revenue for the three months ended December 31, 1997 was attributable to the Company's acquisitions which contributed approximately $4.6 million, or 46%, of the increase and to internal marketing efforts which resulted in an increase in patients served rather than any significant increase in rates charged. The net increase in adult health care net revenue (attributable to young adult and geriatric patients) accounted for $1.5 million, or 10%, of the total increase in net revenue for the three months ended December 31, 1997. Increased adult net revenue for the three months ended December 31, 1997 was attributable to the Company's acquisitions which contributed approximately $3.0 million, or 30% of the increase. Paramedical testing services net revenue accounted for $3.5 million, or 23%, of the increase in net revenue for the quarter, primarily due to the acquisition of PMI. This acquisition accounted for $2.4 million, or 24%, of the increase. In the three months ended December 31, 1997, the Company derived approximately 67% of its net revenues from commercial insurers and other private payors, 25% from Medicaid and 8% from Medicare. PMI, which has no significant revenue derived from government payors, did not contribute materially to the same period in the prior year.

  Operating salaries, wages and employee benefits consist primarily of branch office operations. Operating salaries, wages and employee benefits increased $6.4 million, or 32%, to $26.1 million in the three months ended December 31, 1997 from $19.7 million in the same period in the prior year. The increase was primarily due to the Company's acquisitions and start up operations which added approximately $4.4 million, or 70%, of the increase and the remainder to internal growth. As a percentage of net revenue, operating salaries, wages and employee benefits for the three months ended December 31, 1997 remained unchanged relative to the comparable period in the prior year.

  Other operating costs include medical supplies, branch office rents, utilities, vehicle expenses and cost of sales. The cost of sales consists primarily of the cost of pharmacy products. Other operating costs increased $5.0 million, or 28%, to $22.9 million in the three months ended December 31, 1997 from $17.9 million in the comparable period in 1996. Of this increase, $4.0 million, or 81%, relates to operations from the Company's acquisitions. As a percentage of net revenue, other operating costs for the three months ended December 31, 1997 decreased to 37% from 39% in the comparable period of the prior year due to a shift in business mix toward nursing operations which is more service oriented, as well as the leverage of incremental revenue against the fixed cost component of other operating costs.

  Corporate, general and administrative costs increased $1.0 million, or 38%, to $3.8 million in the three months ended December 31, 1997 from $2.8 million in the same period in the prior year. The increase was primarily due to the internal growth of the Company's operations. As a percentage of net revenue, corporate, general and administrative costs for the three months ended December 31, 1997 increased slightly to 6.2% from 6.0% in the comparable period of the prior year.

  Provision for doubtful accounts consists of the amount of billed revenue that management estimates will become uncollectible. During the three months ended December 31, 1997, the Company's provision for doubtful accounts increased approximately $0.5 million, or 33%, to $1.8 million from $1.4 million in the same period in 1996. The increase is primarily due to the increase in net revenue and an increase in DSO, which increased to 125 days in the fiscal 1998 period from 107 days in the prior year period. As a percentage of net revenue, the provision for doubtful accounts is comparable for the three months ended December 31, 1997 and 1996.

  Depreciation and amortization expenses increased $0.4 million, or 30%, to $1.8 million in the three months ended December 31, 1997 from $1.4 million in the same period in 1996. The increase was primarily due to capital expenditures for the purchase of rental equipment and the amortization of goodwill from the Company's acquisitions. As a percentage of the Company's net revenue, depreciation and amortization costs were comparable for the three months ended December 31, 1997 and 1996.

  Interest expense increased $0.9 million, or 155%, to $1.5 million in the three months ended December 31, 1997 from $0.6 million in the same period in the prior year. The increase was primarily the result of a $49 million increase in the Company's average debt outstanding at December 31, 1997 compared to the same period in the prior year. This additional debt was used to finance acquisitions and the Company's working capital.

  Income tax expense increased $0.3 million, or 28%, to $1.4 million in the three months ended December 31, 1997 from $1.1 million in the same period in the prior year. This increase is due to an increase in the taxable income of the Company.

FISCAL 1997 COMPARED TO FISCAL 1996

  Net revenue increased $40.2 million, or 25%, to $204.0 million in fiscal 1997 from $163.8 million in fiscal 1996. The Company's acquisitions and start-up operations accounted for approximately $14.5 million, or 36%, of the increase, and internal growth accounted for the remaining $25.7 million, or 64%, of the increase. Of the $40.2 million increase in net revenue in fiscal 1997, pediatric net revenue accounted for $26.9 million, or 67%, of the increase. Increased pediatric net revenue for fiscal 1997 was attributable to the Company's acquisitions and start-up operations, the successful opening of new offices and marketing efforts which resulted in an increase in patients served rather than any significant increase in rate changes. Adult net revenue accounted for $6.3 million, or 16%, of the increase in net revenue for fiscal 1997, primarily due to internal growth of existing locations and acquisitions. Paramedical testing services net revenue accounted for $7.0 million, or 17%, of the increase in net revenue for fiscal 1997, primarily due to an increase in the volume of business. In fiscal 1997, the

Company derived approximately 64% of its net revenue from commercial insurers and other private payors, 27% from Medicaid and 9% from Medicare.

  Operating salaries, wages and employee benefits increased $15.9 million, or 22%, to $87.9 million in fiscal 1997 from $72.0 million in fiscal 1996. The increase was primarily due to the Company's acquisitions, start-up operations and the internal growth of the Company's operations. The acquisitions and start-up operations added approximately $9.6 million, or 60%, of the increase in operating salaries, wages and employee benefits. As a percentage of net revenue, operating salaries, wage and employee benefits for fiscal 1997 decreased to 43% from 44% in fiscal 1996. The decrease in operating salaries, wages and employee benefits as a percentage of net revenue is attributable to a number of factors including improved nursing productivity due to scheduling and staffing efficiencies and a change in business mix to a higher percentage of pharmacy net revenue to total net revenue.

  Other operating costs increased $15.3 million, or 25%, to $75.4 million in fiscal 1997 from $60.1 million in fiscal 1996. Of the increase, $3.1 million, or 20%, relates to the Company's acquisitions and start-up operations and the remaining $12.2 million, or 80%, to the internal growth of the Company's operations. The percentage of other operating costs to net revenue was comparable for fiscal 1997 and 1996.

  Corporate, general and administrative costs increased $2.1 million, or 20%, to $12.9 million in fiscal 1997 from $10.8 million in fiscal 1996. The increase was primarily due to the growth of the Company's operations and the addition of temporary personnel needed for the implementation of the Company's new billing and collection system. The percentage of corporate, general, and administrative costs to net revenue was comparable for fiscal 1997 and 1996.

  Provision for doubtful accounts during fiscal 1997 increased $1.5 million, or 33%, to $6.2 million from $4.7 million in fiscal 1996. The increase is primarily due to growth of the business, and an increase in net revenue and DSO, which increased from 101 days as of September 1996 to 126 days as of September 30, 1997.

  Depreciation and amortization expenses increased $1.2 million, or 26%, to $6.1 million in fiscal 1997 from $4.9 million in fiscal 1996. The increase was primarily attributable to the Company's capital expenditures, the purchase of rental equipment and the amortization of goodwill from the Company's acquisitions. As a percentage of the Company's net revenue, depreciation and amortization costs were comparable for fiscal 1997 and 1996.

  In fiscal 1996, the Company incurred non-recurring business combination costs of approximately $1.2 million related to the business combination of the Company with Premier on February 29, 1996 which was treated as a pooling of interests transaction for accounting purposes. These costs represent legal and professional fees, severance costs and other costs related to consummating the business combination.

  Interest expense increased $1.7 million, or 99%, to $3.5 million in fiscal 1997 from $1.8 million in fiscal 1996. The increase was primarily the result of a $29.4 million increase in the Company's average debt outstanding incurred to finance acquisitions and the Company's working capital for fiscal 1997.

  Income tax expense increased $1.4 million, or 41%, to $4.8 million in fiscal 1997 from $3.4 million in fiscal 1996. This increase is due to an increase in the taxable income of the Company.

FISCAL 1996 COMPARED TO FISCAL 1995

  Net revenue increased $51.9 million, or 46%, to $163.8 million in 1996 from $111.9 million in fiscal 1995. The Company's acquisitions and start-up operations accounted for approximately $25.0 million, or 48%, of the increase and internal growth accounted for the remaining $26.9 million, or 52%, of the increase. Overall, the internal growth in net revenue increased to 24% for fiscal 1996 compared to 14% for fiscal 1995. Of the $51.9 million increase in net revenue in fiscal 1996, pediatric net revenue accounted for $35.3 million, or 68%, of the increase. Increased pediatric net revenue for fiscal 1996 was attributable to the Company's acquisitions, the successful opening of new offices and marketing efforts which resulted in an increase in patients served rather than any significant increase in rates charged. Adult net revenue accounted for $9.8 million, or 19%, of the increase in net revenue for fiscal 1996, primarily due to the internal growth of existing locations. Paramedical testing services net revenue accounted for $6.8 million, or 13%, of the increase in net revenue for fiscal 1996, primarily due to an increase in the volume of business. In fiscal 1996, the Company derived approximately 63% of its net revenue from commercial insurers and other private payors, 27% from Medicaid and 10% from Medicare.

  Operating salaries, wages and employee benefits increased $21.9 million, or 44%, to $72.0 million in fiscal 1996 from $50.1 million in fiscal 1995. The increase was primarily due to the Company's acquisitions, start-up operations and the internal growth of the Company's operations. The acquisitions and start-up operations added approximately $13.6 million, or 62%, of the increase in operating salaries, wages and employee benefits. As a percentage of net revenue, total operating salaries, wages and employee benefits for fiscal 1996 decreased to 44% from 45% in fiscal 1995. The decrease in operating salaries, wages and employee benefits as a percentage of net revenue is primarily attributable to the increase in the net revenue from pharmacy and paramedical testing services operations which have a lower operating salaries, wages and employee benefits component as compared to the Company's other lines of business.

  Other operating costs increased $21.0 million, or 54%, to $60.1 million in fiscal 1996 from $39.1 million in fiscal 1995. Of this increase, $9.1 million, or 43%, relates to the Company's acquisitions and start-up operations and the remainder to the internal growth of the Company's operations. As a percentage of net revenue, total other operating costs for fiscal 1996 increased to 37% from 35% in fiscal 1995. The increase in other operating costs as a percentage of net revenue is primarily attributable to the increase in net revenue from the pharmacy and paramedical testing services operations. The pharmacy and paramedical testing services operations have a higher other operating cost component than the Company's other operations due to the purchase of drug product for the pharmacy business and the payment of operating expenses for the paramedical testing services business.

  Corporate, general and administrative costs increased $3.6 million, or 49%, to $10.8 million in fiscal 1996 from $7.2 million in fiscal 1995. The increase is primarily due to the internal growth of the Company's operations and the addition of administrative staff to support the Company's acquisitions and start-up operations. As a percentage of net revenue, corporate, general and administrative costs are comparable for fiscal 1996 and fiscal 1995.

  During fiscal 1996, the Company's provision for doubtful accounts increased $1.5 million, or 49%, to $4.7 million from $3.2 million in fiscal 1995. The increase is primarily due to an increase in total net revenue and days sales outstanding. As a percentage of net revenue, the provision for doubtful accounts is comparable for fiscal 1996 and fiscal 1995.

  Depreciation and amortization expenses increased $1.2 million, or 33%, to $4.9 million in fiscal 1996 from $3.7 million in fiscal 1995. The increase was primarily attributable to the Company's capital expenditures for the purchase of rental equipment and the amortization of goodwill from the Company's acquisitions. As a percentage of net revenue, depreciation and amortization costs decreased in fiscal 1996. The decrease is primarily attributable to an increase in the Company's pharmacy and paramedical testing businesses which have a lower depreciation and amortization cost component than the Company's other operations.

  In fiscal 1996, the Company incurred non-recurring business combination costs of approximately $1.2 million related to the business combination of the Company with Premier on February 29, 1996. These costs represent legal and professional fees, severance costs and other costs related to consummating the business combination.

  Interest expense increased $0.1 million, or 8%, to $1.8 million in fiscal 1996 from $1.6 million in fiscal 1995. The increase was primarily the result of a $17.4 million increase in the Company's average debt outstanding incurred to finance acquisitions during fiscal 1996. In June 1995, the Company used approximately

$19.0 million of the net proceeds of its second public offering to repay outstanding indebtedness. See "Liquidity and Capital Resources."

  Income tax expense increased $0.6 million, or 22%, to $3.4 million in fiscal 1996 from $2.8 million in fiscal 1995. This increase is due to an increase in profitability of the Company.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's operating cash flows are affected significantly by changes in accounts receivable, which have grown substantially over time, largely as a result of the Company's net revenue growth. For the three months ended December 31, 1997 and 1996, the Company's cash flows from operations were affected by increases in accounts receivable balances of $11.7 million and $7.0 million, respectively. The Company's DSO was 125 days and 107 days as of December 31, 1997, and December 31, 1996, respectively, based on the annualized net revenue for the last quarter of the period. The increase in DSO is primarily attributable to the growth experienced by the Company, the impact of the acquired accounts receivable balances from the acquisitions, reduced collection activities due to the integration of the Company's billing and collection management system and the increasing complexity of third-party payor billing procedures and the corresponding lengthening of the collection period. The Company has taken measures intended to improve DSO by hiring additional experienced reimbursement personnel, improving training programs and implementing and integrating its new billing and collection management system.

  As of December 31, 1997, the Company recorded a deferred tax asset in its consolidated financial statements. Management believes that it is more likely than not that the deferred tax asset will be realized. Under new guidance issued by the Internal Revenue Service, in December 1996, the Company made an election entitling it to mark its accounts receivable to market value for tax purposes. This election eliminated the deferred tax asset relating to the allowance for doubtful accounts and established a new deferred tax liability to reflect the new temporary differences. During fiscal 1997, the 1996 tax return and the 1993 through 1995 amended tax returns were filed for the Company under this new guidance. This election gave rise to expected cash refunds of $2 million plus interest. As of December 31, 1997, $1.8 million plus interest had been received. In addition, the net operating loss carryforward of certain subsidiaries had increased and at December 31, 1997, $3.9 million was remaining to offset certain future tax payments. Of such carryforwards, $1.0 million expire by the year 2010 and $2.9 million expire by the year 2011.

  The Company's investments in property and equipment are attributable largely to purchases of medical equipment that is rented to patients and computer equipment related to the Company's new billing and collection management system. The Company intends to continue to expand its business primarily through acquiring local and regional home health care companies, opening offices in both new and existing markets and expanding the services currently provided at its existing offices. Acquisitions to date have been financed with a combination of borrowings under the Credit Agreement, shares of Common Stock of the Company and seller notes. The Company's investments in the acquisition of businesses were $19.7 million and $4.6 million respectively, for the three months ended December 31, 1997 and 1996.

  In August 1997, the Company increased the amount of financing available under the Credit Agreement to $100.0 million from $60.0 million, consisting of a $100.0 million revolving loan with a $5.0 million swingline loan credit subfacility. The loan is due August 13, 2002. A commitment fee ranging from
 .225% to .450% per annum is charged on the average daily unused portion of the facility. The loan is collateralized by 100% of the voting stock of the Company. The loan requires the Company to maintain certain financial ratios, and places restrictions on the sale and purchase of assets, payment of dividends and other distributions relating to the Company's outstanding capital stock. At the Company's option, borrowings under the revolving facility bear interest at (1) LIBOR plus an applicable margin that varies from a minimum of 1.0% to a maximum of 1.75% and is based on the calculation of a leverage ratio, or (2) the prime rate. At the Company's option, borrowings under the swingline loan credit subfacility bear interest at either (1) a Quoted Rate established by the lender or (2) the prime rate. At December 31, 1997, the Company's applicable margin was 1.625%, and the interest rates under this facility at December 31, 1997 ranged from 7.12% to 7.22%. Outstanding borrowings under this facility at December 31, 1997 were approximately $86 million. Pending consummation of the offering of the Old Notes, the Company also entered into a revolving credit promissory note (the "Revolving Note") whereby NationsBank, N.A. agreed to advance the Company up to $10 million provided availability under the Credit Agreement has been exhausted. The Revolving Note was closed on February 26, 1998, and terminated upon the consummation of the offering of the Old Notes. Pricing and conditions to funding for the Revolving Note were identical to those on the Credit Agreement, and the Revolving Note is cross-defaulted to the Credit Agreement.

  At April 30, 1998, total borrowings under the Credit Agreement, including current portion, was approximately $27 million.

  At December 31, 1997, the Company had one interest rate swap agreement with a commercial bank (the "Counter Party"), having a cumulative notional principal amount of $25 million. The Company pays a fixed rate of 6.61% plus the applicable margin that varies from a minimum of 1.0% to a maximum of 1.75% and is based on the calculation of a leverage ratio. The interest rate swap terminates in June 2002. The Company is exposed to credit loss in the event of non-performance by the Counter Party to the interest rate swap agreement. However, the Company does not anticipate such non-performance.

  A portion of the consideration paid by the Company for PMI consisted of 495,050 shares of the Company's Common Stock. Pursuant to the PMI acquisition, the Company agreed to provide to ChoicePoint for a period of one year after the acquisition protection against a decrease in the value of any of the Company's shares issued to and subsequently sold by ChoicePoint in the marketplace. Under the terms of the agreement, the Company shall each month reimburse ChoicePoint in cash for any decrease in the price of the Company's shares by paying ChoicePoint the difference between the actual sale price of any shares sold by ChoicePoint and $20.20 (the average share price of the Company's Common Stock on the Nasdaq National Market system for a 15-day period prior to the closing of the transaction), multiplied by the number of shares sold. If there is any net gain by ChoicePoint in any month during the one-year period of the agreement, then ChoicePoint will reimburse the Company for amounts previously paid by the Company to the extent of such net gains.

  Management currently believes that internally generated funds and borrowings under the Credit Agreement will be adequate to satisfy the Company's working capital requirements, including currently anticipated expansion, for the foreseeable future.

YEAR 2000 COMPLIANCE

  As the year 2000 approaches, an issue impacting all companies has emerged regarding how existing application software programs and operating systems can accommodate this date value. Management does not anticipate that the Company will incur significant operating expenses or will be required to invest heavily in computer system improvements relating to the uncertainties associated with the year 2000 because the Company's current and planned systems are year 2000 compliant. Management does not know at this time what, if any, impact year 2000 compliance may have on its payor and vendor sources and the impact, if any, on the Company if such payors or vendors are not fully compliant. Management is attempting to determine when its payors and vendors will be year 2000 compliant.

                                   BUSINESS

GENERAL

  The Company is a leading provider of children's health care and related services. The Company is the nation's largest focused pediatric home health care provider and third largest provider of paramedical testing services. The Company provides children's health care services through 131 branch offices located in 29 states and the District of Columbia and paramedical testing services through over 200 field offices located in all 50 states, Puerto Rico and Guam. During the quarter ended December 31, 1997, health care and related services represented approximately 84% of the Company's net revenue and paramedical testing represented approximately 16% of the Company's net revenue. The Company's net revenue and EBITDA have increased at a compound annual growth rate (measured as the yearly percentage growth from the fiscal year ended September 30, 1992 to the fiscal year ended September 30, 1997) of 53% and 60%, respectively. For the twelve months ended December 31, 1997, the Company had net revenue and EBITDA of $219.0 million and $23.8 million, respectively.

  The Company provides a broad range of pediatric health care services, including nursing, respiratory therapy and other medical equipment, and pharmacy and infusion therapy. In addition, the Company provides pediatric rehabilitation services, day treatment centers for medically fragile children, pediatric well care services and special needs educational services for pediatric patients. The Company also provides case management services in order to assist the family and patient by coordinating the provision of services between the insurer or other payor, the physician, the hospital and other health care providers. The Company's services are designed to provide a high quality, lower cost alternative to prolonged hospitalization for medically fragile children.

  The Company entered the paramedical testing business through the acquisition of Premier in February 1996. In December 1997, the Company acquired PMI making the Company the nation's third largest provider of paramedical testing services. The Company provides a broad range of paramedical testing services, including taking health histories, collecting blood and urine samples, administering physical examinations and performing electrocardiogram examinations on insurance applicants. The Company's paramedical testing services clients include over 1,000 life, health and disability insurance companies as well as corporations and other organizations that require drug and alcohol screening, wellness physicals and occupational health services.

INDUSTRY OVERVIEW

 Health Care Services

  According to industry sources, the market for home health care and related services in the United States in 1996 is estimated at $35 billion. The Company estimates that the market for pediatric home health care for the same period is over $5 billion. The pediatric home health care market is distinct in a number of respects. Pediatric patients tend to require a higher acuity of care due to their age and the severity of their medical condition, and consequently generally have a relatively long length of treatment, often measured in years rather than weeks or months. Pediatric illnesses and conditions include bronchopulmonary dysplasia, digestive and absorptive diseases, congenital heart defects and other cardiovascular disorders, cancer, cerebral palsy, cystic fibrosis, chronic obstructive pulmonary disease, endocrinologic disorders, hemophilia, orthopedic conditions and post surgical needs. In many instances, pediatric patients have multiple disorders.

  Home care for pediatric patients, like home care generally, is preferred over institutional care by patients and their parents or other care givers as well as by payors. Patients and parents prefer home care due to the ability to care for the child in a nurturing environment, assist in socialization and provide 24-hour attention. Home care also minimizes the risk of cross-infection, eliminates privacy and safety concerns and permits a more gradual, and consequently more event-free, transition of care-giving from the health care professional to the family. Payors prefer home care because it is generally more cost effective than institutional care.

  Third-party reimbursement for pediatric home care is provided predominantly by private health insurance, with a smaller portion provided by Medicaid. Because of the special needs of pediatric patients, the acuity of care and the skill levels of the individual nurses or therapists providing the care, the rates charged for health care services, particularly nursing services, for pediatric patients are generally higher than adult rates. In addition, due to the high medical acuity of pediatric patients and the large variations in patient conditions and treatment protocols, pediatric home health care is typically not reimbursed on a capitated basis.

  Unlike geriatric home care patients, who generally receive maintenance care, pediatric home care patients are usually treated interventionally, using technologically advanced medical equipment such as ventilators, oxygen delivery systems, nebulizers, sleep apnea monitors and other respiratory equipment. Pediatric patients often also require home infusion therapy for the delivery of pharmaceuticals, especially for the treatment of hemophilia, cystic fibrosis and endocrinologic disorders, as well as physical and occupational therapy.

  Due to the specialized care required to treat pediatric illnesses and conditions, home care is most effectively delivered to pediatric patients by nurses with neonatal intensive care unit ("NICU") and pediatric intensive care unit ("PICU") experience. These specialized health care professionals are experienced in treating medically fragile children, using and maintaining the medical equipment, and administering required medications and other therapies. Pediatric patients typically require home nursing in shifts, in which nursing care is delivered eight to twenty-four hours per day, in contrast to home nursing care for geriatric patients, in which nursing care is typically provided on a short "visiting nurse" basis.

  Like pediatric patients, young adult home care patients, who range in age from 18 to 64 years, often require long-term care from private duty nurses. Young adult patients suffer from such disorders as muscular dystrophy, cystic fibrosis, hemophilia, cardiovascular disorders and cancer. Many young adult patients suffered injury and significant disabilities from near drowning incidents and accidents or other forms of trauma. Many of these disorders and illnesses require life long treatment. Frequently, a young adult patient receives home care as a continuation of a pediatric home care treatment regimen. A large percentage of young adult patients are covered by private health insurance, with the remainder covered by Medicaid.

  Geriatric patients (those patients age 65 years old and older) generally have shorter periods of service and shorter periods of daily care. Many geriatric patients suffer from emphysema or other pulmonary disorders requiring oxygen therapy performed during short home visits by nurses or therapists. Geriatric patients with more acute conditions are more likely to receive care in an institutional setting. Most geriatric patients are covered by Medicare for all or part of their health care needs.

  The pediatric home health care services market currently is heavily fragmented. This market is served by a large number of small entities that operate on a local or regional basis and typically provide a limited range of health care services. This market is also served by a small number of national home health care companies that service the pediatric market as part of a broader product offering. Because of the high degree of specialization required for effective treatment of pediatric patients and the broad scope of services required due to pediatric patients' generally high medical acuity levels, the Company believes that there are significant growth opportunities for a national provider offering a broad range of health care products focused on the home pediatric patient.

 Paramedical Testing Services

  The U.S. paramedical testing services market is estimated by the Company to be approximately $500 million with the majority of services being provided by four national providers, including the Company, and several regional providers. Paramedical testing services include taking health histories, obtaining blood and urine samples and administering physical examinations and electrocardiograms. Some or all of these tests are typically required by insurance companies as a prerequisite to underwriting life, health and disability insurance policies. The Company believes that the paramedical testing services market is growing due to: (i) the implementation of stricter underwriting standards requiring increased testing as a result of growing concern over substance abuse and AIDS and other catastrophic illnesses; (ii) technological advances in testing; and (iii) the aging of the U.S. population. The Company also believes that large national providers are growing at the expense of local and regional providers as many insurance companies seek to improve quality and reduce administrative costs by consolidating their business with fewer providers.

  Insurance companies increasingly focus on the technological capabilities of their paramedical testing providers in an effort to more efficiently track the status of pending applications and to decrease the time between policy application and issuance. The ability of a paramedical testing provider to quickly and accurately accept orders for tests, schedule tests, and provide status information as well as test results electronically has become an important selection criteria. The Company believes that large national providers with significant information systems resources and expertise should be able to capitalize on these assets to gain market share.

  To improve quality control and reduce administrative costs, life, health and disability insurance companies are limiting the number of paramedical testing providers approved by their medical underwriting departments. As customers consolidate their business with fewer providers, the ability of a provider to offer a full range of testing services nationwide has become increasingly important. In addition, since the accuracy and completeness of testing information is critical to the timely completion of the entire underwriting process, insurance companies are seeking out the high quality providers of paramedical testing services.

BUSINESS STRATEGY

  The Company's goal is to be the nation's leading provider of children's health care services and paramedical testing services. The Company's strategy to achieve this goal includes the following elements.

  Focus on Children's Services. The Company believes that pediatric health care services are recognized as a distinct specialty within the health care industry. The Company has significant experience and expertise in children's health care, particularly with respect to medically fragile children who are dependent on sophisticated medical technology and nursing care. The Company believes that its pediatric focus and expertise provide it with significant sales and marketing advantages. The Company intends to continue to focus on providing relatively high acuity health care services for children.

  Expand into New Geographic Markets. The Company currently has 131 pediatric health care branch offices in 29 states and the District of Columbia and approximately 65% of the top 100 Metropolitan Statistical Areas ("MSAs") in the United States. In the past two years, the Company has extended its geographic presence from 21 states to 29 states. The Company believes increased geographic presence can provide additional operating efficiencies and enable the Company to obtain more referrals from large insurance companies and other third party payors. The Company intends to continue to broaden its national coverage by entering new geographic markets.

  Expand Service Offering. The Company currently provides pediatric home nursing, respiratory therapy and other medical equipment, and pharmacy and infusion therapy services to medically fragile children across the nation. However, the Company does not provide all of these services in all of its markets. In addition, in certain locations the Company provides rehabilitation services, pediatric day treatment centers, well care services and special needs education. The Company intends to continue to add new services in existing markets where it does not yet provide its full range of services. In addition, the Company may extend its service offering to include additional children's services that extend the scope of or complement its existing services.

  Provide High Quality, Cost-Effective Care. The Company emphasizes quality throughout its organization with respect to both the provision of services and the hiring and training of clinical personnel. Moreover, the Company believes that its ability to coordinate and deliver a full range of services in a non-institutional setting and its experience and expertise in caring for medically fragile children result in superior and cost-effective medical outcomes. The Company intends to continue to emphasize and enhance the quality and cost-effectiveness of its services.

  Leverage Market Position and Service Offering in Paramedical Testing Business. The Company recently expanded its paramedical testing services business through the acquisition of PMI and is now the third largest national provider of paramedical testing services. The paramedical testing market is consolidating as customers seek to reduce administrative costs and increase quality by limiting the number of companies with which they contract. The Company intends to expand its paramedical testing business by leveraging its national network and strong customer relationships and continuing to emphasize the quality of its services and responsiveness to customers. In addition, the Company intends to evaluate opportunities for expansion of services complementary to paramedical testing, such as drug and alcohol screening, corporate wellness physicals, occupational health services and preventive medicine analysis for corporations and other organizations.

  Acquire Selectively. During the period from October 1, 1992 to December 31, 1997, the Company completed 30 acquisitions aggregating approximately $181.6 million in annualized net revenue at the time of acquisition. In the past, the Company has selectively acquired businesses which extend its geographic presence, provide access to certificates of need, or expand the Company's service offering. The Company continually evaluates acquisition opportunities and intends to continue to acquire on a selective basis similar and complementary businesses.

SERVICES AND OPERATIONS

 General

  The Company provides comprehensive health care services, principally for children. The Company also provides paramedical testing services for the insurance industry. The following table summarizes the percentages of net revenue to total net revenue of each major category of service offered by the Company for the periods indicated:

                                                               YEAR ENDED
                                                              SEPTEMBER 30,
                                                            -------------------
                                                            1997   1996   1995
                                                            -----  -----  -----
   PEDIATRIC HEALTH CARE*:
   Nursing.................................................  32.3%  31.7%  30.1%
   Respiratory therapy equipment...........................  11.2   10.7   11.8
   Pharmacy and infusion therapy...........................  14.3   14.0    9.1
   Home medical equipment..................................   1.3    0.8    1.2
                                                            -----  -----  -----
     Total pediatric health care...........................  59.1   57.2   52.2
   YOUNG ADULT HEALTH CARE*:
   Nursing.................................................   7.6%   7.3%   8.0%
   Respiratory therapy equipment...........................   6.6    9.2   11.7
   Pharmacy and infusion therapy...........................   3.4    2.6    1.9
   Home medical equipment..................................   1.5    2.1    3.3
                                                            -----  -----  -----
     Total young adult health care.........................  19.1   21.2   24.9
   GERIATRIC HEALTH CARE*:
   Nursing.................................................   3.1%   3.5%   3.9%
   Respiratory therapy equipment...........................   4.0    4.3    5.6
   Pharmacy and infusion therapy...........................   0.9    1.0    1.4
   Home medical equipment..................................   1.0    1.2    1.1
                                                            -----  -----  -----
     Total geriatric health care...........................   9.0   10.0   12.0
   PARAMEDICAL TESTING.....................................  12.8%  11.6%  10.9%
                                                            -----  -----  -----
     Total................................................. 100.0% 100.0% 100.0%
                                                            =====  =====  =====

--------
* Pediatric health care includes services provided to patients age 17 and younger. Young adult health care includes services provided to patients age 18 to 64. Geriatric health care is provided to patients age 65 and older. The information with respect to geriatric health care is estimated, based on net revenue received from Medicare, which is the primary payor for the Company's geriatric patients.

HEALTH CARE SERVICES AND OPERATIONS

  The Company provides a broad range of health care services principally for children and, to a lesser extent, young adults and geriatric patients.

 Pediatric Health Care Services

  The Company offers the following services to pediatric patients.

  Pediatric Nursing Services. The Company's pediatric nursing services consist primarily of private duty home nursing care for pediatric patients with illnesses and conditions such as bronchopulmonary dysplasia, digestive and absorptive diseases, congenital heart defects and other cardiovascular disorders, cancer, cerebral palsy, cystic fibrosis, chronic obstructive pulmonary disease (e.g., emphysema, chronic bronchitis and asthma), endocrinologic disorders, hemophilia, orthopedic conditions and post surgical needs. Pediatric nursing care typically begins upon the patient's discharge from the hospital. The Company's nurses assess and monitor vital signs and the condition of the child, administer medications and treatment regimens, provide enteral and other forms of tube feeding, monitor and maintain ventilators, oxygen and other home medical equipment, monitor and administer pain management, provide daily care, including baths, hygiene and skin care, conduct physical, occupational and other forms of prescribed therapy, and coordinate other forms of medical care necessary for the child.

  Private nursing care is often provided 24 hours per day for extended periods of time. The Company estimates that its pediatric patients require private duty nursing care for an average of eight months with length of daily care averaging ten to 11 hours. The Company's nurses emphasize education of the parents or other care givers of the child in order to maximize the independence of the child and the family. Through this educational process, the length of the daily private duty care can be reduced as the child's condition improves or stabilizes and the parents or care givers assume a more active role in the care of the child. Depending on the illness or condition of the child, in many cases the Company continues to provide nursing visits, respiratory therapy and other medical equipment services and pharmaceutical services after it discontinues private duty nursing care.

  The Company has more than 5,000 registered or licensed pediatric nurses and therapists on its active nursing registries. Due to the special needs and acuity of care of pediatric patients generally, the Company requires that its nurses and therapists have training with pediatric patients. Most of the Company's nurses have NICU or PICU experience.

  Although nursing services traditionally have provided the Company with lower profit margins than the Company's other services, referral sources generally make arrangements for nursing services before making arrangements for other health care services necessary for the discharge of a medically fragile child from the hospital. Consequently, a high quality nursing service facilitates marketing of the Company's higher margin pediatric services. The Company intends to continue to increase the number of its branch offices that provide pediatric nursing services as the Company focuses on further developing its pediatric business.

  Pediatric Respiratory Therapy Equipment and Services. The Company provides respiratory therapy equipment and services to pediatric patients in the home. These services include (i) the rental, sale, delivery and setup in accordance with physician prescriptions of equipment, such as ventilators, oxygen concentrators, liquid oxygen systems, high pressure oxygen cylinders, apnea monitors and nebulizers, (ii) periodic evaluation and maintenance of the equipment and (iii) delivery and setup of disposable supplies necessary for the operation of the equipment. The Company provides these services to patients with a variety of conditions, including chronic obstructive pulmonary diseases, neurologically related respiratory problems, cystic fibrosis, congenital heart defects and cancer. The Company utilizes skilled registered respiratory therapists and certified respiratory therapy technicians to provide these services. The Company also provides training to patients and their families in equipment use and a 24-hour repair service through emergency on-call technicians.

  Pharmacy and Infusion Therapy. The Company provides pharmaceutical products and related specialty infusion therapy services for its patients. Infusion therapy involves the administration of nutrients, antibiotics and other medications intravenously or through feeding tubes. The number of therapies that can be administered safely in the home has increased significantly in recent years because of technological innovations in infusion equipment and advances in drug therapy. Consequently, an increasing number and a broader range of infections and diseases which would otherwise have required patients to be hospitalized are now considered treatable in the home. These in-home therapies reduce the need for emergency room visits for infusion therapy, and are popular with patients, referring physicians and payors.

  The Company provides a full range of pharmacy and infusion therapies, including antibiotic and other anti- infective therapies, enteral and total parenteral nutrition therapy, pain management therapy, hemophilia therapy, immunomodular therapy and chemotherapy. The Company also provides specialty infusion therapies intended to meet the needs of patients with a variety of serious infections such as osteomyelitis, bacterial endocarditis, cellulitis, septic arthritis, wound infections and recurrent infections associated with the kidney and urinary tract and AIDS. The Company also provides specialty infusion therapy to terminally or chronically ill patients suffering from acute or chronic pain, patients with impaired or altered digestive tracts due to gastrointestinal illness, patients suffering from various types of cancer, patients requiring treatment for congestive heart failure and patients with chronic conditions such as hemophilia, cystic fibrosis and endocrinologic disorders. The Company's specialty infusion therapy services are administered by its nursing staff. The Company currently supports the home infusion therapy market through seven regional pharmacy locations.

  The Company also operates a mail order medication service that provides physician-prescribed unit dose medications to respiratory therapy patients. The Company offers its patients medication in a premixed unit dose form as well as professional clinical support and claims processing. The Company employs licensed pharmacists to assist with its unit dose medication services business.

  Pediatric Home Medical Equipment and Services. The Company provides rentals, sales and service of home medical equipment. These services are provided to patients upon their discharge from the hospital as well as after the Company's nursing services are no longer required. Home medical equipment provided by the Company includes wheelchairs, home care beds and ambulatory aids. The Company currently has 71 locations that provide rentals of home medical equipment as well as mail order programs for the provision of a broad range of home health care equipment.

  Other Pediatric Services. The Company currently has ten pediatric day treatment centers in Florida, Georgia and Tennessee. These centers provide, among other services, daily medical care and physical, occupational and other forms of therapy for medically fragile children. The children receive nursing supervision and/or physical and other therapies in a setting which allows for socialization and education of the children. The Company currently intends to increase the number of centers in areas where it believes there is sufficient market demand.

  The Company also provides pediatric rehabilitation services such as physical, occupational and speech therapies. The Company utilizes skilled registered therapists to perform these services in the home or through the Company's pediatric day treatment centers.

 Young Adult and Geriatric Health Care Services

  The Company generally offers young adult and geriatric patients the same health care services it provides to pediatric patients. Although young adult patients tend to require a lower acuity of care, they often require long-term care from private duty nurses. The Company's young adult patients are being treated for disorders such as muscular dystrophy, cystic fibrosis, hemophilia, cardiovascular disorders and cancer as well as serious disabilities from near drowning incidents and accidents and other forms of trauma involving spinal cord or other injuries. Frequently, the Company's young adult patients receive home care as a continuation of a pediatric home care treatment regimen.

  The Company's geriatric home care patients generally require the lowest acuity of care and have shorter periods of service and shorter periods of daily care than either the Company's pediatric or young adult patients. Most of these patients receive maintenance care for end-of-life conditions such as emphysema or other pulmonary disorders, neurological diseases and renal diseases. Services are provided during short home visits by nurses or therapists. Although some of the Company's geriatric home care patients receive higher acuity, interventional care, these services are more likely to be provided in an institutional setting.

 Recruiting, Training and Retention of Professional Staff

  The Company's services are provided by skilled pediatric nurses and skilled respiratory therapists. Nurses generally have a minimum of one year prior NICU or PICU experience, a nursing license and current CPR certification. Each nurse must pass a written pediatric and medication exam and provide employment references. Therapists generally have a minimum of one year prior experience and current CPR certification, and must provide employment references as well. Under the Company's pediatric nursing training program, nurses are required to attend an orientation program where they are trained in aspects of home health care, such as equipment use, which differ from institutionally provided health care. If qualified, nurses receive additional training in the use of ventilators and other home respiratory equipment. The Company requires its nurses to attend continuing education sessions on safety and techniques in home health care. Further, the Company offers its nurses periodic continuing education courses and professional seminars on various topics in home health care to assist in the retention of qualified personnel. As of December 31, 1997, the Company had over 5,000 licensed or credentialed nurses and therapists on its staff and active registries.

  To provide a qualified, reliable nursing and therapy services staff, the Company continuously recruits professional nurses and technical specialists, and trains and offers benefits and other programs to encourage retention of these professionals. The Company recruits primarily through advertising, employment fairs, direct contact with community groups and employment programs and uses bonuses and other benefit programs to encourage new employee referrals by existing employees. The Company has in the past recruited pediatric nurses who have cared for a patient in the hospital to continue to provide care for such patient in the home through part-time or full-time employment with the Company.

 Quality Assurance

  The Company has established a quality assurance program for the implementation and monitoring of service standards. The Company's quality assurance program includes periodic quality audits and other measures designed to ensure compliance with the documentation and operating procedures required by federal and state law and the Company's internal standards. The Company's officers oversee the results of these quality assurance audits and implement changes where necessary.

  The Company's quality assurance program also emphasizes accreditation by the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"). JCAHO is a nationally recognized not-for-profit organization that develops standards for various health care providers and monitors compliance with such standards. Substantially all of the Company's branch offices, other than those recently acquired or established, have received accreditation from JCAHO. JCAHO's objective standards are one of the few methods by which referring health care professionals may assess the quality of services of a home health care provider.

 Case Administration

  Prior to providing services to a patient, the Company coordinates with the patient's physicians, third-party payors, case managers and other referral sources. In order to accomplish this coordination, the Company has developed and implemented case management and clinical coordination functions.

  Case Management. The Company maintains a case management service department designed to assure the cost-effective delivery of high quality care to the Company's highest acuity patients. This department acts as the central point for coordination of services and benefits for patients referred by insurance companies. The Company assigns a case manager to review the patient's insurance status to determine coverage and relevant reimbursement criteria. The case manager contacts the relevant third-party payors to negotiate the services that will be covered and the applicable rates. The case manager then communicates with the Company's billing and collection department to assist in accurate billing. The case manager also assists in resolving disputes that may arise between the Company and third party payors.

  Clinical Coordination. The Company assigns a clinical coordinator to higher acuity patients, typically before the patient is discharged from the hospital. The clinical coordinator works with the physician, case manager or other referral source to arrange all home health care services needed by the patient.

 Sales and Marketing

  The Company obtains patient referrals primarily from neonatologists, pediatricians, pulmonologists, internists and other physicians, hospital discharge planners, case managers, community-based health care institutions and social service agencies. The Company markets its services to these referral sources primarily through its branch office personnel and various media formats. The branch office directors conduct the sales and marketing activities at the branch office level. Branch office directors generally have a clinical background as registered nurses and/or therapists, and as such they are able to describe and promote the Company's services to referral sources. The branch office directors attempt to cultivate relationships with their local referral sources through quality service, personal contacts and education about the appropriate role and benefits of the Company's services in the treatment of patients. In addition, the Company's case management department plays an integral role in maintaining favorable relationships between the Company and large insurance companies.

  The Company also promotes referrals by seeking to arrange preferred provider contracts with managed care companies. The Company has established preferred provider arrangements that are both national and regional in scope. These contracts typically designate the Company as a preferred provider of certain services in select areas but do not establish an exclusive relationship. The preferred provider contracts typically set forth a range of services that the Company may provide and the applicable rates for such services. The contracts also specify required billing and claims procedures, record maintenance policies and other requirements. The Company has not entered into any contracts with health maintenance organizations or other third-party payors that require services to be rendered on a risk-sharing or capitated basis.

  The Company believes that JCAHO accreditation of its branch offices is an important factor in its sales and marketing efforts. The Company also believes that its focus on pediatric health care services combined with management's experience in rendering these services provides the Company with a significant sales and marketing advantage.

 Billing and Collection

  The Company derives substantially all of its health care net revenue from commercial insurance and other private third-party payors and Medicare and Medicaid. The current reimbursement environment is a complicated process, involving multiple payors with differing coverage and reimbursement policies. Management of accounts receivable, through effective billing, collection and reimbursement procedures, is critical to the financial success of health care service providers due to lengthy reimbursement periods. The Company's reimbursement specialists work closely with the branch offices and third-party payors. Each specialist is responsible for ensuring the adequacy of the documentation, submitting the documentation and claims to third-party payors and expediting payment.

  In July 1997, the Company began implementing the NPAS, which is designed to provide each of the Company's health care branch offices with immediate access to patient information and perform billing and collection services. As of February 28, 1998, the Company had implemented the NPAS at 80 branch offices. See "Business--Management Information Systems."

 Local Office Network

  The Company currently provides its health care services through a network of 131 branch offices located in 29 states and the District of Columbia. The Company seeks to address local market needs through its branch office network. Each branch office conducts local marketing efforts, negotiates contracts with local referral sources, recruits personnel and coordinates patient care. The Company believes that the business of providing health care services is most effective if each branch office is allowed to operate as a local business targeting services to, and reacting to the needs of, the local community. The Company provides its branch office managers with training, comprehensive policies and procedures and standardized operating systems, while allowing them sufficient autonomy to address local needs.

PARAMEDICAL TESTING SERVICES AND OPERATIONS

 General

  The Company is the nation's third largest provider of comprehensive paramedical testing services with over 1,000 life, health and disability insurance company customers. The Company's examiners provide examinations at the request of insurance agents at times and in places convenient to applicants. The Company utilizes a national network of paramedical technicians consisting of independent contractors and employees to administer the tests primarily in the applicant's home or office. In selected cases, the Company will contract with credentialed nurses or physicians to administer specialized testing services. The Company offers its testing services through a network of over 200 field offices in strategic geographical locations located in all 50 states, Puerto Rico and Guam.

  Because the Company utilizes nurses, physicians and trained paramedical technicians to conduct examinations, the Company is able to provide its clients with a full range of paramedical examination services. These services include recording an applicant's medical history, height and weight, measuring blood pressure, and collecting blood and urine specimens. Examiners also perform more sophisticated procedures at the request of insurance companies, including physician examinations, electrocardiograms and lung capacity measurements.

  The Company's network of highly automated branch offices enables it to provide services nationwide. As a result, the Company is an attractive choice for direct marketers, master brokers, banks, savings and loan associations and investment brokers who write insurance applications nationwide and desire a single source for their paramedical testing needs.

  The Company provides written and electronic examination results to insurance clients, in most cases within three days of receiving the initial request for an examination. The Company's ability to process examinations rapidly is due, in part, to the proximity of its paramedical technicians to the homes and workplaces of insurance applicants, ongoing improvements in data processing and management information systems, and the use of medically trained personnel who promptly evaluate insurance applicants and efficiently process examination results. The Company also performs other services such as drug and alcohol screening, wellness physical examinations and occupational health services for corporations and other organizations. In order to provide high quality paramedical testing services, the Company maintains a quality assurance program that includes the ongoing training of paramedical technicians, monitoring of service standards and establishing and maintaining controls throughout the order management system.

  In December 1997, the Company acquired PMI, making the Company the third largest provider of paramedical testing services. PMI had approximately $60 million in revenues in calendar 1997. This acquisition significantly expanded the scale of the Company's paramedical testing services, placed the Company on the approved provider list for over 200 new insurance company customers and added significant geographic coverage.

  In connection with the Company's purchase of PMI, the Company acquired the PMI System, an advanced computer software system, then under development by ChoicePoint, designed for entering orders, scheduling examinations and providing status reports. The PMI System is designed to permit electronic communication of information between the Company and its insurance company clients. Once completed and integrated with the Company's billing and collection system, the Company intends to utilize the combined system capabilities to provide current information on the status of any given customer order, thereby providing enhanced services to and allowing closer ties with the Company's customers.

 Sales and Marketing

  The Company markets its paramedical testing services on a national level through seven full-time national sales representatives who call on senior underwriting executives at the home offices of insurance companies. The Company serves over 1,000 active life, health and disability insurance company clients, including their networks of agency, district, and brokerage offices. National sales representatives promote the Company's high quality of service and rapid response time to examination requests and are responsible for maintaining the Company's position on each insurance company's approved list of examination providers. The Company regularly attends and occasionally sponsors client conferences to provide national sales representatives with opportunities to further develop key relationships.

  At the local level, branch managers, and in certain offices, additional marketing personnel, market the Company's services directly to the local insurance agents and local managers, who have the authority to select examination providers from the list approved by the home offices of the insurance companies. These local marketing efforts emphasize the quality of the Company's examinations and the speed and accuracy of its services, including the ability of each branch to quickly ascertain the status of each service request.

 Billing, Collection and Information Services

  The Company bills its insurance company and other paramedical testing clients on a fee-for-service basis. DSO for these services average between 45 and 50 days.

  In connection with the Company's purchase of PMI in December 1997, ChoicePoint agreed to continue to provide certain services on behalf of the Company, including order entry, scheduling, status reporting, billing and other related services with respect to the acquired operations at no charge from December 15, 1997 through April 15, 1998 and continues to provide such services for a fee of approximately $223,000 per month from April 15, 1998 through June 30, 1998, unless extended by mutual agreement of the parties.

  The assets purchased from ChoicePoint included the PMI System, a computer system then under development by ChoicePoint designed to meet the requirements of the paramedical testing operations. The system is designed for entering orders, scheduling examinations and providing status reports. The Company anticipates that the PMI System will be implemented in July, 1998. The Company is also developing internally a new paramedical testing billing and collection system which is designed to integrate with the PMI System. The Company is completing the development of this billing and collection system and currently plans to implement the system in June 1998.

 Local Office Network

  The Company provides its paramedical services through a network of over 200 field offices strategically located in all 50 states, Puerto Rico and Guam. Each branch office is responsible for local marketing efforts, recruiting qualified personnel and coordinating examination and reporting procedures. The Company provides its branch managers with training, comprehensive policies and procedures and standardized operating systems, while allowing them sufficient autonomy to address local needs. The Company believes that decentralized management of local operations enhances the Company's ability to establish and maintain relationships with local insurance agents and other referral services.

MANAGEMENT INFORMATION SYSTEMS

  In July 1997, the Company began implementing the NPAS, designed to provide each of the Company's health care branch offices with immediate access to patient information and to perform billing and collection services. Approximately 64% of the Company's health care branch offices currently use the NPAS. The Company believes that once the NPAS is fully implemented, it will enhance the Company's patient information and billing and collection functions.

  In connection with the Company's purchase of PMI in December 1997, the Company acquired the PMI System under development by ChoicePoint for use by PMI. The PMI System is designed for entering orders, scheduling examinations and providing status reports and anticipates that the system will be implemented in July 1998. The Company is also developing internally a new paramedical testing billing and collection system which will integrate with the PMI System. The Company is completing the development of the billing and collection system and currently plans to implement the system in June 1998. In connection with the PMI acquisition, ChoicePoint agreed to continue to provide certain services on behalf of the Company, including order entry, scheduling, status reporting, billing and other related services with respect to the acquired operations at no charge from December 15, 1997 through April 15, 1998, and for a monthly fee of up to approximately $223,000 per month from April 15, 1998 through June 30, 1998, unless extended by mutual agreement of the parties. The completion of the PMI System will require a significant amount of management's time and attention and there can be no assurance that the Company will complete the development of the billing and collection system or the integration of the operations in a timely manner. Failure to complete the PMI System and integrate the operations in accordance with management's plans could have a material adverse effect on the Company's financial condition and results of operations.

  The Company has selected a software vendor and has retained a consultant for the implementation of a new general ledger, accounts payable, inventory, purchasing and fixed assets accounting system. The Company intends to begin implementation of this new system in the first quarter of fiscal 1999.

REIMBURSEMENT

  The Company focuses its health care marketing efforts on patients with private insurance; however, due to the nature of the Company's business, many of its patients rely on Medicare and Medicaid for health coverage. The following are the approximate percentages of the Company's net revenue attributable to reimbursement from various payors of both the health care services and paramedical testing businesses for the periods presented:

                                                                       YEAR
                                                                       ENDED
                                                                     SEPTEMBER
                                                                        30,
                                                                     ----------
     PAYOR                                                           1997  1996
     -----                                                           ----  ----
     Commercial Insurance and Self Payors...........................  64%   63%
     Medicaid and Other State Programs..............................  27    27
     Medicare and Other Federal Programs............................   9    10
                                                                     ---   ---
       Total........................................................ 100%  100%
                                                                     ===   ===

  These percentages do not reflect PMI's net revenue, estimated by the Company at $60 million for the year ended December 31, 1997. All of PMI's estimated net revenue was attributable to reimbursement from commercial insurance companies.

  During the past decade, federal and state governments and third-party payors have taken extensive steps intended to contain or reduce the costs of health care. These steps have included, among others, reduced reimbursement rates, changes in services covered, increased utilization review of services, negotiated prospective or discounted contract pricing and adoption of a competitive bid approach to service contracts. Cost containment efforts are expected to continue in the future. Home health care, which is usually less costly than hospital-based care, generally has benefited from many of these cost containment efforts. As expenditures on home health care services continue to grow, however, initiatives aimed at reducing the cost of health care delivery in non-institutional settings are increasing. Many state Medicaid programs, in an effort to contain the cost of health care and in light of state budgetary constraints, have reduced their payment rates and have narrowed the scope of covered services. Likewise, the federal government through legislation and regulation has acted repeatedly to limit expenditures for health care, including home health services and home medical equipment. Similar initiatives are expected to continue in the future. A significant change in coverage or a reduction in payment rates for the types of services provided by the Company could have a material adverse effect upon the Company's business.

  Commercial Insurance. The Company provides its services on a fee-for-service basis to patients covered by commercial insurance as well as self-funded employer plans. In some instances, services are rendered pursuant to fees negotiated with insurance companies under preferred provider contracts. The Company has not entered into any contracts with health maintenance organizations or other insurance companies that require services to be rendered on a risk-sharing or capitated basis. A shift to capitated payments could have an adverse financial effect upon the Company's business.

  All of the Company's paramedical testing services are performed on a fee-for-service basis and are paid by the insurance company or other entity that requested the tests.

  Medicaid Program. Medicaid (Title XIX of the Social Security Act) is a cooperative state-federal program for medical assistance to the poor. In order to be eligible, a person must be either age 65 or over, blind or disabled or be the caretaker for minor children. States have great flexibility in determining the services that will be paid for under their Medicaid programs. Beyond mandatory services, states can provide a wide range of medical services, including services not otherwise covered under Medicare, such as long-term nursing care. BBA 1997 also allows states to amend their state plans to expand services to uninsured children by providing $24 billion over the next five years in matching funds to state Medicaid programs.

  Medicare Program. Medicare is a federally funded health insurance program that provides health insurance coverage for persons with incomes below established federal poverty standards as well as certain disabled persons, persons age 65 and older and persons with chronic renal disease. The United States Congress enacted the Medicare program in 1965 as Title XVIII of the Social Security Act. The program consists of two separate insurance programs:
(i) "Hospital Insurance," established in Part A of the Social Security Act, provides certain benefits covering inpatient hospital, nursing facility, home health and hospice services, and (ii) "Supplementary Medical Insurance," established in Part B of the Social Security Act, provides benefits in the areas of outpatient hospital visits, physician services, other types of outpatient services, respiratory therapy, infusion therapy, home medical equipment and prosthetic devices.

  Individuals age 65 and older who qualify for Social Security or Railroad Retirement Benefits automatically qualify for Medicare Part A. Medicare Part B is a voluntary program and all individuals who are eligible for Medicare Part A coverage may elect to enroll in Medicare Part B. The Company is an authorized provider eligible to receive direct reimbursement under Medicare Parts A and B in certain geographic locations. Health care providers such as the Company must meet "conditions of participation" to receive Medicare payments. The conditions of participation are federal requirements intended to ensure the quality of the medical services provided.

  Part A providers are required to sign provider agreements to participate in Medicare. The Medicare Part A home health benefit currently is a cost-based reimbursement program that requires the Company to file an annual cost report for those branch offices performing services under Medicare Part A and for the Company's home office. Medicare reimburses the Company for covered home health care services at the lower of (i) the Company's reimbursable costs (based on Medicare regulations), (ii) cost limits established by Health Care Financing Administration, or (iii) the Company's charges.

  Under Medicare Part B, the beneficiary must pay an annual deductible amount before Medicare will make any payments. After the Medicare Part B deductible is satisfied, Medicare ordinarily will pay 80% of the Medicare approved payment amount, and the beneficiary is responsible for paying the remaining 20%. Medicare has developed approved forms for submission of bills and claims.

  The passage of BBA 1997 is expected to materially affect Medicare reimbursement to the home health industry. The U.S. Congressional Budget Office estimates that the combined effect of changes enacted in BBA 1997 will reduce projected Medicare spending on home health care services, durable medical equipment and oxygen and oxygen equipment by $19.1 billion over the period of fiscal year 1998 through fiscal year 2002 and by $59.3 billion over the period of fiscal year 1998 through fiscal year 2007.

  Under BBA 1997, the current cost reimbursement system for home health services will remain in effect for the two-year period prior to the implementation of a prospective payment system in October 1999. Effective for cost-reporting periods ending on or after October 1, 1997, agencies will be reimbursed at the lower of three amounts: (i) their actual costs; (ii) the cost per visit limits reduced to 105% of the median costs for free-standing agencies; or (iii) an aggregate per beneficiary limit based on 75% of agency-specific costs and 25% on census region costs for cost- reporting years ending during fiscal year 1994, updated by the home health market basket index. For cost-reporting periods beginning on or after October 1, 1997, the cost-per-visit limits will apply to claims based on the geographic area where the service is furnished, rather than on the geographic area where the agency is located. For services furnished on or after October 1, 1997, the Secretary of Health and Human Services is authorized to issue regulations establishing normative guidelines for the frequency and duration of home health services, beyond which services will not be covered. The Secretary is also authorized to implement not more than five competitive bidding demonstration projects which must terminate by the end of calendar year 2002 for items or services covered under Part B. Updates to the durable medical equipment fee schedules will be eliminated for the years 1998 through 2002. Payment rates for parenteral and enteral nutrients, supplies and equipment will also be frozen for the years 1998 through 2002 at the rate in effect during 1995. Beginning with services furnished on or after January 1, 1998, coverage of home health services under Part A will be reduced to a maximum of 100 visits during a spell of illness after a three-day hospitalization or after receiving any covered services in a skilled nursing facility. Coverage for all other home health services would be under Part B. Funding responsibility for payment of the services under Part B will be transferred gradually out of the Part A trust fund over a seven year period. All claims will continue to be submitted to, and paid by, the fiscal intermediaries. Periodic Interim Payments will be eliminated for cost reporting periods on or for the benefit of the Medicare program and each state Medicaid program in which it participates, after October 1, 1999. Beginning six months after October 1, 1997, home skilled nursing care will not be covered if it is solely venipuncture for the purpose of drawing blood.

  BBA 1997 also mandates that the Medicare national payment limit for oxygen and oxygen equipment be reduced by 25% of 1997 rates for 1998, with an additional 5% reduction of 1997 rates for 1999 and subsequent years. The General Accounting Office has been requested to submit a report to Congress addressing access to home oxygen equipment and recommendations for further legislation. Home health companies will be required to post a surety bond in an amount equal to the greater of $50,000 or 15% of revenues derived from any such program.

  The effect that these changes ultimately will have on the home health industry cannot be quantified at this time, however, there can be no assurance that these and other changes mandated by BBA 1997 will not materially and adversely affect the business and financial condition of the Company.

COMPETITION

  Pediatric and Other Health Care. Each of the Company's health care services markets is highly competitive and is divided among a large number of providers, some of which are national providers but most of which are either regional or local providers. The Company competes for referrals primarily based on quality of care and service, reputation with referring health care professionals, ability to develop and maintain contacts with referral sources and price of services. In addition to competing with other home health care companies focusing on providing services to pediatric patients, the Company competes with several large national home health care companies that, while not focusing on the pediatric patient, provide pediatric health care services as part of a broader product offering. The Company believes that its specialization in pediatric health care, as well as its coordinated care approach to health care services, broadens its appeal to local health care professionals and to managed care organizations.

  In addition to its traditional competitors, other types of health care providers, including hospitals, physician groups and home health agencies, have entered, and may continue to enter, the Company's business. Relatively few barriers to entry exist in the home health care industry in states that do not require a certificate of need. Certain of the Company's competitors and potential competitors have significantly greater financial, technical and marketing and sales resources than the Company and may, in certain locations, possess licenses or certificates that permit them to provide services that the Company cannot currently provide. There can be no assurance that the Company will not encounter increased competition in the future that could limit the Company's ability to maintain or increase its business and could adversely affect the Company's operating results.

  Paramedical Testing. The paramedical testing business is highly competitive, and certain of the Company's competitors have greater resources than the Company, and offer services not offered by the Company or offer similar services at prices lower than those charged by the Company.

  Management believes that the Company is the nation's third largest provider of paramedical testing services to insurance companies, based on revenues. A large number of regional and local firms also offer these services. In management's opinion, the principal competitive factors in the paramedical testing market are speed of response, geographic coverage, and delivery of complete and accurate information. In addition, technological capabilities recently have taken the forefront in client needs.

REGULATION

 Pediatric and Other Health Care Services

  General. The Company's health care services business is subject to extensive and frequently changing state and federal regulation. The Company is subject to state laws governing and regulating numerous aspects of its business, including home health care and home infusion therapy services (including certificates of need and license requirements in certain states) and dispensing, distributing and compounding prescription products. The Company also is subject to certain state laws prohibiting the payment of remuneration for patient or business referrals and the provision of services where a financial relationship exists between a referring physician and the entity providing the service.

  Federal laws governing the Company's activities include regulations of pharmacy operations and regulations under the Medicare and Medicaid programs relating to, among other things, certification of home health agencies and reimbursement. In addition, federal fraud and abuse laws prohibit or restrict, among other things, the payment of remuneration to parties in a position to influence or cause the referral of patients or business.

  New laws and regulations are enacted from time to time to regulate new and existing services and products in the home health care industry. Changes in the law or new interpretations of existing laws also could have an adverse effect on the Company's methods and costs of doing business. Further, failure of the Company to comply with such laws could adversely affect the Company's ability to continue to provide, or receive reimbursement for, its equipment and services, and also could subject the Company and its officers and employees to civil and criminal penalties. There can be no assurance that the Company will not encounter regulatory impediments that could adversely affect its ability to open new branch offices and to expand the services currently provided at its existing branch offices. There can be no assurance that current or future government regulation will not have an adverse effect upon the Company's business.

  Set forth below is a more detailed discussion of certain factors related to federal and state regulation of the Company and its business.

  Medicare and Medicaid Regulations. As a provider of services under the Medicare and Medicaid programs, the Company is subject to federal laws and regulations governing reimbursement procedures and practices. These laws include the Medicare and Medicaid fraud and abuse statutes and regulations, which prohibit the payment or receipt of any form of remuneration in return for referring business or patients to providers of services for which payments are made by a government health care program. Violation of these laws may result in civil and criminal penalties, including substantial fines, loss of the right to participate in the Medicare and Medicaid programs and imprisonment. In addition, the Government recently enacted the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), a portion of which took effect this year, expanding the government's fraud and abuse elimination efforts. HIPAA, among other provisions, expands the Government's efforts for prosecuting fraud and abuse beyond Medicare and Medicaid to all payors; makes exclusion from the Medicare and Medicaid programs mandatory for a minimum of five years for any felony conviction relating to fraud; requires that organizations contracting with another organization or individual take steps to be informed as to whether the organization or individual is excluded from Medicare and Medicaid participation; and enhances civil penalties by increasing the amount of fines permitted. These laws also include prohibitions on referrals contained in the Omnibus Budget Reconciliation Act of 1989 ("Stark I"), which prohibits referrals by physicians to clinical laboratories in which the physician has a financial interest, and further prohibitions contained in the Omnibus Budget Reconciliation Act of 1993 ("Stark II"), which prohibits such referrals to a more extensive range of services, including home health care and the supply of durable medical equipment. While regulations interpreting Stark I have been issued, regulations interpreting Stark II have not been finalized to date. No assurance can be given that all of the practices of the Company, if reviewed, would be found to be in compliance with any such federal laws or with any future laws or regulations. In addition, various federal and state laws impose civil and criminal penalties against participants in the Medicare or Medicaid programs who make false claims for payment for services or otherwise engage in false billing practices.

  Many states also have statutes prohibiting the payment or receipt (or the offer of) anything of value in return for, or to induce, a referral for health care goods or services. In addition, there are several other statutes that, although they do not explicitly address payments for referrals, could be interpreted as prohibiting the practice. While similar in many respects to the federal laws, these state laws vary from state to state, are often vague and have been interpreted inconsistently by courts and regulatory agencies. Private insurers and various state enforcement agencies also have increased their scrutiny of health care providers' practices and claims, particularly in the home health and home medical equipment areas.

  Recently, enforcement of federal fraud and abuse laws, and regulatory scrutiny generally, have increasingly focused on the home health care industry. For example, the government has implemented Operation Restore Trust, a federal investigatory initiative focused on home health, home medical equipment and skilled nursing facility providers, and recently expanded this program to 12 new states, as well as implementing "Wedge" audits, which involve a review of a small sample of patient records to identify noncompliance. Any adverse findings under these types of audits can result in adjustments in future payments. There can be no assurance that the Company will not become the subject of a regulatory or other investigation or proceeding or that its interpretations of applicable health care laws and regulations will not be challenged. The defense of any such challenge could result in substantial cost to the Company and diversion of management's time and attention. Any such challenge, should it ultimately be sustained or not, could have a material adverse effect on the Company.

  In 1997, the Company undertook the development and implementation of a company-wide corporate compliance program developed in accordance with federal guidelines. The Company's compliance program encompasses measures for auditing and monitoring of legal compliance as well as training for Company employees and agents. The Company has hired a corporate compliance officer who is vested with responsibility for implementing the compliance program.

  Medicare Certification. Federal regulations governing the Medicare program also are applicable to the Company. Regulations for Medicare reimbursement include an annual review of health care facilities and personnel and provide criteria for coverage and reimbursement. The Company is Medicare certified to provide nursing services in 16 states and Washington, D.C.

  Permits and Licensure. Many states require companies providing pharmacy services, home health care services, home infusion therapy products and services and other products and services of the type offered by the Company to be licensed. The Company currently is licensed as a home health agency in 16 states, is licensed as a home care agency in eight states and currently is licensed as a pharmacy in 34 states. The Company provides unit dose medications by mail order to various states. The Company has obtained or, in certain cases, is in the process of obtaining, licenses for its mail order services from such states.

  Certificates of Need. Approximately 16 states require companies providing home health care services, infusion therapy and other services of the type offered by the Company to have a certificate of need issued by a state health planning agency. Certificates of need are often difficult to obtain and in many instances a certificate of need is not obtainable at all (because an area is determined to be adequately served by existing providers or for other reasons). If the Company plans to commence operations in a state, or expands its operations in a state where it is currently operating, and those operations require a certificate of need, the Company will be required to obtain a certificate of need with respect to those operations. There can be no assurance that the Company will be able to obtain any required certificate of need, and, if so required, the Company will incur expenses in connection with attempting to obtain a certificate of need.

 Paramedical Testing

  Various aspects of the Company's paramedical testing business also are regulated by the federal government and the states in which the Company currently operates. Although the Company has been able to comply with applicable regulations to date, there can be no assurance that it will continue to be able to comply with specific requirements of certain states. States periodically change the regulations and licensing requirements that apply to the Company. If such changes occur, or if the Company expands its operations into new jurisdictions or services, there can be no assurance that the Company will be able to comply with regulations and licensing requirements, although the Company will be required to do so before providing service.

HEALTH CARE REFORM

  Political, economic and regulatory influences are subjecting the health care industry in the United States to extensive and dynamic change, and many competing proposals have been introduced in Congress and various state legislatures to reform the present health care system. It is possible that health care reform at the federal or state level, whether implemented through legislation or through action by federal or state administrative agencies, would require the Company to make significant changes in the way it conducts business. Certain aspects of health care reform such as proposed reductions in Medicare and Medicaid payments, if successfully developed and adopted, could have a material adverse effect upon the Company's business. The Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies, and public debate of these issues will likely continue in the future. It is not possible at this time to predict what, if any, further reforms will be adopted, or when such reforms will be adopted and implemented. No assurance can be given that any such reforms will not have a material adverse effect upon the Company's business, results of operations, and financial condition.

EMPLOYEES

  As of February 18, 1998, the Company's health care and related services operations employed approximately 1,600 full-time employees and 3,400 part-time employees and the Company's paramedical testing operation employed approximately 350 full-time employees. The paramedical testing operations also utilize the services of over 5,000 part-time independent contractors.

ENVIRONMENTAL MATTERS

  Medical facilities are subject to a wide variety of federal, state and local environmental and occupational health and safety laws and regulations, such as air and water quality control requirements, waste management requirements and requirements for training employees in the proper handling and management of hazardous materials and wastes. The typical branch office facility operations include, but are not limited to, the handling, use, storage, transportation, disposal and/or discharge of hazardous, toxic, infectious, flammable and other hazardous materials, waste, pollutants or contaminants. These activities may result in injury to individuals or damage to property or the environment and may result in legal liability, damages, injunctions, fines, penalties or other governmental agency actions. The Company is not aware of any pending or threatening claim, investigation or enforcement action regarding environmental issues which, if determined adversely to the Company, would have a material adverse effect upon the capital expenditures, earnings, or competitive position of the Company.

PROPERTIES

  The Company's principal executive offices are located in Norcross, Georgia and consist of approximately 60,000 square feet of office space. The lease term on the facility expires in 2008. The Company's health care operations include 131 branch offices in 29 states and the District of Columbia. Branch offices typically are located in office parks or complexes and average approximately 2,500 square feet. Generally, each health care facility is a combination warehouse and office. Lease terms on branch offices are generally three years or less. The Company's paramedical testing division maintains its corporate operations in Walnut Creek, California in approximately 4,500 square feet of leased space. The paramedical testing division also maintains regional service centers in Dallas, Texas, Kansas City, Kansas, and Minneapolis, Minnesota. The division has over 200 testing field offices located in all 50 states, Puerto Rico and Guam. The lease terms on these facilities generally are three years or less. The Company believes that its current facilities are suitable for and adequate to support the level of its present operations.

POTENTIAL LIABILITY AND INSURANCE

  In recent years, physicians, hospitals and other participants in the health care industry have become subject to an increasing number of lawsuits alleging malpractice, product liability or related legal theories, many of which involve large claims and significant defense costs. The Company currently maintains liability insurance intended to cover any claims. This insurance coverage is provided under a "claims-made" policy which provides, subject to the terms of the policy, coverage for certain claims made against the Company during the term of the policy and does not provide coverage for losses occurring during the term of the policy for which a claim is made subsequent to the termination of the policy. There can be no assurance that the coverage limits of the Company's insurance policies will be adequate. In addition, while the Company has been able to obtain liability insurance in the past, such insurance varies in cost, is difficult to obtain and may not be available in the future on acceptable terms or at all.

  The Company is also subject to accident claims arising out of the normal operation of its fleet of vans and small trucks and maintains insurance intended to cover these claims. The Company also is named as an additional insured in the product liability policies maintained by certain manufacturers of health care equipment utilized by the Company in connection with its business and operations. A successful claim against the Company in excess of the insurance coverage could have a material adverse effect upon the Company's business. Claims against the Company, regardless of their merits or eventual outcome, also may have a material adverse effect upon the Company's reputation and business.

LEGAL PROCEEDINGS

  The Company is subject to certain claims and lawsuits, the outcomes of which are not determinable at this time. In the opinion of management, it is unlikely that any liability that might be incurred upon the resolution of these claims and lawsuits will, individually or in the aggregate, have a material adverse effect on the consolidated financial condition or results of operations of the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information as of February 24, 1998, with respect to the directors and executive officers of the Company.

NAME                                 AGE                     POSITION
----                                 ---                     --------
Joseph D. Sansone(1)................  54 Chairman of the Board of Directors, President
                                         and Chief Executive Officer
Stephen M. Mengert..................  48 Senior Vice President, Chief Financial Officer,
                                         Secretary and Treasurer
Susan E. Dignan.....................  45 Assistant Secretary and General Counsel
Charles P. Gaetano..................  46 Senior Vice President of Development
James R. Henderson..................  52 Senior Vice President of Operations
Michael J. Finn(1)..................  48 Director
Adam O. Holzhauer(1)................  51 Director
Robert P. Pinkas(2).................  44 Director
Irving S. Shapiro(2)................  81 Director
Richard S. Smith(1)(2)..............  62 Director

--------
(1) Member of the Audit Committee of the Board of Directors.
(2) Member of the Compensation Committee of the Board of Directors.

  Joseph D. Sansone has been Chairman of the Board of Directors, President and Chief Executive Officer of the Company since its formation in 1989. From September 1987 until the formation of the Company, Mr. Sansone was President of Ambulatory Services of America, Inc. ("ASA"), a wholly owned subsidiary of Charter Medical Corporation, the Company's former parent. Prior to joining Charter Medical, Mr. Sansone was employed by American Medical International, Inc. ("AMI"). From 1985 to 1987, he served as Vice President of AMI Home Health Equipment Centers, a division of AMI specializing in durable medical equipment sales and rentals.

  Stephen M. Mengert has been Senior Vice President, Chief Financial Officer, Secretary and Treasurer of the Company since July 1996. Prior to joining the Company, Mr. Mengert was Senior Vice President and Chief Financial Officer of Arbor Health Care Company from November 1995 to July 1996. From July 1990 until joining Arbor Health Care Company, Mr. Mengert was employed in a similar capacity at Rehability Corporation.

  Susan E. Dignan has been Assistant Secretary and General Counsel of the Company since 1996. Prior to joining the Company, Ms. Dignan was an attorney with the law firm of Long Aldridge & Norman LLP from 1993 until 1996.

  Charles P. Gaetano has served as the Company's Senior Vice President of Development since March 31, 1995, when the Company acquired PPI. Mr. Gaetano previously served as Chief Executive Officer of Pediatric Partners, Inc. from 1990 to 1995.

  James R. Henderson joined ASA in 1987 as a Senior Regional Director and in 1989 became a Divisional Vice President of the Company. In 1996, Mr. Henderson became Senior Vice President of Operations of the Company. From 1985 until joining ASA, Mr. Henderson was Director of Operations and President of Healthfocus Medical Equipment, Inc. in Houston, Texas, a wholly-owned subsidiary of Healthfocus, Inc.

  Michael J. Finn has been a director of the Company since 1989. He has been a General Partner of Brantley Venture Partners, L.P., a venture capital firm based in Cleveland, Ohio, since May 1995. Mr. Finn served from 1987 until May 1995 as Vice President, Venture Capital and Emerging Growth for Sears Investment Management Co. and during his tenure headed the Venture Capital Group for the firm. Previously, Mr. Finn was

Deputy Director of the Bureau of Investments, Michigan Department of Treasury. In this capacity, Mr. Finn headed the Venture Capital Group. Mr. Finn also is a director of Medirisk, Inc., Silvon Software and The Rhomas Group.

  Adam O. Holzhauer has been a director of the Company since 1989. He is Chairman of the Board and Chief Executive Officer of Royale Healthcare, Inc., a hospital management company which he founded in 1988. Mr. Holzhauer also is President of Adam Holzhauer, Inc., a private investment company. From 1985 until 1994, Mr. Holzhauer served as President of Master Ventures, Inc., a division of Master Collectors, which provides accounts receivable management and collection services for health care providers, government agencies, major retailers, banks and national credit card companies.

  Robert P. Pinkas has been a director of the Company since 1989. He is a General Partner of Brantley Venture Partners, L.P., a venture capital firm based in Cleveland, Ohio, of which he was the founding partner in 1987. Mr. Pinkas has been a director, officer and investor in several early stage technology businesses since 1981, including Quad Systems Corporation, Medirisk, Inc., Waterlink, Inc. and Brantley Capital Corporation. He currently serves as Chairman of the Board of Gliatech, Inc.

  Irving S. Shapiro has been a director of the Company since 1992. He has been Of Counsel to the law firm Skadden, Arps, Slate, Meagher & Flom, LLP in Wilmington, Delaware, since 1990, and from 1981 to 1990 was a partner of that firm. Prior to joining Skadden, Arps, Slate, Meagher & Flom, LLP, Mr. Shapiro was Chairman of the Board and Chief Executive Officer of E. I. du Pont de Nemours & Company. Mr. Shapiro currently serves as director of AEA Investors Inc., Gliatech, Inc. and J. P. Morgan Florida Savings Bank. He also serves as a trustee of the Howard Hughes Medical Institute and Chairman of the Board of Sola International, Inc. and Marvin & Palmer Associates, Inc.

  Richard S. Smith has been a director of the Company since 1993. He has been President of Ventex Management, Inc. or its predecessors since 1987. Ventex Management, Inc. is the general partner of Ventex Partners, Ltd., an investment partnership located in Houston, Texas. Mr. Smith currently serves as a director of several private corporations.

                        DESCRIPTION OF CREDIT AGREEMENT

  On August 13, 1997, the Company entered into a syndicated revolving credit agreement through Pediatric Services of America, Inc. a Georgia corporation and wholly-owned subsidiary of the Company (the "Borrower") to borrow up to $100.0 million in borrowings, with a $10.0 million sublimit for letters of credit, and a $5.0 million sublimit for short-term swing loans. The Credit Agreement, as amended, which was arranged by NationsBank, N.A., as administrative agent, will terminate on August 13, 2002 unless extended by the consent of each of the lenders. Proceeds of the Credit Agreement initially were used to refinance certain existing indebtedness of the Company and are available on an ongoing basis for working capital and other corporate purposes, including acquisitions. Letters of Credit issued under the Credit Agreement may be used only for, or in connection with, appeal bonds, reimbursement obligations arising in connection with surety and reclamation bonds, reinsurance, domestic or international trade transactions and other purposes in the ordinary course of business.

  Under the terms of the Credit Agreement, borrowings bear interest at the option of the Company either at NationsBank's prime rate (8.5% at February 23, 1998) or at LIBOR plus a specified percentage, which percentage is determined and adjusted quarterly based upon the consolidated leverage ratio of the Company and its consolidated subsidiaries (currently LIBOR plus 1.625%). The obligations of the Borrower under the Credit Agreement are guaranteed by the Company and its direct and indirect subsidiaries, and are secured by a pledge of the capital stock and equity interests in certain of the Company's direct and indirect subsidiaries.

  As of December 31, 1997, the Company had $86 million of borrowings (including letters of credit) outstanding under the Credit Agreement.

  The Credit Agreement contains certain customary terms and provisions, including limitations on the Company with respect to the incurrence of additional debt, liens, consolidations, mergers, leases, sales, dispositions, or purchases of assets, capital expenditures, advances, loans and investments, transactions with affiliates, changes in fiscal year, prepayment, repayment or refinancing of existing debt (other than with respect to the Non-Qualified Plan and permitted intercompany debt), sale/leasebacks, and further negative pledges.

  The Company also is prohibited from (i) declaring, paying or making any dividend or distribution, direct or indirect, on account of any shares of any class of stock (other than (x) dividends payable solely in shares of the same class of stock to holders of that class or (y) dividends payable to certain subsidiaries), (ii) making or permitting any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of stock, or (iii) making or permitting any payment to retire or to obtain the surrender of any outstanding warrants, options or other rights to acquire shares of any class of stock (any of the foregoing, a "Restricted Payment"). Notwithstanding the foregoing restrictions, the Company is permitted to make Restricted Payments with respect to the Non-Qualified Plan, and Restricted Payments may be made to the extent that no Default or Event of Default under the Credit Agreement exists immediately prior or will exist after giving effect to such Restricted Payment on a pro forma basis.

  In addition, the Credit Agreement contains certain financial covenants related to the performance of the Company and its consolidated subsidiaries, including consolidated fixed charge coverage and leverage ratios and a consolidated net worth covenant.

  The Company also entered into the Revolving Note whereby NationsBank, N.A. agreed to advance the Company up to $10.0 million on a revolving credit basis provided availability under the Credit Agreement has been exhausted. The Revolving Note was closed on February 26, 1998 and terminated on the consummation of the offering of the Old Notes.

  The Company used the net proceeds of the offering of the Old Notes to repay indebtedness outstanding under the Credit Agreement, including payment in full of any amounts outstanding under the Revolving Note.

                           DESCRIPTION OF NEW NOTES

  The New Notes will be, and the Old Notes were, issued pursuant to the Indenture (the "Indenture") between the Company, the Guaranteeing Subsidiaries and SunTrust Bank, Atlanta, a Georgia banking corporation, as trustee (the "Trustee"), in a private transaction that was not subject to the registration requirements of the Securities Act. For purposes of the following summary, the Old Notes and the New Notes shall be collectively referred to as the "Notes." The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA. The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Capitalized terms that are used but not otherwise defined below under the caption "--Certain Definitions" have the meaning assigned to them in the Indenture, and such definitions are incorporated herein by reference. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and is available as set forth under "Additional Information." The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions."

GENERAL

  The Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company. See "Subordination." The Notes will be guaranteed, jointly and severally, on a senior subordinated basis by the Guaranteeing Subsidiaries. The Subsidiary Guarantees will be subordinated in right of payment to all existing and future Senior Debt of the Guaranteeing Subsidiaries, including the obligations of the Guaranteeing Subsidiaries under the Credit Agreement. See "Subsidiary Guarantees." At December 31, 1997, on a pro forma basis (giving effect to the offering of the Old Notes and the application of the net proceeds therefrom), the Company had approximately $20.1 million of Senior Debt outstanding.

  Restrictions in the Indenture on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to make Asset Sales, to enter into transactions with Affiliates and to enter into mergers, consolidations or sales of all or substantially all of its assets, may make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Although such restrictions cover a wide variety of arrangements which traditionally have been used to effect highly leveraged transactions, the Indenture may not afford holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

  As of the date of the Indenture, all of the Company's Subsidiaries were Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

PRINCIPAL, MATURITY AND INTEREST

  The Notes will be limited in aggregate principal amount to $100 million and will mature on April 15, 2008. The Indenture provides for the issuance of up to $25 million aggregate principal amount of additional notes having identical terms and conditions to the Notes offered hereby subject to compliance with the covenants contained in the Indenture. Any issuance of additional notes would be subject to the covenant described under "--Certain Covenants-- Incurrence of Indebtedness and Issuance of Preferred Stock." Any additional notes will be part of the same issue as the Notes and will vote on all matters with the Old Notes and New Notes. For purposes of this "Description of New Notes," reference to the Notes includes any additional notes issued pursuant to the Indenture. Interest on the Notes will accrue at the rate of 10% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 1998, to Holders of record on the immediately preceding April 1 and October 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Holders of the New Notes will receive interest on October 15, 1998 from the date of initial issuance of the New Notes, plus an amount equal to the accrued interest on the Old Notes from the date of initial issuance thereof to the date of exchange thereof pursuant to the Exchange Offer. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of New Notes in exchange therefor. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, interest and Liquidated Damages (as defined in "Registration Rights; Liquidated Damages"), if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBSIDIARY GUARANTEES

  The Company's payment obligations under the Notes will be jointly and severally guaranteed (the "Subsidiary Guarantees") by the Guaranteeing Subsidiaries. Guaranteeing Subsidiaries include each of the Subsidiaries of the Company in existence on the date of the Indenture and any future Restricted Subsidiaries and their respective successors and assigns. The Subsidiary Guarantee of each Guaranteeing Subsidiary will be subordinated to the prior payment in full of all existing and future Senior Debt of such Guaranteeing Subsidiary on substantially the same terms as the Notes are subordinated to the Senior Debt of the Company. The obligations of each Guaranteeing Subsidiary under its Subsidiary Guarantee will provide that they will be limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk Factors--Fraudulent Conveyance; Preferential Transfer."

  The Indenture provides that no Guaranteeing Subsidiary may consolidate with or merge with or into (whether or not such Guaranteeing Subsidiary is the surviving Person), another Person, whether or not affiliated with such Guaranteeing Subsidiary, unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guaranteeing Subsidiary) assumes all the obligations of such Guaranteeing Subsidiary under the Notes and the Indenture pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; (iii) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), the Consolidated Net Worth of the Guaranteeing Subsidiary or the surviving entity, as the case may be, is at least equal to the Consolidated Net Worth of the Guaranteeing Subsidiary immediately before such transaction or series of transactions; and (iv) the Company would be permitted by virtue of the Company's pro forma Fixed Charge Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock." The foregoing will not prohibit a merger between a Guaranteeing Subsidiary and another Guaranteeing Subsidiary or a merger between a Guaranteeing Subsidiary and the Company.

  The Indenture provides that in the event of a sale or other disposition of all or substantially all of the assets of any Guaranteeing Subsidiary, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Guaranteeing Subsidiary, then such Guaranteeing Subsidiary (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Guaranteeing Subsidiary) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guaranteeing Subsidiary) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "--Asset Sales."

SUBORDINATION

  The payment of all Obligations on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash or Cash Equivalents of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

  Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company, or in a bankruptcy, reorganization, insolvency, receivership or any such proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not such interest is in an allowed claim under applicable law) before the Holders of Notes will be entitled to receive any payment with respect to the Notes. Until all Obligations with respect to Senior Debt are paid in full in cash or Cash Equivalents, any distribution to which the Holders of Notes would otherwise be entitled shall be made to the holders of Senior Debt (except that Holders of Notes may receive (i) Permitted Junior Securities and any other Permitted Junior Securities issued in exchange for any Permitted Junior Securities and (ii) payments made from the trust described under "Legal Defeasance and Covenant Defeasance").

  The Company also may not make any payment upon or in respect of the Notes (except in such Permitted Junior Securities, Permitted Junior Securities issued in exchange for such Permitted Junior Securities or from the trust described under "Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the holders of any Designated Senior Debt. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage may be commenced unless and until (i) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, Liquidated Damages, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 90 days.

  The Indenture further requires that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

  As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of the Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. See "Risk Factors--Subordination."

OPTIONAL REDEMPTION

  Except as provided in the next paragraph, the Notes will not be redeemable at the Company's option prior to April 15, 2003. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, together, with accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

     YEAR                                                             PERCENTAGE
     ----                                                             ----------
     2003............................................................  105.000%
     2004............................................................  103.333%
     2005............................................................  101.667%
     2006 and thereafter.............................................  100.000%

  Notwithstanding the foregoing, at any time prior to April 15, 2001, the Company on one or more occasions may redeem up to $18,750,000 aggregate principal amount of Notes with the net proceeds of one or more public offerings of common stock of the Company at a redemption price of 110% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable date of redemption; provided that at least $56,250,000 aggregate principal amount of the Notes remain outstanding immediately after the occurrence of each such redemption.

MANDATORY REDEMPTION

  Except as set forth below under "Repurchase at the Option of Holders," the Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

 Change of Control

  Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-l under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

  On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

  The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

  The Credit Agreement prohibits the Company from purchasing any Notes, and also provides that certain change of control events (including a Change of Control under the Indenture) with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes. See "Risk Factors--Potential Inability to Effect a Change of Control Offer or an Asset Sale Offer."

  The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

  The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as whole. There is no precisely established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group is uncertain.

 Asset Sales

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or, in the case of liabilities of a Restricted Subsidiary, the Subsidiary Guarantee of such Subsidiary) that are assumed by the transferee of any such assets and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days after receipt, shall be deemed to be cash for purposes of this provision.

  Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to repay Senior Debt or Pari Passu Indebtedness (provided that if the Company shall so reduce Pari Passu Indebtedness, it will equally and ratably make an Asset Sale Offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders) and/or (b) to an investment in another business, the making of a capital expenditure or the acquisition of other tangible assets, product distribution rights or intellectual property or rights thereto, in each case, in a line of business permitted by the covenant described in "Line of Business." Pending the final application of any such Net Proceeds, the Company may temporarily reduce borrowings under the Credit Agreement or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." The Indenture provides that when the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will (i) make an offer to all Holders of Notes and (ii) prepay, purchase or redeem (or make an offer to do so) any other Pari Passu Indebtedness of the Company in accordance with provisions (if any) requiring the Company to prepay, purchase or redeem such Indebtedness with the proceeds from any asset sales (or offer to do so), pro rata in proportion to the respective principal amounts (or accreted value, as applicable) of the Notes and such other Indebtedness required to be prepaid, purchased or redeemed or tendered for pursuant to such offer (an "Asset Sale Offer"), to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture.

  The Credit Agreement prohibits the Company from purchasing any Notes and also provides that certain change of control events with respect to the Company (including a Change of Control under the Indenture) and certain asset sales will constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs or the Company is required to make an Asset Sale Offer at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of the Notes. See "Risk Factors--Subordination."

SELECTION AND NOTICE

  If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate; provided that no Notes with a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new
Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption.

CERTAIN COVENANTS

 Restricted Payments

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution (including in connection with any merger or consolidation) on account of any Equity Interests of the Company or any of its Restricted Subsidiaries (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Wholly Owned Restricted Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company, any of its Restricted Subsidiaries or any other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Restricted Subsidiary of the Company); (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated in right of payment to the Notes or a Subsidiary Guarantee, except at the original final maturity thereof or in accordance with the scheduled mandatory redemption or repayment provisions set forth in the original documentation governing such Indebtedness (but not pursuant to any mandatory offer to repurchase upon the occurrence of any event); or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

    (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

    (b) the Company would be able to incur at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio in the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant; and

    (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii), (v), (vi) and (ix) of the next succeeding paragraph), is less than the sum of (1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus (2) 100% of the aggregate net cash proceeds received by the Company from contributions of capital or the issue or sale since the date of the Indenture of Equity Interests of the Company or the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion of debt securities of the Company into Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (3) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash (other than to the Company or a Restricted Subsidiary), the cash return of capital with respect to such Restricted Investment equal to the amount of the original Investment

  (less the cost of disposition, if any); provided, however, that no cash proceeds received by the Company from the issue or sale of any Equity Interests issued by the Company will be counted in determining the amount available for Restricted Payments under this clause (c) to the extent such proceeds were used: to redeem, repurchase, retire or acquire any Equity Interests of the Company pursuant to clause (ii) of the next succeeding paragraph; to defease, redeem or repurchase any subordinated Indebtedness pursuant to clause (iii) of the next succeeding paragraph; or to purchase, redeem or acquire any shares of Capital Stock of the Company or options on such shares pursuant to clause (iv) of the next succeeding paragraph.

  The foregoing provisions will not prohibit any or all of the following (each and all of which: (1) constitutes an independent exception to the foregoing provisions and (2) may occur in addition to any action permitted to occur under any other exception): (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the net proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(2) of the preceding paragraph; (iii) the defeasance, redemption or repurchase of subordinated Indebtedness with the net proceeds from an incurrence of Permitted Refinancing Indebtedness or the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(2) of the preceding paragraph; (iv) the funding of loans (but not including the forgiveness of any such loan) to executive officers, directors or shareholders for relocation loans, bonus advances and other purposes consistent with past practices or the purchase, redemption or other acquisition for value of shares of Capital Stock of the Company (other than Disqualified Stock) or options on such shares held by the Company's or the Restricted Subsidiaries' officers or employees or former officers or employees (or their estates or trusts or beneficiaries under their estates or trusts for the benefit of such beneficiaries) upon the death, disability, retirement or termination of employment of such current or former officers or employees pursuant to the terms of an employee benefit plan or any other agreement pursuant to which such shares of Capital Stock or options were issued or pursuant to a severance, buy-sell or right of first refusal agreement with such current or former officers or employees provided that the aggregate amount of any such loans funded and cash consideration paid, or distributions made, pursuant to this clause (iv) does not in any one fiscal year exceed $1.0 million; (v) the payment of dividends by a Restricted Subsidiary on any class of common stock of such Restricted Subsidiary if such dividend is paid pro rata to all holders of such class of common stock; (vi) the repurchase of any class of common stock of a Restricted Subsidiary if such repurchase is made pro rata with respect to such class of common stock; (vii) any other Restricted Payment (other than (A) a dividend or other distribution on account of any Equity Interests of the Company or any of its Restricted Subsidiaries and (B) a purchase, redemption or other acquisition of any Equity Interests of the Company, any of its Restricted Subsidiaries or any Affiliate of the Company) if the amounts thereof, together with all other Restricted Payments made pursuant to this clause since the date of the Indenture, shall not exceed $10.0 million, (viii) Permitted ChoicePoint Payments and (ix) the redemption, repurchase or other acquisition of Notes.

  The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary; provided, however, that (i) no Default or Event of Default shall have occurred and be continuing or would arise therefrom, (ii) such designation, when considered as an Investment as described in the next sentence, is at that time permitted under the covenant described under "Restricted Payments" and (iii) immediately after giving effect to such designation, the Company would be able to incur at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio in the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant. All such outstanding Investments will be deemed to constitute Restricted Investments in an amount equal to the greater of (i) the net book value of such Investments at the time of such designation and (ii) the fair market value of such Investments at the time of such designation. Such designation will only be permitted if under the terms of the

Indenture such Restricted Investment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

  Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations shall be based upon the Company's latest available financial statements.

 Incurrence of Indebtedness and Issuance of Preferred Stock

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur, contingently or otherwise, any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company and its Guaranteeing Subsidiaries may incur Indebtedness (including Acquired Debt) and the Company may issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock issued would have been at least (x) 2.0 to 1 if such incurrence or issuance occurs on or before March 31, 2001, or (y) 2.25 to 1 if such incurrence or issuance occurs at any time thereafter, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

  The foregoing provisions do not apply to any of the following (each and all of which: (1) may be issued or incurred, (2) constitute an independent exception to the foregoing provisions and (3) may be incurred in addition to any other Indebtedness permitted to be incurred under any other exception):
(i) the incurrence by the Company or any Guaranteeing Subsidiary of Indebtedness and letters of credit pursuant to the Credit Facility in an aggregate principal amount at any one time outstanding not exceeding $100.0 million (A) less the aggregate amount of all mandatory repayments (a "Mandatory Repayment") permanently reducing the principal of any term Indebtedness under the Credit Facility that has been made since the date of the Indenture (or which would otherwise have been required to have been made but for the fact that a prior optional repayment has been made permanently reducing the principal of any term Indebtedness under the Credit Facility) pursuant to the amortization schedule of the Credit Facility (other than any Mandatory Repayment made concurrently with refinancing or refunding of the Credit Facility) and (B) less the aggregate amount of all Net Proceeds of Asset Sales applied pursuant to clause (a) of the first sentence of the second paragraph under the covenant entitled "Asset Sales" to permanently reduce Indebtedness (and, in the case of revolving Indebtedness, the commitments) under the Credit Facility or to cash collateralize letters of credit and permanently reduce commitments with respect to revolving Indebtedness under the Credit Facility; provided that the amount of Indebtedness permitted to be incurred pursuant to the Credit Facility in accordance with this clause (i) shall be in addition to any Indebtedness permitted to be incurred pursuant to the Credit Facility or otherwise in reliance on, and in accordance with, clause (vii) below; (ii) the incurrence by the Company and any Guaranteeing Subsidiary of Indebtedness represented by the Notes offered hereby (and excluding any additional notes issued pursuant to the Indenture) and any Subsidiary Guarantee; (iii) Existing Indebtedness; (iv) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture; (v) the incurrence by the Company or any of its Wholly Owned Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries; provided, however, that (a) any subsequent issuance or transfer (other than for security purposes) of Equity Interests and (b) any subsequent sale or other transfer (including for security purposes other than to secure Indebtedness permitted to be incurred pursuant to clause (i) of this paragraph) of such Indebtedness, in each case, that results in any such Indebtedness being held by a Person other than the Company or any of its Wholly Owned Restricted Subsidiaries shall be deemed to constitute an incurrence of such Indebtedness by the Company or such Wholly Owned Restricted Subsidiary, as the case may be; (vi) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging (a) interest rate risk with respect to any floating rate Indebtedness of such Person so long as such floating rate Indebtedness is permitted by the terms of the Indenture to be outstanding or (b) exchange rate risk with respect to agreements or indebtedness of such Person payable or denominated in a currency other than U.S. dollars; (vii) the incurrence by the Company and any Guaranteeing Subsidiary of Indebtedness in an aggregate principal amount at any time outstanding not to exceed $15.0 million; and (viii) Obligations in respect of performance and surety bonds provided by the Company or any Guaranteeing Subsidiary in the ordinary course of business.

 Sale and Leaseback Transactions

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company and any Guaranteeing Subsidiary may enter into a sale and leaseback transaction if (i) the Company or such Guaranteeing Subsidiary could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant "Incurrence of Indebtedness and Issuance of Preferred Stock," (ii) the Lien to secure such Indebtedness does not extend to or cover any assets of the Company or such Guaranteeing Subsidiary other than the assets which are the subject of the sale leaseback transaction, (iii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors of the Company and set forth in an Officers' Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction and (iv) the transfer of assets in such sale and leaseback transaction is permitted by, and the proceeds of such transaction are applied in compliance with, the covenant "Asset Sales."

 Liens

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) securing any Obligations on any property or asset now owned or hereafter acquired, or on any income or profits therefrom or assign or convey any right to receive income therefrom, unless the Notes, and the Subsidiary Guarantees, as applicable, are either (i) secured by a Lien on such property, assets, income or profits that is senior in priority to the Lien securing such other Obligations, if such other Obligations are subordinated in right of payment to the Notes and/or the Subsidiary Guarantees or (ii) equally and ratably secured by a Lien on such property, assets, income or profits with the Lien securing such other Obligations, if such other Obligations are pari passu in right of payment to the Notes and/or the Subsidiary Guarantees.

 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or consensual restriction on the ability of any Restricted Subsidiary to: (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or (b) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries; (ii) make loans or advances to the Company or any of its Restricted Subsidiaries; or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness, as in effect on the date of the Indenture; (b) any Credit Facility; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive in the aggregate than those contained in the Credit Agreement, as in effect on the date of the Indenture; (c) the Indenture and the Notes; (d) applicable law; (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries, as in effect at the time of acquisition (except to the extent such Indebtedness was incurred in connection with, or in contemplation of, such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

provided that in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred; (f) customary non-assignment provisions in leases and other agreements entered into in the ordinary course of business and consistent with past practices; (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired; (h) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive in the aggregate than those contained in the agreements governing the Indebtedness being refinanced; or (i) an agreement that has been entered into for the sale or disposition of all or substantially all of the Equity Interests or property or assets of a Restricted Subsidiary; provided that such restrictions are limited to the Restricted Subsidiary that is the subject of such agreement.

 Merger, Consolidation or Sale of Assets

  The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), the Consolidated Net Worth of the Company or the surviving entity, as the case may be, is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or series of transactions; (iii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee; (iv) immediately after such transaction, no Default or Event of Default exists; and (v) the Company or the Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made will, at the time of such transaction after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock." The foregoing does not prohibit a consolidation or merger between the Company and a Wholly Owned Restricted Subsidiary, the transfer of all or substantially all of the properties or assets of the Company to a Wholly Owned Restricted Subsidiary or the transfer of all or substantially all of the properties or assets of a Wholly Owned Restricted Subsidiary to the Company; provided that if the Company is not the surviving entity of such transaction or the Person to which such transfer is made, the surviving entity or the Person to which such transfer is made shall comply with clause (iii) of this paragraph.

 Transactions with Affiliates

  The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or such Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person, (ii) if such Affiliate Transaction involves aggregate consideration in excess of $2.0 million, the Company delivers to the Trustee a resolution of the Board of Directors of the Company set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and such Affiliate Transaction is approved by a majority of the disinterested members of the Board of Directors of the Company and (iii) if such Affiliate Transaction involves aggregate consideration in excess of $5.0 million, the Company delivers to the Trustee an opinion as to the fairness of such Affiliate Transaction from a financial point-of-view issued by an investment bank or accounting firm of national standing, provided, however, that (a) any employment, consulting or similar agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary,
(b) transactions between or among the Company and/or its Restricted Subsidiaries, (c) payment of employee benefits, including wages, salary, bonuses, retirement plans and stock options, and director fees in the ordinary course of business, and (d) Restricted Payments permitted by the provisions of the Indenture described above under clauses (i), (iv), (v), (vi), (vii),
(viii) of the second paragraph of the covenant entitled "Restricted Payments," in each case, shall not be deemed Affiliate Transactions.

 Anti-Layering

  The Indenture provides that (i) the Company will not incur, create, issue, assume, guarantee, or otherwise become liable for any Indebtedness that is both (a) subordinate or junior in right of payment to any Senior Debt and (b) senior in any respect in right of payment to the Notes and (ii) no Guaranteeing Subsidiary will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is both (a) subordinate or junior in right of payment to its Senior Debt and (b) senior in any respect in right of payment to its Subsidiary Guarantee.

 Line of Business

  The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Health Care Related Business; provided, however, that the Company will not be deemed to be in violation of this covenant so long as the Company does not derive any material portion of its consolidated revenues or Consolidated EBITDA from a business that is not a Health Care Related Business.

 Reports

  The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its Restricted Subsidiaries and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, from and after the consummation of the Exchange Offer or the effectiveness of the Shelf Registration Statement, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company and the Guaranteeing Subsidiaries have agreed that, for so long as any Notes remain outstanding, they will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

  The Indenture provides that each of the following constitutes an Event of
Default:

    (i) default for 30 days in the payment when due of interest or Liquidated Damages, if any, with respect to the Notes (whether or not prohibited by the subordination provisions of the Indenture);

    (ii) default in payment when due of principal or premium, if any, on the Notes at maturity, upon redemption or otherwise (whether or not prohibited by the subordination provisions of the Indenture);

    (iii) failure by the Company or any Guaranteeing Subsidiary for 30 days after receipt of notice from the Trustee or Holders of at least 25% in principal amount of the Notes then outstanding to comply with the provisions described under the covenants entitled "Change of Control," "Asset Sales," "Sale and Leaseback Transactions," "Restricted Payments," "Incurrence of Indebtedness and Issuance of Preferred Stock" or "Merger, Consolidation or Sale of Assets;"

    (iv) failure by the Company or any Guaranteeing Subsidiary for 60 days after notice from the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding to comply with its other agreements in the Indenture or the Notes;

    (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default (A)(i) is caused by a failure to pay when due at final stated maturity (giving effect to any grace period related thereto) principal of such Indebtedness (a "Payment Default") or (ii) results in the acceleration of such Indebtedness prior to its express maturity and (B) in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been accelerated as a result of any matter contemplated in clause (v)(A)(i) or (v)(A)(ii), aggregates $7.5 million or more;

    (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments (to the extent not covered by insurance or as to which the insurer has not acknowledged coverage in writing) aggregating in excess of $7.5 million, which judgments are not paid, fully bonded, discharged or stayed within 60 days after their entry;

    (vii) certain events of bankruptcy or insolvency with respect to the Company or any Restricted Subsidiary of the Company that is a Significant Subsidiary or group of Restricted Subsidiaries of the Company that together, would constitute a Significant Subsidiary; and

    (viii) the termination of the Subsidiary Guarantee(s) of either a Guaranteeing Subsidiary that is a Significant Subsidiary or group of Guaranteeing Subsidiaries that together constitute a Significant Subsidiary for any reason not permitted by the Indenture, or the denial of any Person acting on behalf of any such Guaranteeing Subsidiary or group of Guaranteeing Subsidiaries of its Obligations under any such Subsidiary Guarantee(s).

  To the extent that the last day of the period referred to in clauses (i),
(iii), (iv) or (vi) of the immediately preceding paragraph is not a Business Day, then the first Business Day following such day shall be deemed to be the last day of the period referred to in such clauses. Any "day" will be deemed to end as of 11:59 p.m., New York City time.

  If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the Credit Facility, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Facility or five Business Days after receipt by the Company and the Representative under the Credit Facility of such Acceleration Notice but only if such Event of Default is then continuing. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.

  The Holders of a majority in aggregate principal amount of the Notes then outstanding, by notice to the Trustee, may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest or premium on, or principal of, the Notes. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in such Holders' interest.

  The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No director, officer, employee, incorporator or stockholder of the Company or any Guaranteeing Subsidiary, as such, shall have any liability for any obligations of the Company under the Notes, any Subsidiary Guarantee or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Subsidiary. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have all obligations of the Company and the Guaranteeing Subsidiaries discharged with respect to the outstanding Notes and the Subsidiary Guarantees ("legal defeasance"). Such legal defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (a) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages, if any, on the Notes when such payments are due, or on the redemption date, as the case may be, (b) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (c) the rights, powers, trust, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (d) the legal defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guaranteeing Subsidiaries released with respect to certain covenants that are described in the Indenture ("covenant defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either legal defeasance or covenant defeasance, the Company must, among other things, irrevocably deposit with the Trustee, in trust for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants selected by the Trustee, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable optional redemption date, as the case may be.

TRANSFER AND EXCHANGE

  A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

  The registered Holder of a Note will be treated as the owner of it for all purposes.


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

AMENDMENT, SUPPLEMENT AND WAIVER

  Except as provided in the next two succeeding paragraphs, the Indenture, the Notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture, the Notes or the Subsidiary Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

  Without the consent of each Holder affected, however, an amendment or waiver may not (with respect to any Note held by a non-consenting Holder): (i) reduce the principal amount of Notes; (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes or any change of control offer; (iii) reduce the rate of or change the time for payment of interest or Liquidated Damages on any Notes; (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration); (v) make any Note payable in money other than that stated in the Notes; (vi) waive a redemption or repurchase payment with respect to any Note; or (vii) make any change in the foregoing amendment and waiver provisions. Notwithstanding the foregoing, the provisions with respect to Asset Sales may be amended or supplemented with the consent of the Holders of at least two-thirds in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes). In addition, any amendment to the provisions of Article 10 of the Indenture (which relate to subordination) will require the consent of the Holders of at least 75% in aggregate amount of Notes then outstanding if such amendment would adversely affect the rights of Holders of Notes. In addition, any amendment to the subordination provisions of the Indenture shall require the consent of the requisite lenders under the Credit Facility and, if such amendment would adversely affect the rights of the Holders of the Notes, of the Holders of at least 75% in aggregate amount of the Notes then outstanding.

  Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company, the Guaranteeing Subsidiaries and the Trustee may amend or supplement the Indenture, the Subsidiary Guarantees or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or a Guaranteeing Subsidiary's obligations to Holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA or to allow any Guaranteeing Subsidiary to guarantee the Notes.

CONCERNING THE TRUSTEE

  The Indenture contains certain limitations on the rights of the Trustee, should the Trustee become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company; however, if the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee or resign.

  The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

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

ADDITIONAL INFORMATION

  Anyone who receives this Prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to the Company, 310 Technology Parkway, Norcross, Georgia 30092, Attention: Susan E. Dignan, General Counsel.

BOOK-ENTRY, DELIVERY AND FORM

  Except as described in the next paragraph, the New Notes initially will be represented by a single permanent global certificate in definitive, fully registered form (the "Global Note"). The Global Note will be deposited on the date of issuance thereof with, or on behalf of, the Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC. The Global Note will be subject to certain restrictions on transfer set forth therein and will bear the legend regarding such restrictions set forth under the heading "Notice to Investors" herein.

  Notes (i) transferred to "foreign purchasers" (as defined in "Notice to Investors") or (ii) held by QIBs who elect to take physical delivery of their certificates instead of holding their interests through the Global Note (and which are thus ineligible to trade through DTC) (collectively referred to herein as the "Non-Global Purchasers") will be issued in registered form (the "Certificated Security"). Upon the transfer to a QIB of any Certificated Security initially issued to a Non-Global Purchaser, such Certificated Security will, unless the transferee requests otherwise or the Global Note has previously been exchanged in whole for Certificated Securities, be exchanged for an interest in the Global Note.

  The Global Note. The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the Global Note, DTC or its custodian will credit, on its internal system, the principal amount of Notes of the individual beneficial interests represented by such Global Note to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially were designated by or on behalf of the Initial Purchasers and ownership of beneficial interests in the Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. QIBs may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

  So long as DTC, or its nominee, is the registered owner or holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Notes.

  Payments of the principal of, premium (if any), and interest (including Liquidated Damages) on, the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

  The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest (including Liquidated Damages) on the Global Note, will credit participants accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

  Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in the Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

  DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Note for Certificated Securities, which it will distribute to its participants and which will be legended as set forth under the heading "Notice to Investors."

  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Certificated Securities. If DTC is at any time unwilling or unable to continue as a depositary for the Global Note and a successor depositary is not appointed by the Company within 90 days, Certificated Securities will be issued in exchange for the Global Note, which certificates will bear the legends referred to under the heading "Notice to Investors."

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of making any determination of any amount under any single definition set forth below, such determination shall be made without double counting of any item; provided that, with respect to the definition of "Fixed Charge Coverage Ratio" it shall not be deemed to be double counting if an item is included in the calculation of each of "Consolidated EBITDA" and "Fixed Charges."

  "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person merges with or into or becomes a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and not satisfied at or prior to the closing of such transaction, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition,

"control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

  "Asset Sale" means (i) the sale, lease, conveyance, or other disposition by the Company or any of its Restricted Subsidiaries of any assets (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business, and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries, in the case of clauses (i) and (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $2.0 million or (b) for net proceeds in excess of $2.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (ii) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (iii) a Restricted Payment that is permitted by the covenant described above under the covenant entitled "Restricted Payments," and (iv) the sale and leaseback of any assets within 90 days of the acquisition of such assets will not be deemed to be Asset Sales.

  "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

  "Capital Stock" means, (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock and (iii) in the case of a partnership, partnership interests (whether general or limited).

  "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank or trust company having capital and surplus in excess of $500 million, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. ("S&P") and in each case maturing within one year after the date of acquisition, (vi) investment funds investing 95% of their assets in securities of the types described in clauses (i)-(v) above, (vii) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P and
(vii) Indebtedness with a rating of "A" or higher from S&P or "A2" or higher from Moody's.

  "Change of Control" means the occurrence of any of the following: (i) any sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as defined in Section 13(d) of the Exchange Act) or "group" (as defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act);
(ii) the adoption of a plan for the liquidation or dissolution of the Company;
(iii) the Company consolidates with, or merges with or into, another "person" (as defined above) or "group" (as defined above), in a transaction or series of related transactions in which the Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any transaction where (A) the outstanding Voting Stock of the Company is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation and (B) either (1) the "beneficial owners" (as defined in Rule 13d-3 and 13d-5 under the Exchange Act) of the outstanding Voting Stock of the Company immediately prior to such transaction own beneficially, directly or indirectly through one or more Subsidiaries, not less than a majority of the total outstanding Voting Stock of the surviving or transferee corporation immediately after such transaction or (2) if, immediately prior to such transaction the Company is a direct or indirect Subsidiary of any other Person (each such other Person, the "Holding Company"), the "beneficial owners" (as defined above) of the outstanding Voting Stock of such Holding Company immediately prior to such transaction own beneficially, directly or indirectly through one or more Subsidiaries, not less than a majority of the outstanding Voting Stock of the surviving or transferee corporation immediately after such transaction; (iv) the consummation of any transaction or series of any related transactions (including, without limitation, by way of merger or consolidation) the result of which is that any "person" (as defined above) or "group" (as defined above), becomes the "beneficial owner" (as defined above) of more than 50% of the voting power of the Voting Stock of the Company; or (v) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors, or whose nomination for election by the stockholders of the Company, was approved by a vote of a majority of the directors of the Company who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

  "Consolidated EBITDA" means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, plus, to the extent deducted in computing Consolidated Net Income, (i) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, (ii) Consolidated Interest Expense of such Person for such period, (iii) depreciation and amortization (including amortization of goodwill and other intangibles) and all other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period and (iv) any extraordinary or non-recurring loss and any net loss realized in connection with either any Asset Sale or the extinguishment of Indebtedness, in each case, on a consolidated basis determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

  "Consolidated Interest Expense" means, with respect to any Person for any period, the interest expense of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (including amortization of original issue discount and deferred financing costs (except as set forth in the proviso to this definition), non-cash interest payments, the interest component of all payments associated with Capital Lease Obligations, net payments, if any, pursuant to Hedging Obligations and imputed interest with respect to Attributable Debt; provided, however, that in no event shall any amortization of deferred financing cost incurred on or prior to the date of the Indenture in connection with the Credit Agreement or any amortization of deferred financing costs incurred in connection with the issuance of the Notes be included in Consolidated Interest Expense).

  "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Restricted Subsidiary thereof in cash, (ii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be included, (iii) the cumulative effect of a change in accounting principles shall be excluded, (iv) the portion of net income of the Company and its Consolidated Subsidiaries allocable to investments in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by the Company or one of its Consolidated Subsidiaries shall be excluded and (v) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of Net Income is not, at the date of determination, permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary.

  "Consolidated Net Worth" means, with respect to any Person at any date, the consolidated stockholders' equity of such Person less the amount of such stockholders' equity attributable to Redeemable Capital Stock of such Person and its Subsidiaries, as determined in accordance with GAAP.

  "Credit Agreement" means that certain revolving credit and security agreement, providing for up to $100.0 million aggregate principal amount of borrowings, dated as of August 15, 1997 and as amended through and including the date of the Indenture, by and among the Company, certain Subsidiaries, the several lenders party thereto and NationsBank, N.A., as Administrative Agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, modified, supplemented, restructured, renewed, restated, refunded, replaced, extended or refinanced from time to time, together with any such amendment, modification, supplement, restructuring, renewal, restatement, refunding, replacement, extension or refinancing (collectively, a "Refinancing") to or of any of the foregoing (collectively, a "Modification") or to any Modification, ad infinitum, including, without limitation, any agreement modifying the maturity or amortization schedule of or refinancing or refunding all or any portion of the Indebtedness thereunder or increasing the amount that may be borrowed under such agreement or any successor agreement. For purposes of this definition, "Credit Agreement" includes that certain Revolving Credit Promissory Note between Pediatric Services of America, Inc., a Georgia corporation and wholly owned subsidiary of the Company and NationsBank, N.A. dated February 26, 1998. The Company shall promptly notify the Trustee of any Refinancing of the Credit Agreement.

  "Credit Facility" means the Credit Agreement and any one or more other borrowing arrangements entered into by and between the Company and/or one or more of its Subsidiaries and a commercial bank or other institutional lender, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as amended, modified, supplemented, restructured, renewed, restated, refunded, replaced, extended or refinanced from time to time on one or more occasions. The Company shall promptly notify the Trustee of any Refinancing of a Credit Facility.

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Designated Senior Debt" means (i) so long as any Indebtedness is outstanding under the Credit Agreement, such Indebtedness, and (ii) after repayment in full of any outstanding Indebtedness under the Credit Agreement, any other Senior Debt permitted under the Indenture the principal amount of which at the time of such designation is $10.0 million or more and that has been designated by the Company as "Designated Senior Debt."

  "Disqualified Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (other than an event which would constitute a Change of Control), matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes.


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

  "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

  "Existing Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture until such amounts are repaid.

  "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated EBITDA of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. For purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period, and "Fixed Charge Coverage Ratio" shall give pro forma effect to the Indebtedness and the Consolidated EBITDA of the Person which is the subject of any such acquisition, including any pro forma adjustments to the Consolidated EBITDA of such Person which would be required or permitted as a result of such acquisition by Article 11 of Regulation S-X promulgated by the Commission under the Securities Act if such financials were included in a registration statement filed under the Securities Act and (ii) the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded.

  "Fixed Charges" means, with respect to any Person for any period, the sum of
(i) the Consolidated Interest Expense of such Person for such period and (ii) any interest expense on Indebtedness of another Person that is (a) Guaranteed by the referent Person or one of its Restricted Subsidiaries (whether or not such Guarantee is called upon) or (b) secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Lien is called upon); provided that with respect to clause (ii)(b), the amount of Indebtedness (and attributable interest expense) shall be equal to the lesser of (I) the principal amount of the Indebtedness secured by the assets of such Person or one of its Restricted Subsidiaries and (II) the fair market value (as determined by the Board of Directors of such Person and set forth in an Officers' Certificate delivered to the Trustee) of the assets securing such Indebtedness and (iii) the product of (A) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Subsidiary) on any series of preferred stock of such Person, times (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, the Securities and Exchange Commission or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time; provided, however, that all reports and other financial information provided by the Company to the Holders, the Trustee and/or the Commission shall be prepared in accordance with GAAP, as in effect on the date of such report or other financial information.

  "Government Securities" means direct obligations of, or obligations guaranteed by the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

  "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect hereof, of all or any part of any Indebtedness.

  "Guaranteeing Subsidiary" means each of (i) the Subsidiaries of the Company in existence on the date of the Indenture and (ii) any future Restricted Subsidiary and their respective successors and assigns.

  "Health Care Related Business" means a business whose revenues result from the provision of health care related services, which term for purposes hereof shall include health care information services and children's services.

  "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or foreign exchange rates and (iii) indemnity agreements and arrangements entered into in connection with the agreements and arrangements described in clauses (i) and (ii).

  "Incur" or "incur" means, with respect to any Indebtedness (including Acquired Debt), to create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of such Indebtedness (including Acquired Debt); provided that
(i) neither the accrual of interest nor the accretion of original issue discount shall be considered an incurrence of Indebtedness and (ii) the assumption of Indebtedness by the surviving entity of a transaction permitted by the last sentence of the second paragraph under "Subsidiary Guarantees" or the last sentence of the covenant entitled "Merger, Consolidation, or Sale of Assets" in existence at the time of such transaction shall not be deemed to be an incurrence of Indebtedness. The term "incurrence" has corresponding meaning.

  "Indebtedness" means, with respect to any Person without duplication, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing Capital Lease Obligations or the deferred and unpaid balance of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable, or representing any Hedging Obligations if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person), the maximum fixed repurchase price of Disqualified Stock issued by such Person and the liquidation preference of preferred stock issued by such Person, in each case if held by any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company, and, to the extent not otherwise included, the Guarantee by such Person of any such indebtedness of any other Person.

  "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company, or any Restricted Subsidiary of the Company issues Equity Interests, such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an investment on the date of any such sale, disposition or issuance equal to the fair market value of the Equity Interests of such Person held by the Company or such Restricted Subsidiary immediately following any such sale, disposition or issuance.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest).

  "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions or (b) the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

  "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, amounts required to be applied to the repayment of Indebtedness (other than long-term Indebtedness of a Restricted Subsidiary of such Person and Indebtedness under the Credit Facility) secured by a Lien on the asset or assets that are the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

  "Non-Recourse Debt" means Indebtedness (i) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (ii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

  "Obligations" means any principal, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Pari Passu Indebtedness" means Indebtedness of the Company which ranks pari passu in right of payment with the Notes.

  "Permitted ChoicePoint Payment" means a cash payment required to be made to ChoicePoint pursuant to Section 2.01(c) of the Asset Purchase Agreement, effective as of December 2, 1997, by and among ChoicePoint, ChoicePoint, Inc., Insurance Medical Reporter, Inc. and the Company (without giving effect to any amendment thereto that may be entered into by the parties thereto); provided that at the time any such payment is made (i) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and (ii) the Company would be able to incur at least $1.00 of additional Indebtedness under the Fixed Charge Coverage Ratio in the "Incurrence of Indebtedness and Issuance of Preferred Stock" Covenant.

  "Permitted Investments" means (i) Investments in the Company or in a Restricted Subsidiary of the Company (including, without limitation, Guarantees of the Indebtedness and/or other Obligations of the Company and/or any Wholly Owned Restricted Subsidiary of the Company, so long as such Indebtedness and/or other Obligations are permitted under the Indenture), (ii) Investments in Cash Equivalents, (iii) Investments by the Company or any Wholly Owned Restricted Subsidiary of the Company in, or the purchase of the securities of, a Person if, as a result of such Investment, (a) such person becomes a Restricted Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, (iv) Investments in accounts and notes receivable acquired in the ordinary course of business,
(v) any non-cash consideration received in connection with an Asset Sale that complies with the covenant entitled "Asset Sales," (vi) Investments in connection with Hedging Obligations permitted to be incurred under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock"; and (vii) Investments, not to exceed $10.0 million at any given time outstanding, in corporations, limited liability companies, partnerships (including limited liability partnerships), joint ventures or similar investment entities, provided any such entity is engaged in a Health Care Related Business.

  "Permitted Junior Securities" means debt securities of the Company that are unsecured and subordinated at least to the same extent as the Notes to Senior Debt of the Company and guarantees of any such debt by any Guaranteeing Subsidiary that are unsecured and subordinated at least to the same extent as the Subsidiary Guarantee of such Guaranteeing Subsidiary to the Senior Debt of such Guaranteeing Subsidiary, as the case may be, and has a final maturity date at least as late as the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Notes.

  "Permitted Liens" means (i) Liens on property of the Company and any Guaranteeing Subsidiary securing (a) Senior Debt and/or (b) Hedging Obligations (with respect to Senior Debt or otherwise) permitted to be incurred under the Indenture; (ii) Liens in favor of the Company or any of its Restricted Subsidiaries; (iii) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided, that such Liens were not incurred in connection with, or in contemplation of, such merger or consolidation and do not extend to any assets of the Company or any Restricted Subsidiary of the Company other than the assets acquired in such merger or consolidation; (iv) Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company; provided that such Liens were not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and do not extend to any assets of the Company or any other Restricted Subsidiary of the Company; (v) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not incurred in connection with, or in contemplation of, such acquisition and do not extend to any assets of the Company or any of its Restricted Subsidiaries other than the property so acquired; (vi) Liens to secure the performance of statutory obligations, surety or appeal bonds or performance bonds, or landlords', carriers', warehousemen's, mechanics', suppliers', materialmen's, or other like Liens, in any case incurred in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate process of law, if a reserve or other appropriate provision, if any, as is required by GAAP shall have been made therefor; (vii) Liens existing on the date of the Indenture; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (ix) Liens to secure Indebtedness of any Restricted Subsidiary permitted to be incurred by such Restricted Subsidiary pursuant to the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock; (x) Liens securing Indebtedness incurred to refinance Indebtedness that has been secured by a Lien permitted under the Indenture; provided that (a) any such Lien shall not extend to or cover any assets or property not securing the Indebtedness so refinanced and (b) the refinancing Indebtedness secured by such Lien shall have been permitted to be incurred under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock;" (xi) Liens in favor of the lessee on instruments which are the subject of leases entered into in the ordinary course of business; provided that any such Lien shall not extend to or cover any assets or property of the Company and its Restricted Subsidiaries that is not the subject of any such lease; (xii) Liens to secure Attributable Debt and or that is permitted to be incurred pursuant to the covenant entitled "Sale and Leaseback Transactions;" provided that any such Lien shall not extend to or cover any assets of the Company or any Guaranteeing Subsidiary other than the assets which are the subject of the sale leaseback transaction in which the Attributable Debt is incurred; and
(xiii) Liens in connection with attachments or judgments (including judgment or appeal bonds), provided that the judgment secured shall, within 45 days after the entry thereof, have been discharged or execution thereof stayed pending appeal (and the stay thereof not at any time lifted).

  "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);
(ii) such Permitted Refinancing Indebtedness has a final maturity date at least as late as the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased, or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iv) if the Indebtedness being extended, refinanced, renewed, replaced, defeased, or refunded ranks pari passu in right of payment with the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and ranks pari passu with, or is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (v) such Indebtedness is incurred by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

  "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, charitable foundation, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

  "Redeemable Capital Stock" means any shares of any class or series of Capital Stock, that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the Stated Maturity with respect to the principal of any Note or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity.

  "Restricted Investment" means an Investment other than a Permitted
Investment.

  "Restricted Subsidiary" means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

  "Senior Debt" means (a) with respect to the Company, (i) all Obligations permitted to be incurred pursuant to the Indenture under or in respect of the Credit Facility and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture and any Hedging Obligation permitted to be incurred under the terms of the Indenture, unless the instrument under which the foregoing is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes and (b) with respect to any Guaranteeing Subsidiary, (i) all Obligations permitted to be incurred pursuant to the Indenture under or in respect of the Credit Facility and (ii) any other Indebtedness permitted to be incurred by such Guaranteeing Subsidiary under the terms of the Indenture and any Hedging Obligation permitted to be incurred under the terms of the Indenture, unless the instrument under which the foregoing is incurred expressly provided that such Indebtedness is on parity with or subordinated in right of payment to the Subsidiary Guarantee of such Guaranteeing Subsidiary. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (w) any liability for federal, state, local or other taxes; (x) any Indebtedness of the Company or any Guaranteeing Subsidiary to the Company or any Subsidiary of the Company or any of their respective Affiliates, (y) any trade payables or
(z) any Indebtedness that is incurred in violation of the Indenture.

  "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

  "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

  "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

  "Unrestricted Subsidiary" means any Subsidiary that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary: (i) has no Indebtedness other than Non-Recourse Debt; (ii) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (iii) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (iv) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the covenant entitled "Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock," the Company shall be in default of such covenant from the date of such incurrence). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" and (ii) no Default or Event of Default would be in existence following such designation.

  "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the then outstanding principal amount of such Indebtedness into (ii) the total of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

  "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                        OLD NOTES; REGISTRATION RIGHTS

  Pursuant to the Registration Rights Agreement, the Company and the Guaranteeing Subsidiaries agreed to file with the Commission an Exchange Offer Registration Statement with respect to the issue of the New Notes. If (i) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any Holder of Transfer Restricted Securities notifies the Company within the specified time period that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer, (B) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the Commission a registration statement to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with such registration statement (the "Shelf Registration Statement"). The Company has agreed to use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until the earlier of (i) the date on which such Old Note has been exchanged by a person other than a broker-dealer for a New Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of an Old Note for a New Note, the date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Securities Act.

  The Registration Rights Agreement provides that (i) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to June 15, 1998, (ii) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to August 29, 1998, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its best efforts to issue on or prior to 45 days after the date on which the Exchange Offer Registration Statement is declared effective by the Commission, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer, (iv) if obligated to file the Shelf Registration Statement, the Company will file the Shelf Registration Statement with the Commission on or prior to 60 days after such filing obligation arises and use its best efforts to cause the Shelf Registration to be declared effective by the Commission on or prior to 135 days after such obligation arises and (v)(A) in certain circumstances, cause the Exchange Offer Registration Statement to remain effective and usable for a period of 180 days following the initial effectiveness thereof and (B) cause the Shelf Registration Statement to remain effective and usable for a period of two years following the initial effectiveness thereof or such shorter period ending when all the New Notes available for sale thereunder have been sold. If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness, (c) the Company fails to consummate the Exchange Offer within 45 days after the date on which the Exchange Offer Registration Statement is declared effective or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights

Agreement (each such event referred to in clauses (a) through (d) above as a "Registration Default"), then the Company will pay to each Holder of Old Notes, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Old Notes held by such Holder ("Liquidated Damages"). The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Old Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of Old Notes. All accrued Liquidated Damages will be paid by the Company on each Damages Payment Date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

  Holders of Old Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the same periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. Any Holder of Transfer Restricted Securities who elects not to participate in the Exchange Offer could be deemed to be less liquid than if such Holder participated in the Exchange Offer.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
                        RELATING TO THE EXCHANGE OFFER

  The following is a summary of the principal U.S. federal income tax consequences resulting from the exchange of the Old Notes for New Notes in the Exchange Offer. This summary does not purport to consider all the possible U.S. federal tax consequences of the purchase, ownership or disposition of the Notes and is not intended to reflect the particular tax position of any beneficial owner. It deals only with Old Notes and New Notes held as capital assets. Moreover, except as expressly indicated, it does not address beneficial owners that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, purchasers that hold Old Notes or New Notes as a hedge against currency risks or as part of a straddle with other investments or as part of a "synthetic security" or other integrated investment (including a "conversion transaction") comprised of a Note and one or more other investments, or purchasers that have a "functional currency" other than the U.S. dollar. Except to the extent discussed below under "Non-U.S. Holders", this summary is not applicable to persons other than "U.S. Holders" (defined below). This summary is based upon the U.S. federal tax laws and regulations as now in effect and as currently interpreted and does not take into account possible changes in such tax laws or such interpretations, any of which may be applied retroactively. It does not include any description of the tax laws of any state, local or foreign government that may be applicable to the Notes or holders thereof. Persons considering the exchange of their Old Notes for New Notes should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any consequences to them under the laws of any other taxing jurisdiction.

U.S. HOLDERS

  Payments of Interest. In general, interest on a New Note will be taxable to a beneficial owner who or which is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate or trust subject to United States federal income taxation on its income without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more persons who otherwise would be a U.S. Holder has the authority to control all substantial decisions of the trust (a "U.S. Holder") as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes.

  Exchange Offer. The exchange of Old Notes for New Notes pursuant to the Exchange Offer will not be treated as an "exchange" for federal income tax purposes because the New Notes will not be considered to differ materially in kind or extent from the Old Notes. As a result, there will be no federal income tax consequences to holders exchanging the Old Notes pursuant to the Exchange Offer.

NON-U.S. HOLDERS

  Under present United States federal income and estate tax law and subject to the discussion of backup withholding below:

    (a) payments of principal and interest on the New Notes by the Company or any agent of the Company to any Holder that is not a U.S. Holder (a "Non-U.S. Holder") will not be subject to United States federal withholding tax, provided that (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company (directly or indirectly) through stock ownership and (iii) either (A) the beneficial owner of the Old Notes or the New Notes certifies to the Company or its agent, under penalties of perjury, that he is not a "United States person" (as defined in the Code) and provides his name and address, or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Notes on behalf of the beneficial owner certifies to the Company or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof;

    (b) a Non-U.S. Holder will not be subject to United States federal withholding tax on gain realized on the sale, exchange or redemption of New Note; and

    (c) a New Note held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if, at the time of such death, the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and the income on the New Notes would not have been effectively connected with the conduct of a trade or business by the individual in the United States.

  Regulations proposed by the Internal Revenue Service, if finalized in their current form, would modify the certification requirements described in clause(a)(iii) above with respect to certain payments made after such regulations become effective.

  If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the New Note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph (provided that such holder properly claims such exemption by furnishing a properly executed IRS Form 4224 on or before any payment due), may be subject to U.S. federal income tax on such interest and gain on the sale, exchange or redemption of the New Note in the same manner as if it were a U.S. Holder.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  For each calendar year in which the New Notes are outstanding, the Company is required to provide the IRS with certain information, including the Holder's name, address and taxpayer identification number, the aggregate amount of principal and interest paid to that Holder during the calendar year and the amount of tax withheld, if any. This obligation, however, does not apply with respect to certain U.S. Holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trust and individual retirement accounts.

  In the event that a U.S. Holder subject to the reporting requirements described above fails to supply its correct taxpayer identification number in the manner required by applicable law or underreports its tax liability, the Company, its agent or paying agents or a broker may be required to "backup" withhold a tax equal to 31% of each payment of interest and principal (and premium, if any) on the New Notes. This backup withholding is not an additional tax and may be credited against the U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

  Under current Treasury Regulations, backup withholding and information reporting will not apply to payments made by the Company or any agent thereof (in its capacity as such) to a Non-U.S. Holder of a New Note if such holder has provided the required certification that it is not a United States person as set forth in clause (iii) in the first paragraph under "--Non-U.S. Holders", or has otherwise established an exemption (provided that neither the Company not its agent has actual knowledge that the holder is a United States person or that the conditions of any exemption are not in fact satisfied).

  Payment of the proceeds from the sale of a New Note to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding, except that information reporting may apply to such payments if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business. Payment of the proceeds from a sale of an Old Note or New Note to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number of otherwise establishes an exemption from information reporting and backup withholding. The proposed Treasury Regulations, noted above, if adopted in their current form, would also provide alternative certification requirements and means for obtaining the exemption from withholding tax.

                             PLAN OF DISTRIBUTION

  Each broker-dealer (a "Participating Broker-Dealer") that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes received in exchange for Old Notes where such Old Notes are acquired as a result of market-making activities or other trading activities. The Company and the Guaranteeing Subsidiaries have agreed that for a period of 180 days after the Expiration Date, they will make this Prospectus, as it may be amended or supplemented from time to time, available to any Participating Broker-Dealer for use in connection with any such resale. In addition, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

  The Company will not receive any proceeds from any sale of New Notes by Participating Broker-Dealers. New Notes received by Participating Broker-Dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer and/or the purchasers of any such New Notes. Any Participating Broker-Dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver a prospectus, and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date, the Company and the Guaranteeing Subsidiaries promptly will send additional copies of this Prospectus, as it may be amended or supplemented from time to time, to any Participating Broker-Dealer upon request. The Company and the Guaranteeing Subsidiaries have agreed to pay all expenses incidental to the Exchange Offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

                                 LEGAL MATTERS

  The legality of the New Notes offered hereby and the federal income tax consequences of the Exchange Offer will be passed upon for the Company by Long Aldridge & Norman LLP, Atlanta, Georgia.

                                    EXPERTS

  The consolidated financial statements of Pediatric Services of America, Inc. and its consolidated subsidiaries as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 (except for Premier Medical Services, Inc. for the year ended September 30, 1995) included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as stated in their report also included in this Prospectus and Registration Statement. The consolidated financial statements of Premier Medical Services, Inc. for the year ended September 30, 1995 (combined with those of the Company) have been audited by Deloitte & Touche LLP as stated in their report included herein. Such financial statements of the Company and its consolidated subsidiaries are included herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                         NUMBER
                                                                         ------
AUDITED FINANCIAL STATEMENTS
Report of Independent Auditors..........................................   F-2
Consolidated Balance Sheets as of September 30, 1997 and 1996...........   F-3
Consolidated Statements of Income for the years ended September 30,
 1997, 1996 and 1995....................................................   F-4
Consolidated Statements of Redeemable Preferred Stock, Common Stock and
 Other Stockholders' Equity at October 1, 1994 and September 30, 1995,
 1996 and 1997..........................................................   F-5
Consolidated Statements of Cash Flows for the years ended September 30,
 1997, 1996 and 1995....................................................   F-6
Notes to Consolidated Financial Statements..............................   F-7
UNAUDITED INTERIM FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets (unaudited) as of December 31,
 1997 and September 30, 1997............................................  F-19
Condensed Consolidated Statements of Income (unaudited) for the three months ended December 31, 1997 and 1996................................  F-20
Condensed Consolidated Statements of Cash Flows (unaudited) for the three months ended December 31, 1997 and 1996..........................  F-21
Notes to Condensed Consolidated Financial Statements....................  F-22

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Pediatric Services of America, Inc.

  We have audited the accompanying consolidated balance sheets of Pediatric Services of America, Inc. ("PSA") as of September 30, 1997 and 1996, and the related consolidated statements of income, redeemable preferred stock, common stock and other stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of PSA's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated statements of income, redeemable preferred stock, common stock and other stockholders' equity and cash flows of Premier Medical Services, Inc., a wholly-owned subsidiary, for the year ended September 30, 1995, which statements reflect total net revenue of 26% for 1995 of the related consolidated financial statement total. Those statements were audited by other auditors, whose report thereon has been furnished to us, and our opinion, insofar as it relates to data included for Premier Medical Services, Inc., is based solely on the reports of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PSA at September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

November 18, 1997, except for Note 15
 as to which the date is April 10, 1998
Atlanta, Georgia

                      PEDIATRIC SERVICES OF AMERICA, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                          SEPTEMBER 30,
                                                    --------------------------
                                                        1997          1996
                                                    ------------  ------------
ASSETS
Current assets:
 Cash and cash equivalents......................... $    500,629  $    770,206
 Accounts receivable, less allowances for doubtful
  accounts of $10,036,000 and $8,523,000,
  respectively.....................................   75,458,527    47,744,840
 Prepaid expenses..................................      507,905       460,850
 Deferred income taxes.............................    3,879,862     3,524,265
 Other current assets..............................    3,481,517     2,065,314
                                                    ------------  ------------
   Total current assets............................   83,828,440    54,565,475
Property and equipment:
 Home care equipment held for rental...............   24,103,723    19,013,569
 Furniture and fixtures............................    6,979,170     4,910,212
 Vehicles..........................................      731,565       580,445
 Leasehold improvements............................      580,675       562,285
                                                    ------------  ------------
                                                      32,395,133    25,066,511
 Accumulated depreciation and amortization.........  (15,678,405)  (11,644,023)
                                                    ------------  ------------
                                                      16,716,728    13,422,488
Other assets:
 Goodwill, less accumulated amortization of
  $3,695,000 and $2,333,000, respectively..........   50,421,121    28,733,976
 Certificates of need, less accumulated
  amortization of $279,000 and $176,000,
  respectively.....................................    1,542,996     1,171,772
 Deferred financing fees, less accumulated
  amortization of $192,000 and $76,000,
  respectively.....................................      632,449       216,342
 Noncompete agreements, less accumulated
  amortization of $719,000 and $582,000,
  respectively.....................................      320,555       368,333
 Other.............................................      371,706       257,144
                                                    ------------  ------------
                                                      53,288,827    30,747,567
                                                    ------------  ------------
   Total assets.................................... $153,833,995  $ 98,735,530
                                                    ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable.................................. $  6,302,182  $  5,779,594
 Accrued compensation..............................    5,146,786     3,581,013
 Accrued insurance.................................    2,392,780     1,845,993
 Other accrued liabilities.........................    3,559,100     2,724,454
 Deferred revenue..................................      852,899       792,139
 Income taxes payable..............................    1,119,526     1,852,128
 Current maturities of long-term obligations from
  related parties..................................    2,163,101           --
 Current maturities of long-term obligations.......       98,590     2,317,569
                                                    ------------  ------------
   Total current liabilities.......................   21,634,964    18,892,890
Long-term obligations from related parties, net of
 current maturities................................    3,887,339           --
Long-term obligations, net of current maturities...   61,124,757    23,637,954
Deferred income taxes..............................    4,690,651     1,077,058
Minority interest in subsidiary....................      815,794       935,035
Stockholders' equity:
 Preferred stock, $.01 par value, 2,000,000 shares
  authorized, no shares issued and outstanding.....          --            --
 Common stock, $.01 par value, 80,000,000 shares
  authorized, 6,257,979 and 6,247,567 shares
  issued and outstanding in 1997 and 1996,
  respectively.....................................       62,580        62,476
 Additional paid-in capital........................   41,746,450    41,513,355
 Retained earnings.................................   19,871,460    12,616,762
                                                    ------------  ------------
Total stockholders' equity.........................   61,680,490    54,192,593
                                                    ------------  ------------
Total liabilities and stockholders' equity......... $153,833,995  $ 98,735,530
                                                    ============  ============

                            See accompanying notes.

                      PEDIATRIC SERVICES OF AMERICA, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                               YEAR ENDED SEPTEMBER 30,
                                        ---------------------------------------
                                            1997         1996          1995
                                        ------------ ------------  ------------
NET REVENUE...........................  $204,022,726 $163,804,464  $111,859,820
Costs and expenses:
 Operating salaries, wages and
  employee benefits...................    87,943,066   72,026,197    50,077,865
 Other operating costs................    75,385,617   60,096,166    39,086,858
 Corporate, general and
  administrative......................    12,885,475   10,783,957     7,216,887
 Provision for doubtful accounts......     6,238,965    4,707,989     3,163,799
 Depreciation and amortization........     6,102,522    4,858,319     3,656,300
 Combination costs....................           --     1,165,600           --
                                        ------------ ------------  ------------
 Total costs and expenses.............   188,555,645  153,638,228   103,201,709
                                        ------------ ------------  ------------
Operating income......................    15,467,081   10,166,236     8,658,111
Interest expense......................     3,534,262    1,778,384     1,643,459
                                        ------------ ------------  ------------
Income before minority interest,
 income taxes and extraordinary item..    11,932,819    8,387,852     7,014,652
Minority interest in loss of
 subsidiary...........................       119,341       64,965           --
                                        ------------ ------------  ------------
Income before income taxes and
 extraordinary item...................    12,052,160    8,452,817     7,014,652
Income taxes..........................     4,797,462    3,406,484     2,803,156
                                        ------------ ------------  ------------
Income before extraordinary item......     7,254,698    5,046,333     4,211,496
Extraordinary item, net of tax expense
 of $521,000..........................           --           --        781,220
                                        ------------ ------------  ------------
Net income............................  $  7,254,698 $  5,046,333  $  4,992,716
                                        ============ ============  ============
Net income attributable to common and
 common equivalent shares:
Income before extraordinary item......  $  7,254,698 $  5,046,333  $  4,211,496
Less accretion on redeemable preferred
 stock................................           --       (10,174)      (35,952)
Less preferred stock dividends........           --       (85,750)     (194,943)
                                        ------------ ------------  ------------
Income before extraordinary item
 attributable to common and common
 equivalent shares....................     7,254,698    4,950,409     3,980,601
Extraordinary item, net of tax expense
 of $521,000..........................           --           --        781,220
                                        ------------ ------------  ------------
Net income attributable to common and
 common equivalent shares.............  $  7,254,698 $  4,950,409  $  4,761,821
                                        ============ ============  ============
INCOME PER SHARE DATA:
Income before extraordinary item per
 common share:
 Basic................................  $       1.16 $       0.82  $       0.86
 Diluted..............................          1.13         0.77          0.77
Extraordinary item per common share:
 Basic................................           --           --   $       0.17
 Diluted..............................           --           --           0.15
                                        ------------ ------------  ------------
Net income per common share:
 Basic................................  $       1.16 $       0.82  $       1.02
 Diluted..............................          1.13         0.77          0.92
                                        ============ ============  ============
Weighted average shares outstanding
 (in thousands):
 Basic................................         6,257        6,057         4,655
 Diluted..............................         6,446        6,437         5,166
                                        ============ ============  ============

                             See accompanying notes

                      PEDIATRIC SERVICES OF AMERICA, INC.

             CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK,
                  COMMON STOCK AND OTHER STOCKHOLDERS' EQUITY

                         REDEEMABLE
                         CONVERTIBLE           ADDITIONAL                    TOTAL
                          PREFERRED   COMMON     PAID-IN     RETAINED    STOCKHOLDERS'
                            STOCK      STOCK     CAPITAL     EARNINGS       EQUITY
                         -----------  -------  -----------  -----------  -------------
Balances at October 1,
 1994................... $ 1,867,283  $41,876  $17,150,539  $ 2,904,532   $20,096,947
Issuance of 14,300
 shares of redeemable
 convertible preferred
 stock, net of issuance
 costs of $38,000.......   1,392,000      --           --           --            --
54,748 shares of common
 stock issued through
 exercise of stock
 options................         --       548       85,991          --         86,539
41,548 shares of common
 stock issued in
 connection with the
 acquisition of
 businesses.............         --       416      567,084          --        567,500
Issuance of 1,319,915
 shares of common stock
 upon consummation of a
 second public offering,
 net of issuance costs
 of $1,680,105..........         --    13,199   19,095,357          --     19,108,556
Accretion on redeemable
 preferred stock........      35,952      --           --       (35,952)      (35,952)
Preferred stock
 dividends..............     194,943      --           --      (194,943)     (194,943)
Net income..............         --       --           --     4,992,716     4,992,716
                         -----------  -------  -----------  -----------   -----------
Balances at September
 30, 1995...............   3,490,178   56,039   36,898,971    7,666,353    44,621,363
63,563 shares of common
 stock issued through
 exercise of stock
 options................         --       636      355,356          --        355,992
51,124 shares of common
 stock issued in
 connection with the
 acquisition of a
 business...............         --       511      999,489          --      1,000,000
Accretion on redeemable
 preferred stock........      10,174      --           --       (10,174)      (10,174)
Preferred stock
 dividends..............      85,750      --           --       (85,750)      (85,750)
Conversion of preferred
 stock upon business
 combination............  (3,586,102)   3,324    3,261,505          --      3,264,829
97,409 shares of common
 stock issued from the
 conversion of warrants
 and stock options upon
 the business
 combination............         --       974         (974)         --            --
99,233 shares of common
 stock issued upon the
 exercise of warrants...         --       992         (992)         --            --
Net income..............         --       --           --     5,046,333     5,046,333
                         -----------  -------  -----------  -----------   -----------
Balances at September
 30, 1996...............         --    62,476   41,513,355   12,616,762    54,192,593
43,753 shares of common
 stock issued through
 exercise of stock
 options................         --       437      232,762          --        233,199
33,341 shares of common
 stock cancelled from
 escrow.................         --      (333)         333          --            --
Net income..............         --       --           --     7,254,698     7,254,698
                         -----------  -------  -----------  -----------   -----------
Balances at September
 30, 1997............... $       --   $62,580  $41,746,450  $19,871,460   $61,680,490
                         ===========  =======  ===========  ===========   ===========

                            See accompanying notes.

                      PEDIATRIC SERVICES OF AMERICA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             YEAR ENDED SEPTEMBER 30,
                                      ----------------------------------------
                                          1997          1996          1995
                                      ------------  ------------  ------------
OPERATING ACTIVITIES
Net income..........................  $  7,254,698  $  5,046,333  $  4,992,716
 Adjustments to reconcile net income
  to net cash provided by (used in)
  operating activities:
 Depreciation and amortization......     6,102,522     4,858,319     3,656,300
 Provision for doubtful accounts....     6,238,965     4,707,989     3,163,799
 Amortization of deferred financing
  fees..............................       115,621        48,713        27,456
 Accrued interest on subordinated
  note..............................           --            --        181,210
 Deferred income taxes..............     3,257,996      (526,145)     (562,844)
 Minority interest in loss of
  subsidiary........................      (119,341)      (64,965)          --
 Extraordinary item, net of tax.....           --            --       (781,220)
 Changes in operating assets and
  liabilities, net of effects from
  acquisitions of businesses:
  Accounts receivable...............   (30,202,092)  (20,258,758)  (12,342,946)
  Prepaid expenses..................       (44,955)       81,708        67,774
  Other current assets..............    (1,377,765)   (1,295,488)      (93,850)
  Accounts payable..................       288,183     2,671,756       544,664
  Income taxes payable..............      (752,602)    1,034,234       199,159
  Accrued liabilities...............     2,206,288     1,281,231     1,480,443
                                      ------------  ------------  ------------
Net cash provided by (used in)
 operating activities...............    (7,032,482)   (2,415,073)      532,661
INVESTING ACTIVITIES
Purchases of property and
 equipment..........................    (6,866,888)   (6,478,823)   (3,811,372)
Acquisitions of businesses..........   (20,943,121)   (4,780,619)  (18,233,062)
Proceeds from minority partner in
 joint venture......................           100     1,000,000           --
Other, net..........................        38,846       (56,204)       29,895
                                      ------------  ------------  ------------
Net cash used in investing
 activities.........................   (27,771,063)  (10,315,646)  (22,014,539)
FINANCING ACTIVITIES
Borrowings (payments) on revolving
 line of credit, net................           --     (3,892,054)      866,554
Principal payments on long-term
 debt...............................    (9,231,503)   (2,290,404)  (22,900,780)
Borrowings on long-term debt........    44,064,000    19,735,276    17,100,000
Deferred financing fees.............      (531,728)      (94,770)      (80,000)
Issuance of common stock............           --            --     19,108,556
Issuance of preferred stock.........           --            --      1,392,000
Payment of preferred stock
 dividend...........................           --       (280,693)          --
Proceeds from exercise of stock
 options............................       233,199       223,008        86,539
                                      ------------  ------------  ------------
Net cash provided by financing
 activities.........................    34,533,968    13,400,363    15,572,869
                                      ------------  ------------  ------------
Increase (decrease) in cash and cash
 equivalents........................      (269,577)      669,644    (5,909,009)
Cash and cash equivalents at
 beginning of year..................       770,206       100,562     6,009,571
                                      ------------  ------------  ------------
Cash and cash equivalents at end of
 year...............................  $    500,629  $    770,206  $    100,562
                                      ============  ============  ============
Supplemental disclosure of cash flow
 information
Cash paid for interest..............  $  2,957,313  $  1,843,000  $  1,635,000
                                      ============  ============  ============
Cash paid for income taxes..........  $  4,344,976  $  2,689,000  $  3,163,000
                                      ============  ============  ============

                            See accompanying notes.

                      PEDIATRIC SERVICES OF AMERICA, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Consolidation

  The consolidated financial statements include the accounts of Pediatric Services of America, Inc. ("PSA" or "the Company") and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of net revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Deposits with banks are federally insured in limited amounts.

 Property and Equipment

  Property and equipment are stated at cost and are depreciated on the straight-line method over the related asset's estimated useful life, generally five to ten years for assets other than home care equipment.

 Other Assets

  Goodwill represents the excess of the purchase price of acquired businesses over the fair value of net assets acquired and is being amortized using the straight-line method over thirty years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill and related assets will be reduced to their fair value.

  Certificates of need are certificates which allow the Company to provide home care services in sixteen counties in Maryland, the District of Columbia, North Carolina, New Jersey and Washington. The certificates of need were acquired in connection with business acquisitions by Premier Medical Services, Inc. ("Premier") and business acquisitions by the Company. The certificates of need are being amortized over their useful lives (see Note 5).

  Financing fees incurred in connection with the new credit agreement (see
Note 4) are being amortized using the straight-line method over the term of the agreement.

  The cost of non-compete agreements with former owners of acquired businesses are being amortized over the respective lives of each agreement (see Note 5).

 Net Revenue

  Net revenue represents the estimated net realizable amounts from patients, third-party payors and others for patient services rendered. Such revenue is recognized as the related services are performed. Approximately 36%, 37%, and 38% of the Company's net revenue for the years ended September 30, 1997, 1996 and 1995

                      PEDIATRIC SERVICES OF AMERICA, INC.

respectively, were reimbursed under arrangements with Medicare and Medicaid. Certain services are billed in advance of the Company rendering the related services. Such amounts are deferred in the balance sheet until the related services are performed.

 Advertising Costs

  Advertising costs are charged to expense in the period the costs are incurred. Advertising expense was approximately $587,000, $354,000 and $282,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

 Concentration of Credit Risk

  The Company's principal financial instrument subject to potential concentration of credit risk is trade accounts receivable. The concentration of credit risk with respect to trade accounts receivable is limited due to the large number of payors including Medicare and Medicaid, insurance companies, and individuals and the diversity of geographic locations in which the Company operates.

  At September 30, 1997, the Company had one interest rate swap agreement with a commercial bank (the "Counter Party"), having a cumulative notional principal amount of $25 million. The Company pays a fixed rate of 6.61% plus the applicable margin that varies from a minimum of .875% to a maximum of 1.625% and is based on the calculation of a leverage ratio. The interest rate differential to be received or paid is recognized over the life of the agreement as an adjustment to interest expense. The interest rate swap terminates in June 2002. The Company is exposed to credit loss in the event of non-performance by the Counter Party to the interest rate swap agreement. However, the Company does not anticipate such non-performance.

 Income Taxes

  The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Impact of Recently Issued Accounting Standards

  In the first quarter of fiscal year 1997, the Company adopted the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The adoption of this Statement did not have a material effect on the Company's financial position or on results of operations.

  In the first quarter of fiscal year 1998, the Company will adopt Statement of Financial Accounting Standards No. 131, "Reporting Aggregated Information about a Business Enterprise." The adoption of this Statement will not have a material effect on the Company's financial position or results of operations.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The Statement, which is effective for the Company's fiscal year ending September 30, 1999, establishes standards for the reporting and display of comprehensive

                      PEDIATRIC SERVICES OF AMERICA, INC.

income and its components in a full set of general purpose financial statements. The adoption of this Statement is not anticipated to have a material effect on the Company's financial position or results of operations.

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The new accounting standards prescribed by SFAS No. 123 are optional, and the Company is permitted to account for its stock incentive and stock purchase plans under previously issued accounting standards (See Note 7).

2. PREFERRED STOCK AND COMMON STOCK

  On June 13, 1995, the Company issued 1,102,415 shares of its Common Stock upon the closing of its second public offering for $15,890,077 in cash, net of issuance costs of $1,473,435. Also, on July 11, 1995, the Company's underwriters exercised their option to purchase 217,500 of additional shares of Common Stock for $3,218,479 in cash, net of issuance costs of $206,670.

  As of September 30, 1997 a total of 565,289 shares of Common Stock have been reserved for future issuance.

  Shares of Preferred Stock and Common Stock outstanding and related changes for the three years ended September 30, 1997 are as follows:

                                                        REDEEMABLE
                                                        CONVERTIBLE
                                                         PREFERRED   COMMON
                                                           STOCK      STOCK
                                                        ----------- ---------
   Balances at October 1, 1994.........................    20,000   4,187,641
     Exercise of stock options.........................       --       54,748
     Shares issued in connection with the acquisition
      of a business....................................       --       41,548
     Issuance of preferred stock.......................    14,300         --
     Issuance of common stock in second public
      offering.........................................       --    1,319,915
                                                          -------   ---------
   Balances at September 30, 1995......................    34,300   5,603,852
     Exercise of stock options.........................       --       63,563
     Exercise of warrants..............................       --       99,233
     Shares issued in connection with the acquisition
      of a business....................................       --       51,124
     Conversion of warrants and stock options upon
      business combination.............................       --       97,409
     Conversion of preferred stock upon business
      combination......................................   (34,300)    332,386
                                                          -------   ---------
   Balances at September 30, 1996......................       --    6,247,567
     Exercise of stock options.........................       --       43,753
     Shares cancelled from escrow......................       --      (33,341)
                                                          -------   ---------
   Balances at September 30, 1997......................       --    6,257,979
                                                          =======   =========

3. SHORT-TERM BORROWING ARRANGEMENTS

  Premier had a $5,000,000 revolving line of credit agreement bearing interest at the bank's prime interest rate plus 1.0%. Premier had outstanding borrowings of $3,892,000 under this line of credit at September 30, 1995. On May 20, 1996, the Company retired the debt and cancelled the credit agreement.

                      PEDIATRIC SERVICES OF AMERICA, INC.

4. LONG-TERM OBLIGATIONS

  The Company's long-term obligations as of September 30, 1997 and 1996, consist of the following:

                                                          1997        1996
                                                       ----------- -----------
   Note payable to bank............................... $61,000,000 $25,705,000
   Related party notes payable........................   6,050,440         --
   Other notes payable................................     223,347     250,523
                                                       ----------- -----------
                                                        67,273,787  25,955,523
   Less current maturities............................      98,590   2,317,569
   Less current maturities on related party notes
    payable...........................................   2,163,101         --
                                                       ----------- -----------
                                                       $65,012,096 $23,637,954
                                                       =========== ===========

  In May 1996, the Company amended its credit agreement (the "Amended Credit Agreement") to increase the amount of financing available from $28 million to $35 million, consisting of a $25 million revolving loan and a $10 million term loan. Amounts available to borrow under the Amended Credit Agreement were subject to limits as defined in the agreement. Borrowings under this facility bore interest at LIBOR plus 1.5% (7.00% at September 30, 1996), the bank's prime rate (8.25% at September 30, 1996) or at a rate equal to the bank's cost of funds plus 1.5%, at the Company's option. The principal balance outstanding at September 30, 1996 on the term loan was $10 million. The principal balance outstanding on September 30, 1996 on the revolving loan was $15.7 million.

  In December 1996, the Company again amended and restated the credit agreement ("1996 Amended and Restated Credit Agreement") to further increase the amount of available financing to $60 million, consisting of a $50 million revolving loan and a $10 million term loan. An additional bank was added to the credit agreement to expand the credit facility. The terms of the 1996 Amended and Restated Credit Agreement were consistent with the original terms of the credit agreement.

  In August 1997, the Company extended its existing credit facility. The amount of financing increased to $100 million from $60 million consisting of a $95 million revolving loan and a $5 million swingline facility. The loan is due August 2002. A commitment fee ranging from .225% to .375% per annum is charged on the average daily unused portion of the facility. Amounts available to borrow under this agreement are subject to rate limits as defined in the agreement. The revolving loan is collateralized by 100% of the voting stock of the Company, requires the Company to maintain certain financial ratios and places restrictions on the sale and purchase of assets, payment of dividends and other distributions relating to the Company's outstanding capital stock. Borrowings under this facility bear interest at LIBOR, the bank's prime rate or at a rate equal to the bank's cost of funds, plus an applicable margin that varies from a minimum of .875% to a maximum of 1.625% and is based on the calculation of a leverage ratio. At September 30, 1997 the Company's applicable margin was 1.25% and the interest rates under this facility at September 30, 1997 ranged from 6.91% to 7.12%. The principle balance outstanding at September 30, 1997 on the revolving loan was $61 million.

  In connection with these extended agreements, the Company incurred loan costs of approximately $532,000. These costs include loan closing fees, legal and professional fees.

  The subordinated note payable to Health Professionals, Inc. ("HPI") at September 30, 1995 charged interest at the prime rate. In fiscal year 1995, the Company restructured the note payable to HPI such that a prepayment on the note of $830,000 resulted in a reduction of the debt of $2,132,034. The difference is considered a gain on the extinguishment of the debt and is recorded as an extraordinary item of $781,220, which is net of income taxes of $520,814. In July 1996, the remaining outstanding balance of the note payable was repaid and cancelled.

                      PEDIATRIC SERVICES OF AMERICA, INC.

  The Company entered into twelve related party notes payable and thirteen non-compete agreements with individuals in connection with the acquisition of businesses. The notes are payable in monthly, quarterly or annual installments and bear interest at rates ranging from 6.0% to 9.0%. The maturity dates range from January 1998 to August 2000.

  The aggregate amount of required principal payments during each of the next five fiscal years and thereafter on all long-term obligations as of September 30, 1997 is as follows:

   YEAR ENDING SEPTEMBER 30,
   -------------------------
   1998.......................................................... $ 2,261,691
   1999..........................................................   3,887,214
   2000..........................................................     114,517
   2001 and thereafter...........................................  61,010,365
                                                                  -----------
                                                                  $67,273,787
                                                                  ===========

  Warrants were issued to a bank for the purchase of 124,094 shares of Common Stock or Series B Preferred Stock at an exercise price of $0.01 per share. Upon closing of the Company's initial public offering, warrants for 24,819 shares of Common Stock were exercised (see Note 2). As a result of the termination of a put right and exercise of certain of the warrants, the Company transferred $629,443 from redeemable warrants to Common Stock and Additional Paid-in Capital. In May, 1996, the remaining warrants were exercised for 99,233 shares of Common Stock and 42 shares of Common Stock, were transferred to the Company as consideration for the exercise of the warrants valued at $23.63 per share at the date of exercise.

  Premier also issued common stock warrants in conjunction with financing transactions. At September 30, 1995, Premier had outstanding warrants to purchase 57,027 shares of Common Stock with exercise prices ranging from $5.70 to $11.40. Upon the business combination with the Company, the warrants were exercised and converted into 35,069 shares of Common Stock.

5. ACQUISITIONS

  The Company acquired thirteen companies and a home health agency with a certificate of need during fiscal 1997, which were not deemed significant for the disclosure of pro forma financial information. The aggregate fiscal year net revenue for these acquisitions was approximately $28.9 million and total net assets were $6.1 million. The aggregate purchase price of these companies was approximately $25.5 million.

  PSA entered into a Stock Exchange Agreement with Premier on February 29, 1996. Based on the exchange ratio set forth in the Stock Exchange Agreement, PSA issued approximately 845,000 shares of its Common Stock for approximately 1,926,000 shares of Premier common stock outstanding, after giving effect to the conversion of Premier redeemable convertible preferred stock, warrants and certain options immediately prior to the transaction. The transaction has been accounted for using the pooling-of-interests method and, as a result, the financial position, results of operations and cash flows are presented as if the combining companies had been consolidated for all periods presented. Premier was incorporated in March 1993 and its results have been included since that date. The consolidated financial statements for 1996 include the costs related to the combination of approximately $1.2 million ($687,700 after tax, or $0.11 per share). These costs consist primarily of payments required under certain employment agreements due to a change in control of Premier and professional fees.

                      PEDIATRIC SERVICES OF AMERICA, INC.

  A reconciliation of net revenue, net income and related per share amounts of the combined entities from October 1, 1995 through the end of the quarter immediately preceding the date of the acquisition and fiscal 1995 are presented in the following table.

                                                  THREE MONTHS      YEAR END
                                               ENDED DECEMBER 31, SEPTEMBER 30,
                                                      1995            1995
                                               ------------------ -------------
                                               (IN THOUSANDS, EXCEPT PER SHARE)
Net revenue:
  PSA, as previously reported.................      $27,389         $ 83,224
  Premier.....................................        9,521           28,636
                                                    -------         --------
  Combined net revenue........................      $36,910         $111,860
                                                    =======         ========
Net Income:
  PSA, as previously reported.................      $ 1,335         $  4,203
  Premier.....................................          154                9
                                                    -------         --------
  Combined net income before extraordinary
   item.......................................        1,489            4,212
  Extraordinary item, net of tax..............          --               781
                                                    -------         --------
  Combined net income.........................      $ 1,489         $  4,993
                                                    =======         ========
Net income per share:
  PSA, as previously reported.................      $  0.24         $   0.93
  Combined....................................      $  0.24         $   0.94

  On August 1, 1994, Premier acquired substantially all of the assets and assumed certain liabilities of Peters Pediatrics Nursing Team, Inc. ("Peters") which provides health care personnel to care for pediatric patients in their homes. The purchase price consisted of a cash payment of $925,195, of which $300,000 was allocated to a covenant not to compete, the issuance of 17,547 shares of Common Stock and the issuance of a contingent note payable. The agreement requires the Company to pay the former owners $333,333 plus an interest factor in each of November 1995, 1996 and 1997, should the Peters business achieve specified revenue targets. In addition, the Company must pay the former owners a designated percentage of fiscal 1995, 1996 and 1997 earnings over specified target amounts.

  During fiscal 1997, the Peters business achieved certain specified revenue and earnings targets, resulting in additional payments or obligations of $368,602 which have been allocated to goodwill. Due to the uncertainty of meeting the remaining performance targets, such amounts have not been recorded as liabilities in these financial statements.

  On October 3, 1994, the Company acquired all of the outstanding stock of Oxygen Specialties, Inc. ("OSI"), a home medical equipment company headquartered in New Orleans, Louisiana. The purchase price of $4.9 million consisted of $4.7 million in cash and 16,393 shares of Common Stock valued at $200,000. An additional $200,000 was paid at closing for a non-compete agreement with the principal stockholders of OSI.

  On March 31, 1995, the Company acquired all of the outstanding stock of Pediatric Partners, Inc. ("PPI"), a health care company headquartered in Atlanta, Georgia, specializing in pediatric home health care services for medically fragile children, including intravenous therapies, nursing and home care equipment. The purchase price of $9.2 million consisted of $8.9 million in cash and 18,575 shares of Common Stock valued at $300,000. In addition, the Company assumed a note payable due by PPI to a former stockholder of the Company, T2 Medical, Inc., in the amount of $4.1 million (repaid during fiscal
1995) and paid $100,000 at closing for non-compete agreements with two PPI stockholders.

                      PEDIATRIC SERVICES OF AMERICA, INC.

  The following represents unaudited pro forma consolidated results of operations for the year ended September 30, 1995, assuming the above acquisitions had occurred at the beginning of the year of acquisition:

                                                                    YEAR ENDED
                                                                   SEPTEMBER 30,
                                                                       1995
                                                                   -------------
   Net revenue.................................................... $122,328,932
   Income before extraordinary item...............................    4,172,100
   Net income.....................................................    4,953,320
   Income before extraordinary item per share.....................         0.78
   Net income per share...........................................         0.93

  These unaudited pro forma consolidated results do not purport to be indicative of the results or trends that actually would have been obtained if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.

  The Company also acquired eight companies during fiscal 1996 and 1995, which were not deemed significant for the disclosure of pro forma financial information, with aggregate net revenue of approximately $16.6 million and total assets of $3.1 million. The aggregate purchase price of these companies was approximately $6.3 million.

  The purchase method of accounting was used to record each of the above acquisitions except Premier. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values at the purchase dates. Operating results for the acquired companies have been included in the Company's consolidated results of operations from the respective purchase dates.

6. LEASES

  The Company leases office space as well as certain automobiles and medical equipment under operating leases that expire at various dates through 2008. Rent expense approximated $4,209,000, $3,978,000 and $3,089,000 under these leases for the years ended September 30, 1997, 1996 and 1995, respectively.

  At September 30, 1997 the future minimum lease payments under non-cancelable operating leases with initial or remaining terms equal to or exceeding one year were as follows:

   YEAR ENDING SEPTEMBER 30,
   -------------------------
     1998.......................................................... $ 3,197,654
     1999..........................................................   2,417,440
     2000..........................................................   1,687,339
     2001..........................................................     971,115
     2002 and thereafter...........................................   4,226,279
                                                                    -----------
                                                                    $12,499,827
                                                                    ===========

7. STOCK OPTION PLANS

  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                      PEDIATRIC SERVICES OF AMERICA, INC.

  The Company's Stock Option Plan (the "Option Plan") provides for the granting of stock options covering up to 700,000 shares of Common Stock, of which 700,000 options have been granted to eligible participants as of September 30, 1997. A proposal to increase the number of shares of Common Stock issuable under the Option Plan from 700,000 shares to 1,750,000 shares will be submitted to the shareholders at the 1998 Annual Meeting of Shareholders. As of September 30, 1997, 101,575 options have been granted to eligible participants, subject to approval of the increase in shares. If shareholder approval of the increase in shares is not obtained, these options will be void. Options may be issued as either incentive stock options or as nonqualified stock options. Options may be granted only to those persons who are officers or employees of the Company or to certain outside consultants.

  The terms and conditions of options granted under the Option Plan, including the number of shares, the exercise price and the time at which such options become exercisable are determined by the Board of Directors. Upon the occurrence of certain events, the vesting period of the options accelerate. The term of options granted under the Option Plan are typically 3 to 5 years but may not exceed 10 years. The Company has the right to repurchase the Common Stock issued upon the exercise of these options at the then fair market value of such shares, if the Company or the holders of such shares terminate their employment with the Company.

  Under the Company's Directors' Stock Option Plan, directors of the Company who are not officers or employees of the Company will receive stock options each year to purchase up to 6,000 shares of Common Stock, at an exercise price equal to the fair market value on the date of grant and expiring 10 years after issuance. The options vest on the first anniversary of their issuance, provided that the grantee is then a director of the Company. A total of 95,000 shares of Common Stock have been reserved for issuance pursuant to options granted under the Directors' Stock Option Plan of which 75,000 options have been granted to eligible participants as of September 30, 1996. A proposal to increase the number of shares of Common Stock issuable under the Directors' Option Plan from 95,000 shares to 300,000 shares will be submitted to shareholders at the 1998 Annual Meeting of Shareholders, together with a proposal to permit discretionary grants under the plan. During fiscal year 1997, an additional 45,000 options were granted in excess of the 20,000 remaining options available to grant under the plan to eligible participants. The options are subject to shareholder approval of the proposed amendments and if shareholder approval of the increase of the proposed amendments is not obtained, these options will be void.

  Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rates of 5.99% and 6.40%; a dividend yield of 0.0%; volatility factors of the expected market price of the Company's common stock of 2.12 and a weighted-average expected life of the option of 4 years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                      PEDIATRIC SERVICES OF AMERICA, INC.

  For purposes of the pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                                                   1997   1996
                                                                  ------ ------
   Pro forma net income.......................................... $6,506 $4,708
   Pro forma earnings per share
     Basic....................................................... $ 1.04 $ 0.78
     Diluted..................................................... $ 1.01 $ 0.73

  A summary of stock option activity is as follows:

                                                                     WEIGHTED
                                                                     AVERAGE
                                                                  EXERCISE PRICE
                                                         SHARES     PER SHARE
                                                        --------  --------------
   Outstanding at October 1, 1994......................  471,892      $ 4.21
     Granted...........................................  189,509       16.97
     Exercised.........................................  (54,748)       1.59
     Cancelled.........................................  (20,517)       8.31
                                                        --------      ------
   Outstanding at September 30, 1995...................  586,136        9.30
     Granted...........................................  185,600       19.55
     Exercised......................................... (124,707)       3.51
     Cancelled.........................................  (65,376)      11.92
                                                        --------      ------
   Outstanding at September 30, 1996...................  581,653       13.20
     Granted...........................................  194,500       18.46
     Exercised.........................................  (43,753)       5.33
     Cancelled.........................................  (20,537)      16.54
                                                        --------      ------
   Outstanding at September 30, 1997...................  711,863      $15.02
                                                        ========      ======

  At September 30, 1997, 1996 and 1995, options to acquire 322,821, 247,084, and 223,122 shares, respectively, were exercisable. The weighted average fair value of options granted in 1997 and 1996 was $7.97 and $8.64, respectively.

  The following table summarizes the ranges of exercise prices and weighted average contractual lives for options outstanding and the weighted average exercise price for options exercisable as of September 30, 1997.

               OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
   ------------------------------------------------------------------------
                                WEIGHTED AVERAGE   NUMBER       WEIGHTED
                                   REMAINING       OPTIONS      AVERAGE
   EXERCISE PRICE   OUTSTANDING CONTRACTUAL LIFE EXERCISABLE EXERCISE PRICE
   --------------   ----------- ---------------- ----------- --------------
   $0.014-$0.714       16,474         3.0           16,474       $ 0.47
       1.43            12,017         4.3           12,017         1.43
     4.29-5.70        114,016         5.4           95,746         4.46
    8.00-10.26         45,731         6.7           38,084         8.85
    13.38-19.87       478,625         8.6          144,000        17.89
    20.00-24.75        45,000         9.2           16,500        24.58
                      -------         ---          -------       ------
                      711,863         7.8          322,821       $11.68
                      =======                      =======

                      PEDIATRIC SERVICES OF AMERICA, INC.

8. INCOME TAXES

  The provision for income taxes for the years ended September 30, 1997, 1996 and 1995 are summarized below:

                                                 1997       1996        1995
                                              ---------- ----------  ----------
   Current:
     Federal................................. $2,683,000 $3,421,000  $2,830,000
     State...................................    503,000    642,000     536,000
                                              ---------- ----------  ----------
                                               3,186,000  4,063,000   3,366,000
   Deferred:
     Federal.................................  1,357,021   (552,856)   (480,540)
     State...................................    254,441   (103,660)    (82,304)
                                              ---------- ----------  ----------
                                               1,611,462   (656,516)   (562,844)
                                              ---------- ----------  ----------
                                              $4,797,462 $3,406,484  $2,803,156
                                              ========== ==========  ==========

  A reconciliation of the provision for income taxes to the statutory federal income tax rate is as follows:

                                                1997       1996       1995
                                             ---------- ---------- ----------
   Statutory rate of 34% applied to pre-tax
    income.................................  $4,097,734 $2,873,958 $2,385,000
   State income taxes, net of federal tax
    benefit................................     448,340    338,113    302,300
   Amortization of goodwill................     202,992    192,630    136,000
   Other, net..............................      48,396      1,783    (20,144)
                                             ---------- ---------- ----------
                                             $4,797,462 $3,406,484 $2,803,156
                                             ========== ========== ==========

  Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                        1997         1996
                                                     -----------  -----------
   Allowance for doubtful accounts.................. $       --   $ 3,238,765
   Mark to market accounting for accounts
    receivable......................................  (2,448,500)         --
   Net operating loss carryforward..................   1,830,844       96,000
   Payroll related accruals.........................     495,566      394,568
   Insurance related accruals.......................   1,068,684      701,436
   Property and equipment and intangibles...........  (2,242,151)  (2,023,422)
   Other, net.......................................     484,768       39,860
                                                     -----------  -----------
   Net deferred tax asset/(liability)............... $  (810,789) $ 2,447,207
                                                     ===========  ===========

  Under new guidance issued by the Internal Revenue Service in December 1996, the Company made an election entitling it to mark its accounts receivable to market value for tax purposes. This election eliminated the deferred tax asset relating to the allowance for doubtful accounts and established a new deferred tax liability to reflect the new temporary difference.

  The Company has approximately $4.8 million of net operating losses for income tax purposes available to offset future taxable income. Such losses expire $1.3 million by the year 2010 and $3.5 million by the year 2011.

                      PEDIATRIC SERVICES OF AMERICA, INC.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and cash equivalents The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

  Long and short-term debt The carrying amounts of the Company's borrowings under its short-term revolving credit agreements approximate their fair value. The fair values of the Company's long-term debt are estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The Company's amount of long-term debt approximates its fair value.

10. EMPLOYEE SAVINGS PLAN

  The Company has a contributory savings plan (the "Plan"), which qualifies under Section 401(k) of the Internal Revenue Code, covering substantially all of its employees. The Company, at its discretion, may match 33% of employee contributions to a maximum of 6% of employee earnings each Plan year. Company contributions to the Plan were approximately $277,000, $201,000 and $117,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

11. COMMITMENTS AND CONTINGENCIES

  As of September 30, 1997, the Company's professional liability insurance policy is on a claims-made basis. Should this claims-made policy not be renewed or replaced with equivalent insurance, claims based on occurrences during its term but asserted subsequently would be uninsured.

  The Company is subject to claims and suits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company's consolidated financial position.

12. BASIC AND DILUTED NET INCOME PER SHARE

  Basic net income per share is computed using the weighted average number of shares of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common shares outstanding and the dilutive effect of common equivalent shares (calculated using the treasury stock method).

  The following table sets forth the reconciliation of the denominators of the basic and diluted earnings per share:

                                                     YEAR ENDED SEPTEMBER 30,
                                                    --------------------------
                                                      1997     1996     1995
                                                    -------- -------- --------
                                                          (IN THOUSANDS)
Denominator for basic income per share-weighted
 average shares....................................    6,257    6,057    4,655
Effect of dilutive securities:
Warrants and options...............................      189      243      403
Conversion of preferred stock upon business
 combination.......................................      --       137      --
Redeemable convertible preferred stock converted...      --       --       108
                                                    -------- -------- --------
Denominator for diluted income per share-adjusted
 weighted average shares...........................    6,446    6,437    5,166
                                                    ======== ======== ========

                      PEDIATRIC SERVICES OF AMERICA, INC.

13. UNAUDITED SUBSEQUENT EVENTS

  As of December 1, 1997, the Company has acquired five companies subsequent to September 30, 1997. These companies were not deemed significant for the disclosure of pro forma financial information. The total purchase price of these companies was approximately $18.8 million and were accounted for under the purchase method of accounting.

  On December 15, 1997, one of the Company's consolidated subsidiaries, Insurance Medical Reporter, Inc. ("IMR"), purchased certain assets of ChoicePoint Services, Inc., for $21.7 million and was accounted for under the purchase method of accounting. This acquisition expanded IMR's product line revenue from approximately $26 million to $85 million. IMR provides paramedical examinations for the life and health insurance industries. This acquisition was not deemed significant for the disclosure of pro forma financial information.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

  Summarized quarterly financial data for 1997 and 1996 is as follows (in thousands, except per share data):

                                                            QUARTER
                                                -------------------------------
FISCAL 1996:                                     FIRST  SECOND   THIRD  FOURTH
------------                                    ------- ------- ------- -------
Net revenue.................................... $36,910 $40,166 $43,033 $43,695
Operating income...............................   2,766   1,348   3,002   3,050
Income before income taxes.....................   2,496     948   2,413   2,595
Net income.....................................   1,489     576   1,401   1,580
Net income per share:
 Basic.........................................    0.25    0.09    0.22    0.25
 Diluted.......................................    0.23    0.08    0.22    0.25

                                                            QUARTER
                                                -------------------------------
FISCAL 1997                                      FIRST  SECOND   THIRD  FOURTH
-----------                                     ------- ------- ------- -------
Net revenue.................................... $46,554 $49,746 $53,890 $53,833
Operating income...............................   3,309   3,683   4,032   4,444
Income before income taxes.....................   2,774   2,903   3,064   3,311
Net income.....................................   1,656   1,733   1,839   2,026
Net income per share:
 Basic.........................................    0.27    0.28    0.29    0.32
 Diluted.......................................    0.26    0.27    0.29    0.31

15. SUBSEQUENT EVENT

  During the quarter ended December 31, 1997, the Company adopted SFAS
No. 128. Financial statements issued subsequent to the adoption of SFAS
No. 128 are required to disclose restated earnings per share for all periods presented. Earnings per share amounts and related notes for all periods have been restated to conform to the SFAS No. 128 requirements.

                      PEDIATRIC SERVICES OF AMERICA, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1997         1997
                                                     ------------ -------------
                                                     (UNAUDITED)    (AUDITED)
ASSETS
Current assets:
 Cash and cash equivalents..........................   $    415     $    501
 Accounts receivable, less allowances for doubtful
  accounts of $11,461 and $10,036, respectively.....     86,252       75,458
 Prepaid expenses...................................        962          508
 Deferred income taxes..............................      3,400        3,880
 Other current assets...............................      5,448        3,481
                                                       --------     --------
Total current assets................................     96,477       83,828
Property and equipment:
 Home care equipment held for rental................     25,660       24,104
 Furniture and fixtures.............................      8,860        6,979
 Vehicles...........................................        789          731
 Leasehold improvements.............................        631          581
                                                       --------     --------
                                                         35,940       32,395
 Accumulated depreciation and amortization..........    (16,850)     (15,678)
                                                       --------     --------
                                                         19,090       16,717
Other assets:
 Goodwill, less accumulated amortization of $4,231
  and $3,695, respectively..........................     81,701       50,421
 Certificates of need, less accumulated amortization
  of $319 and $279, respectively....................      2,929        1,543
 Deferred financing fees, less accumulated
  amortization of $237 and $192, respectively.......        588          632
 Non-compete agreements, less accumulated
  amortization of $757 and $719, respectively.......        306          321
 Other..............................................        426          372
                                                       --------     --------
Total assets........................................   $201,517     $153,834
                                                       ========     ========
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable...................................   $  7,408     $  6,302
 Accrued compensation...............................      4,753        5,147
 Accrued insurance..................................      2,643        2,393
 Other accrued liabilities..........................      6,144        3,559
 Deferred revenue...................................        983          853
 Income taxes payable...............................      1,709        1,119
 Current maturities of long-term obligations from
  related parties...................................      2,086        2,163
 Current maturities of long-term obligations........        105           99
                                                       --------     --------
Total current liabilities...........................     25,831       21,635
Long-term obligations from related parties net of
 current maturities.................................      3,854        3,887
Long-term obligations, net of current maturities....     86,102       61,125
Deferred income taxes...............................      5,132        4,691
Minority interest in subsidiary.....................        815          816
Stockholders' equity:
 Preferred stock, $.01 par value, 2,000 shares
  authorized; no shares issued and outstanding......        --           --
 Common stock, $.01 par value, 80,000 shares
  authorized; 7,109 shares at December 31, 1997 and
  6,258 shares at September 30, 1997 issued and
  outstanding, respectively.........................         70           63
 Additional paid-in capital.........................     57,720       41,746
 Retained earnings..................................     21,993       19,871
                                                       --------     --------
Total stockholders' equity..........................     79,783       61,680
                                                       --------     --------
Total liabilities & stockholders' equity............   $201,517     $153,834
                                                       ========     ========

     See accompanying notes to condensed consolidated financial statements

                      PEDIATRIC SERVICES OF AMERICA, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                            THREE MONTHS ENDED
                                                               DECEMBER 31,
                                                            -------------------
                                                              1997      1996
                                                            --------- ---------
                                                                (UNAUDITED)
Net revenue................................................ $  61,559 $  46,554
Costs and expenses:
  Operating salaries, wages and employee benefits..........    26,081    19,734
  Other operating costs....................................    22,943    17,948
  Corporate, general and administrative....................     3,836     2,772
  Provision for doubtful accounts..........................     1,833     1,375
  Depreciation and amortization............................     1,847     1,416
                                                            --------- ---------
    Total costs and expenses...............................    56,540    43,245
                                                            --------- ---------
Operating income...........................................     5,019     3,309
Interest expense...........................................     1,466       575
                                                            --------- ---------
Income before minority interest and income taxes...........     3,553     2,734
Minority interest in loss of subsidiary....................         1        40
                                                            --------- ---------
Income before income taxes.................................     3,554     2,774
Income taxes...............................................     1,432     1,118
                                                            --------- ---------
Net income................................................. $   2,122 $   1,656
                                                            ========= =========
BASIC SHARE DATA:
  Net income per common and common equivalent share........ $    0.33 $    0.27
                                                            ========= =========
  Weighted average common shares outstanding...............     6,504     6,249
                                                            ========= =========
DILUTED SHARE DATA:
  Net income per common and common equivalent share........ $    0.32 $    0.26
                                                            ========= =========
  Weighted average common shares outstanding...............     6,708     6,433
                                                            ========= =========


     See accompanying notes to condensed consolidated financial statements

                      PEDIATRIC SERVICES OF AMERICA, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                          THREE MONTHS ENDED
                                                             DECEMBER 31,
                                                          --------------------
                                                            1997       1996
                                                          ---------  ---------
                                                             (UNAUDITED)
OPERATING ACTIVITIES
  Net income............................................. $   2,122  $  1,656
Adjustments to reconcile net income to net cash used in
 operating activities:
  Depreciation and amortization..........................     1,847     1,416
  Provision for doubtful accounts........................     1,833     1,375
  Amortization of deferred financing fees................        45        19
  Deferred income taxes..................................       922       --
  Minority interest loss in subsidiary...................        (1)      (40)
Changes in operating assets and liabilities, net of
 effects from acquisitions of businesses:
  Accounts receivable....................................   (11,734)   (7,031)
  Prepaid expenses and other current assets..............    (1,764)     (551)
  Accounts payable.......................................     1,029      (360)
  Income taxes...........................................       590      (281)
  Accrued liabilities....................................     2,108     1,036
                                                          ---------  --------
Net cash used in operating activities....................    (3,003)   (2,761)
INVESTING ACTIVITIES
  Purchases of property and equipment....................    (1,774)   (1,400)
  Acquisitions of businesses.............................   (19,736)   (4,250)
  Other, net.............................................       (10)     (378)
                                                          ---------  --------
Net cash used in investing activities....................   (21,520)   (6,028)
FINANCING ACTIVITIES
  Principal payments on long-term debt...................      (594)      (91)
  Borrowings on long-term debt...........................    25,000     8,850
  Deferred financing fees................................       --       (179)
  Proceeds from exercise of stock options................        31        18
                                                          ---------  --------
Net cash provided by financing activities................    24,437     8,598
                                                          ---------  --------
Decrease in cash and cash equivalents....................       (86)     (191)
Cash and cash equivalents at beginning of year...........       501       770
                                                          ---------  --------
Cash and cash equivalents at end of period............... $     415  $    579
                                                          =========  ========
Supplemental disclosure of cash flow information:
  Cash paid for interest................................. $   1,262  $    439
                                                          =========  ========
  Cash paid for income taxes............................. $      50  $  1,405
                                                          =========  ========

     See accompanying notes to condensed consolidated financial statements

                      PEDIATRIC SERVICES OF AMERICA, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--UNAUDITED

                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements of Pediatric Services of America, Inc. (the "Company") and its majority-owned subsidiaries have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Results of operations for the three month period ended December 31, 1997 are not necessarily indicative of the results to be expected for the entire fiscal year ending September 30, 1998. These condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements for the year ended September 30, 1997 included in the Company's Annual Report on Form 10-K for such year filed with the Securities and Exchange Commission. Principal accounting policies are set forth in the Company's 1997 Annual Report.

2. NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

  In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share. Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements. The dilutive effect of the weighted average options included in the diluted earnings per share is 204,545 and 183,889 for the three months ended December 31, 1997 and 1996, respectively.

3. INTEREST RATE SWAP AGREEMENT

  At December 31, 1997, the Company had one interest rate swap agreement with a commercial bank (the "Counter Party"), having a cumulative notional principal amount of $25 million. The Company pays a fixed rate of 6.61% plus the applicable margin that varies from a minimum of .875% to a maximum of 1.625% and is based on the calculation of a leverage ratio. The interest rate differential to be received or paid is recognized over the life of the agreement as an adjustment to interest expense. The interest rate swap terminates in June 2002. The Company is exposed to credit loss in the event of non-performance by the Counter Party to the interest rate swap agreement. However, the Company does not anticipate such non-performance.

4. ACQUISITIONS

  On October 31, 1997, the Company purchased the assets and assumed certain liabilities of Pediatric Physical Therapy, Inc. ("PPT"), a physical therapy company in St. Louis, Missouri, for a total purchase price of $50,000, consisting of $30,000 cash and $20,000 in the form of a note payable by the Company. The Company assumed approximately $200,000 in indebtedness.

  On November 7, 1997, the Company purchased substantially all of the assets of Intra-Care, Inc. ("IC"), a home infusion and pharmaceutical company in Little Falls, New Jersey, for a total purchase price of $7.5 million. The purchase price consisted of $4.5 million in cash and $3.0 million in the form of shares of the Company's Common Stock. The shares of Common Stock have been placed in escrow and will be released upon the satisfaction of certain conditions.

                      PEDIATRIC SERVICES OF AMERICA, INC.

  On November 11, 1997, one of the Company's consolidated subsidiaries, Insurance Medical Reporter, Inc. ("IMR"), purchased certain assets of American Insurance Examiners, Inc. ("AIE"), a paramedical testing company in Los Angeles, California, for a total cash purchase price of $1.225 million.

  On November 21, 1997, the Company purchased substantially all of the assets of Kids and Nurses, Inc. ("KAN"), a company specializing in prescribed pediatrics extended care facilities. The total purchase price was $2.5 million consisting of shares of the Company's Common Stock. A portion of the shares have been placed in escrow for a period of one year from the closing date and will be released upon the satisfaction of certain conditions. At closing, the Company assumed and paid $750,000 indebtedness.

  On December 1, 1997, the Company purchased substantially all of the assets of Cyber Home Medical Equipment Corp., Inc. ("CHM"), a home medical equipment company, in Rockville Center, New York, for a total purchase price of $1.25 million. The purchase price consisted of $550,000 in cash, $300,000 in the form of a note payable by the Company and $400,000 in the form of shares of the Company's Common Stock. The shares of Common Stock have been placed in an escrow account for the term of one year from December 1, 1997 and will be released upon the satisfaction of certain conditions. The note will be paid quarterly over a three year period.

  On December 15, 1997, one of the Company's consolidated subsidiaries, IMR, purchased certain paramedical testing assets of ChoicePoint Services, Inc. ("PMI") for $21.7 million consisting of $11.7 million in cash and $10.0 million in the form of shares of the Company's Common Stock. For a one year period, the Company has agreed to protect the average price received by PMI upon disposition of the Company's shares.

  On December 29, 1997, the Company purchased all of the assets and assumed certain liabilities of Kid's Nurses, Inc. ("KN"), a pediatric nursing company in St. Louis, Missouri, for a total purchase price of $350,000. The purchase price consisted of $250,000 in cash, $50,000 in the form of a note payable by the Company and $50,000 in the form of shares of the Company's Common Stock. The shares have been placed in an escrow account until December 29, 1998 and will be released upon the satisfaction of certain conditions. The note will be paid annually over a two year period.

  The purchase method of accounting was used to record each of the above acquisitions. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values at the purchase dates. Operating results for the acquired companies have been included in the Company's consolidated results of operations from the respective purchase dates.

  The acquisitions of PPT, IC, AIE, KAN, CHM, PMI and KN are not considered significant as defined by Regulation S-X Rule 1-02(w) and, therefore, the consolidated financial statements do not reflect pro forma financial information for these acquisitions.

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 NO DEALER, SALESMAN OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PEDIATRIC SERVICES OF AMERICA, INC., THE INITIAL PURCHASERS OR ANY OF THEIR RESPECTIVE AGENTS. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PEDIATRIC SERVICES OF AMERICA, INC. SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SO-LICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SO-LICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   4
Incorporation by Reference...............................................   4
Prospectus Summary.......................................................   5
Risk Factors.............................................................  13
The Company..............................................................  20
Use of Proceeds of New Notes.............................................  20
Use of Proceeds of Old Notes.............................................  20
Capitalization...........................................................  21
The Exchange Offer.......................................................  22
Selected Historical Consolidated Financial Data..........................  29
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  32
Business.................................................................  39
Management...............................................................  57
Description of Credit Agreement..........................................  58
Description of Notes.....................................................  59
Old Notes; Registration Rights...........................................  85
Certain Federal Income Tax Considerations Relating to the Exchange
 Offer...................................................................  86
Plan of Distribution.....................................................  88
Legal Matters............................................................  89
Experts..................................................................  89
Index to Financial Statements............................................ F-1

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                                  $75,000,000

                                     LOGO

                               OFFER TO EXCHANGE
               10% SENIOR SUBORDINATED NOTES DUE 2008, SERIES A
                        ($75,000,000 PRINCIPAL AMOUNT)
                              FOR ALL OUTSTANDING
                    10% SENIOR SUBORDINATED NOTES DUE 2008
                  ($75,000,000 PRINCIPAL AMOUNT OUTSTANDING)

                                 -------------

                                  PROSPECTUS

                                 -------------


                                 MAY 12, 1998



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